December 4, 2007

Dear Business Objects Security Holder:

On behalf of the Board of Directors of Business Objects S.A., I am pleased to inform you that SAP France S.A., a wholly owned subsidiary of SAP AG, today commenced a tender offer to purchase all outstanding ordinary shares, warrants and ORNANEs of Business Objects held by U.S. holders, and all outstanding Business Objects American depositary shares held by any holder, wherever resident. The remainder of Business Objects’ outstanding ordinary shares, warrants and ORNANEs, which are held by persons outside the U.S., are the subject of a parallel tender offer in France. The U.S. offer and French offer are being made pursuant to a Tender Offer Agreement dated October 7, 2007, as amended, between Business Objects and SAP AG.

The Board of Directors of Business Objects unanimously approved SAP France’s tender offers in France and the U.S., and determined that the financial terms of these offers are fair to holders of Business Objects securities, and further concluded that the offers are in the interest of holders of Business Objects securities, insofar as they represent an opportunity to benefit from immediate liquidity under fair conditions. The Board of Directors has unanimously recommended that you tender your securities in the tender offer.

A copy of Business Objects’ solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer in the U.S., including a description of the reasons for the Board of Directors’ recommendation described above. Also enclosed are SAP France’s U.S. offer to purchase, dated December 4, 2007, letters of transmittal for use in tendering your Business Objects securities and other related documents. These documents set forth the terms and conditions of the tender offer in the U.S. We urge you to read the enclosed information and consider it carefully before tendering.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

John Schwarz
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Business Objects S.A.
(Name of Subject Company)
Business Objects S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Michael S. Ringler, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”). Business Objects’ principal executive offices are located at 157-159, rue Anatole France, Levallois-Perret, France and 3030 Orchard Parkway, San Jose, California. The telephone number of Business Objects’ principal executive office in California is (408) 953-6000.

Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) is filed with the Securities and Exchange Commission (“SEC”) on December 4, 2007 by Business Objects and relates to: (i) ordinary shares, nominal value €0.10 per share, of Business Objects (“Ordinary Shares”), (ii) American depositary shares of Business Objects (“ADSs”), with each ADS representing one Ordinary Share, evidenced by American depositary receipts (“ADRs”), (iii) convertible/exchangeable bonds of Business Objects due January 1, 2027, bearing interest at 2.25% (“ORNANEs”), and (iv) warrants, each of which entitles the holder to purchase one Ordinary Share, which were issued to nonemployee directors by Business Objects in July 2003 with an exercise price of €19.45 per Ordinary Share (the “July 2003 Warrants”), in June 2004 with an exercise price of €17.04 per Ordinary Share (the “June 2004 Warrants”), in July 2005 with an exercise price of €23.13 per Ordinary Share (the “July 2005 Warrants”), in July 2006 with an exercise price of €22.31 per Ordinary Share (the “July 2006 Warrants”), and in June 2007 with an exercise price of €29.99 per Ordinary Share (the “June 2007 Warrants”). The warrants described in (iv) are sometimes referred to, collectively, in this Statement as the “Warrants,” and together with the Ordinary Shares, ADSs and ORNANEs, the “Business Objects Securities.”

As of November 20, 2007, there were 98,158,924 Ordinary Shares outstanding, including in the form of ADSs, and including, 275,154 Ordinary Shares held in treasury (of which 150,456 ADSs are owned by the Business Objects Employee Benefit Sub-Plan Trust), 588,956 ADSs held by Business Objects Employee Benefit Sub-Plan Trust, and 1,217,262 ADSs held by Business Objects Option LLC, Business Objects’ indirectly, wholly owned subsidiary (such Ordinary Shares represent Ordinary Shares issuable upon exercise of the stock options held by former optionees of Crystal Decisions, Inc., SRC Software, Inc. and Infommersion, Inc., and which are not deemed to be outstanding and are not entitled to voting rights ). In the event any Ordinary Shares are not needed to satisfy obligations under stock options, such as if stock options expire prior to exercise, Business Objects may cause such Ordinary Shares to be sold in the market or to be used for other corporate purposes. Such Ordinary Shares are not considered outstanding until such time as the option holders exercise the stock options. As of November 20, 2007, there were 24,210,338 ADSs outstanding, representing 24,210,338 Ordinary Shares.

Neither the ORNANEs nor any of the Warrants are registered pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of November 20, 2007, there were 10,676,156 ORNANEs outstanding, and, as of that same date, 45,000 July 2003 Warrants, 195,000 June 2004 Warrants, 90,000 July 2005 Warrants, 45,000 July 2006 Warrants and 210,000 June 2007 Warrants were outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.  Business Objects is the person filing this Statement. The information about Business Objects’ address and business telephone number is set forth in Item 1, under the heading “Name and Address.”

Tender Offer.  This Statement relates to the tender offer by SAP France S.A., a société anonyme organized under the laws of the Republic of France (“SAP France”) and wholly owned subsidiary of SAP AG, an Aktiengesellschaft organized under the laws of Germany (“SAP”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by SAP France with the SEC on December 4, 2007, to purchase (i) all outstanding Ordinary Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), at a price of €42.00 per Ordinary Share, without interest, net to the seller in cash, (ii) all outstanding ADSs, at a price in U.S. dollars equal to the equivalent of €42.00 per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. (CET) on the business day following the expiration of the U.S. Offer (as defined below) or the business day following each tender of ADSs during a subsequent offer period of the U.S. Offer (as defined below), as the case may be), without interest, net to the seller in cash, (iii) all outstanding ORNANEs that are held by U.S. holders, at a price of €50.65 per ORNANE, without interest, net to the seller in cash, and (iv) all outstanding July 2003 Warrants, June 2004 Warrants, July 2005 Warrants, July 2006 Warrants and June 2007 Warrants that are held by U.S. holders, at a price of €22.55, €24.96, €18.87, €19.69, and €12.01 per Warrant, respectively, without interest, net to the seller in cash. The Offers are subject to the condition that the Business Objects Securities tendered into the Offers represent at least

50.01% of Business Objects’ voting rights, on a fully diluted basis (after giving effect to the exercise or conversion of all outstanding options, rights and securities exercisable for or convertible into Ordinary Shares or ADSs), on the closing date of the Offers. The Offers were also subject to an antitrust condition more fully described in Item 8 “Additional Information — Antitrust” of this Statement, which has been satisfied.

The tender offer referenced in the preceding paragraph is being made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated December 4, 2007 and filed as Exhibit (a)(1)(i) to the Schedule TO (the “U.S. Offer to Purchase”) and the related ADS Letter of Transmittal and Forms of Acceptance for the Ordinary Shares, ORNANEs and Warrants, filed as Exhibits (a)(1)(ii), (a)(1)(vi), (a)(1)(vii) and (a)(1)(viii), respectively, to the Schedule TO (which, as each may be amended and supplemented from time to time, constitute, together with the U.S. Offer to Purchase, the “U.S. Offer”). Holders of Ordinary Shares, ORNANEs or Warrants who are located outside the United States may not participate in the U.S. Offer. In addition to the U.S. Offer, SAP France is making a separate tender offer for Ordinary Shares, ORNANEs and Warrants held by persons other than U.S. holders, which offer is being made in France to persons in France and jurisdictions other than the United States where such offer is permitted by local law (the “French Offer” and, together with the U.S. Offer, the “Offers”).

The Offers are being made pursuant to a Tender Offer Agreement, dated as of October 7, 2007 (the “Tender Offer Agreement”), by and between SAP and Business Objects. Following the Offers, Business Objects will continue as a subsidiary of SAP France. A copy of the Tender Offer Agreement is filed as Exhibit e(2)(a) hereto and is incorporated herein by reference. The parties entered into an amendment to the Tender Offer Agreement on December 3, 2007. A copy of the amendment to the Tender Offer Agreement is filed as Exhibit e(2)(b) hereto and is incorporated herein by reference. The amendment is more fully described in Item 3(b) “Arrangements with SAP or SAP France” of this Statement.

According to the U.S. Offer to Purchase, SAP France’s principal executive offices are located at 23-25 rue Delarivière Lefoullon, La Défense 9, 92064 Paris La Défense Cedex, France, and the telephone number of its principal executive offices is +33 (0)1 44 45 20 00.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, in the Information Statement pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex I to this Statement and incorporated herein by reference, or otherwise incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Business Objects or its affiliates and (i) Business Objects’ directors, executive officers or affiliates or (ii) SAP France or its directors, executive officers or affiliates.

Certain executive officers and directors of Business Objects have interests in the Offers, which are described below and in the Information Statement, and which may present them with certain potential conflicts of interest.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change in control” applies, the consummation of the Offers would constitute a change in control.

(a)	Arrangements with Executive Officers and Directors of Business Objects.

Certain contracts, agreements, arrangements or understandings between (i) Business Objects and (ii) its directors and executive officers are described in the Information Statement, which is incorporated herein by reference. The descriptions of these agreements and arrangements in the Information Statement are qualified in their entirety by reference to the agreements filed as Exhibits (e)(4) through (e)(33) hereto, which are incorporated herein by reference.

Cash Consideration Payable Pursuant to the Offers.  If Business Objects’ directors and executive officers were to tender any Business Objects Securities they own for purchase pursuant to the Offers, they would receive the same cash consideration on the same terms and conditions as the other holders of Business Objects Securities.

As of October 7, 2007, the date Business Objects entered into the Tender Offer Agreement, Business Objects’ employee directors and other executive officers owned 440,240 Ordinary Shares and ADSs in the aggregate (excluding the exercise of options to purchase Ordinary Shares and Ordinary Shares and ADSs subject to forfeiture and a right of repurchase (“Restricted Stock”)), representing 0.46% of Business Objects’ issued and outstanding voting rights.

As of October 7, 2007, the date Business Objects entered into the Tender Offer Agreement, Business Objects’ non-employee directors owned 262,284 Ordinary Shares and ADSs in the aggregate (excluding the exercise of Warrants to purchase Ordinary Shares), representing 0.28% of Business Objects’ issued and outstanding voting rights.

As of October 7, 2007, Business Objects’ employee directors and other executive officers held options to purchase 2,523,329 Ordinary Shares in the aggregate, 1,752,619 of which were vested and exercisable as of that date, with exercise prices ranging from €9.16 to €66.27 and an aggregate weighted average exercise price of €32.75 per Ordinary Share.

As of October 7, 2007, Business Objects’ non-employee directors held Warrants to purchase 585,000 Ordinary Shares in the aggregate, 330,000 of which were vested and exercisable as of that date, with exercise prices ranging from €17.04 to €29.99 and an aggregate weighted average exercise price of €19.30 per Ordinary Share. On November 8, 2007, the Business Objects Board of Directors (the “Business Objects Board”) approved the amendment of the Warrants, which were previously non-transferable, to permit the non-employee directors holding Warrants to tender the Warrants in the Offers.

As of October 7, 2007, none of Business Objects’ directors or executive officers held any ORNANEs.

The following table sets forth, as of October 7, 2007, the date Business Objects entered into the Tender Offer Agreement, for each director and executive officer of Business Objects, the cash consideration that such individual would receive if such director or executive officer were to (i) tender all of the Ordinary Shares and ADSs that he or she owns, (ii) exercise all vested and exercisable options and tender such Ordinary Shares, (iii) tender all Ordinary Shares or ADSs subject to restricted stock units (“RSUs”) for which the right of repurchase has lapsed and (iv) tender all outstanding Warrants. If the directors and executive officers were to tender all of their Business Objects Securities for purchase pursuant to the Offers and those Business Objects Securities were accepted for purchase and purchased by SAP France, the directors and executive officers would receive an aggregate of

€53,206,576 in cash, less any required withholding taxes (based on calculations using the weighted average exercise price of Warrants and options to purchase Ordinary Shares).

				Weighted
				Average
				Exercise			Weighted
	Number of		Number of	Price of	Value of		Average
	Ordinary	Value of	Vested and	Vested and	Vested and		Exercise
	Shares/ADSs	Shares/ADSs	Exercisable	Exercisable	Exercisable	Number of	Price of	Value of
Name and Title	Owned*	Owned**	Options	Options	Options***	Warrants	Warrants***	Warrants

Bernard Charles	55,003	€2,310,126	—	—	—	45,000	€17.04	€1,123,200
Director
Jean-Francois Heitz	2,000	84,000	—	—	—	60,000	18.96	1,382,400
Director
Gerald Held	2,000	84,000	—	—	—	75,000	19.96	1,653,000
Director
Kurt Lauk	401	16,842	—	—	—	15,000	17.04	374,400
Director
Carl Pascarella	1,001	42,042	—	—	—	30,000	23.13	566,100
Director
David Peterschmidt	2,000	84,000	—	—	—	60,000	20.88	1,267,200
Director
Arnold Silverman	199,879	8,394,918	—	—	—	45,000	17.04	1,123,200
Director
Bernard Liautaud	366,348	15,386,616	1,464,790	€33.41	€12,582,546	—	—	—
Chairman and Chief Strategy Officer
John Schwarz	65,892	2,767,464	282,857	29.65	3,493,284	—	—	—
Chief Executive Officer and Director
James Tolonen	8,000	336,000	4,972	14.80	135,238	—	—	—
Chief Financial Officer
David Kennedy	—	—	—	—	—	—	—	—
General Counsel
TOTAL:	702,524	€29,506,008	1,752,619		€16,211,068	330,000		€7,489,500

*	Includes RSUs for which the right of repurchase has lapsed

**	Based on a price of €42.00 per Ordinary Share

***	Based on weighted average exercise price

Indemnification and Insurance.  For a period of six years after the closing of the Offers, SAP has agreed to cause Business Objects to maintain and extend all existing directors’ and officers’ liability policies with respect to claims arising from facts or events that occurred on or before the closing of the Offers, provided, however, that SAP may substitute these existing policies with policies of substantially equivalent coverage and amounts containing terms no less favorable than the existing directors’ and officers’ liability policies. The premium for the policies may not exceed $2.6 million per year.

In lieu of all other obligations of SAP described in the preceding paragraph, Business Objects or SAP may obtain, at or prior to the closing of the Offers, a prepaid (“tail”) directors’ and officers’ insurance policy with a six-year term covering each current officer and director, including, without limitation, in connection with the approval of the Tender Offer Agreement and the transactions contemplated thereby, on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of the Tender Offer Agreement. Without the prior written consent of SAP, the premium for the tail policy may not exceed $3.9 million. If a tail policy is obtained prior to the closing of the Offers, SAP has agreed to cause Business Objects or any successor in interest thereto, to maintain such tail policy in full force and effect, and continue to honor the obligations thereunder.

French law generally limits the ability of a French company to indemnify its (i) directors, as well as (ii) its chief executive officer (Directeur Général) and (iii) its deputy chief executive officers (Directeurs Généraux Délégués) ((ii) and (iii) collectively or individually referred to herein as the “Officer(s)”), against their liabilities. However, if a director or an Officer is sued by a third party and ultimately prevails in the litigation on all counts, but is nevertheless required to bear attorneys’ fees and costs, the company may in specified circumstances reimburse those fees and costs, to the extent permitted by the laws and regulations in effect, under an indemnification arrangement with the director or the Officer.

Business Objects has entered into such indemnification arrangements with each of its current executive officers and directors, pursuant to which Business Objects has committed to maintain in effect its existing directors’ and officers’ insurance policies.

Pursuant to French law, any indemnification arrangement between Business Objects and any of its directors or Officers must be approved by the Business Objects shareholders. The French Commercial Code does not prohibit a company from purchasing directors and officers insurance for all or part of the members of its management. Under French law, a company is responsible to third parties for the consequences of the decisions of its directors or Officers, such as violations of the laws and regulations applicable to French commercial companies, breaches of a company’s articles of association or mismanagement. If those decisions qualify as mismanagement for instance, the relevant director or Officer may be required to fully or partly indemnify the company. In addition, under French law, the directors and Officers are liable individually or jointly, as the case may be, to the company or to third parties to the same extent.

Employment Agreements with Current Executive Officers.  In the ordinary course of business and unrelated to the Offers, Business Objects and/or its controlled affiliates entered into employment agreements with John Schwarz, the Chief Executive Officer, Bernard Liautaud, the Chairman and Chief Strategy Officer, David Kennedy, the General Counsel, and James R. Tolonen, the Chief Financial Officer. Each agreement may be terminated by either Business Objects or the executive officer at any time with or without cause. In addition, the employment agreements provide for annual salary and bonus amounts and, in some cases, severance benefits, as may be adjusted from time to time by the Business Objects Board or its Compensation Committee. Set out below is a summary of potential post-employment/change of control benefits to which Mr. Liautaud, Mr. Schwarz, Mr. Tolonen and Mr. Kennedy may be entitled.

Bernard Liautaud

Mr. Liautaud is entitled to certain benefits upon termination of his employment with Business Objects Americas and Business Objects (U.K.) Limited and/or he ceases to be the Chairman of the Business Objects Board in certain scenarios.

Employment with Business Objects Americas

In the event of a termination of Mr. Liautaud’s employment with Business Objects Americas for Good Reason (as defined in Mr. Liautaud’s employment agreement with Business Objects Americas) or without Cause (as defined in Mr. Liautaud’s employment agreement with Business Objects Americas) either (i) prior to a change of control or (ii) on or after the 12 month anniversary of a change of control, Mr. Liautaud would be entitled to:

•	continued payment of two years of base salary;

•	continued payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances;

•	18 months of health benefits continuation for Mr. Liautaud and his eligible dependents;

•	two years of accelerated vesting of options granted to Mr. Liautaud prior to September 11, 2005; and

•	one year of accelerated vesting of Mr. Liautaud’s then unvested and outstanding options, RSUs and any other equity compensation granted to Mr. Liautaud on or after September 11, 2005, assuming all performance conditions had been fully achieved.

In the event of a termination of Mr. Liautaud’s employment with Business Objects Americas for Good Reason or without Cause within 12 months of a change of control, Mr. Liautaud would be entitled to:

•	continued payment of two years of base salary;

•	continued payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances;

•	18 months of health benefits continuation for Mr. Liautaud and his eligible dependents; and

•	accelerated vesting of all of Mr. Liautaud’s then unvested and outstanding options, RSUs and any other equity compensation.

Under either scenario, to be entitled to the benefits set forth above, Mr. Liautaud must execute and not revoke a release of claims in favor of Business Objects Americas and comply with a two year non-compete provision. If Mr. Liautaud were to breach the non-compete, he would be obligated to repay all salary, bonus and medical insurance premium reimbursement amounts paid or provided to him as severance compensation since his termination date, together with any tax and social charges (employer’s and employee’s) incurred with respect to these payments.

No cash severance payments will be made to Mr. Liautaud pursuant to the provisions described above during the six months following his termination unless Business Objects Americas determines that payment of such amounts would not cause Mr. Liautaud to incur additional tax liability under Section 409A of the Internal Revenue Code. If severance payments are delayed as a consequence, Business Objects Americas will pay such amounts to Mr. Liautaud as a lump-sum payment six months and one day following his termination.

Employment with Business Objects (U.K.) Limited

In the event of a termination of Mr. Liautaud’s employment with Business Objects (U.K.) Limited for Good Reason (as defined in Mr. Liautaud’s employment agreement with Business Objects (U.K.) Limited) or without Cause (as defined in Mr. Liautaud’s employment agreement with Business Objects (U.K.) Limited) at any time, Mr. Liautaud is entitled to:

•	continued payment of two years of base salary;

•	continued payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances; and

•	18 months of health benefits continuation for Mr. Liautaud and his eligible dependents.

To be entitled to the benefits set forth above, Mr. Liautaud must execute and not revoke a release of claims in favor of Business Objects (U.K.) Limited, and comply with a two year non-compete provision. Any breach of the non-compete would obligate Mr. Liautaud to repay all salary, bonus and medical insurance premium reimbursement amounts paid or provided to him as severance compensation since his termination date, together with any tax and National Insurance Contributions (employer’s and employee’s) incurred with respect to these payments.

Chairman of the Business Objects Board

In accordance with a resolution of the Business Objects Board of the Directors, in the event of a termination of Mr. Liautaud’s office of Chairman of the Board for (i) Good Reason or (ii) without Cause at any time, Mr. Liautaud would be entitled to:

•	continued payment of two years of base salary;

•	continued payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances; and

•	18 months of health benefits continuation for Mr. Liautaud and his eligible dependents.

To be entitled to the benefits set forth above, Mr. Liautaud must execute and not revoke a release of claims in favor of Business Objects (U.K.) Limited, and comply with a two year non-compete provision. Any breach of the non-compete would obligate Mr. Liautaud to repay all salary, bonus and medical insurance premium reimbursement amounts paid or provided to him as severance compensation since his termination date, together with any tax and expenses that Business Objects has incurred with respect to these payments.

John Schwarz

Mr. Schwarz is entitled to certain benefits upon termination of his employment as Business Objects’ Chief Executive Officer in certain scenarios.

In the event of a termination of Mr. Schwarz’s employment for Good Reason (as defined in Mr. Schwarz’s employment agreement) or without Cause (as defined in Mr. Schwarz’s employment agreement) either (i) prior to a change of control or (ii) on or after the 12 month anniversary of a change of control, Mr. Schwarz would be entitled to:

•	continued payment of one year of base salary;

•	continued payment of one year of target bonus, which is defined to be 100% of base salary in these circumstances;

•	18 months of health benefits continuation for Mr. Schwarz and his eligible dependents; and

•	12 months of accelerated vesting of then unvested and outstanding options, RSUs and any other equity compensation.

In the event of a termination of Mr. Schwarz’s employment for Good Reason or without Cause within 12 months of a change of control, Mr. Schwarz is entitled to:

•	a lump sum payment of two years of base salary;

•	a lump sum payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances;

•	18 months of health benefits continuation for Mr. Schwarz and his eligible dependents; and

•	accelerated vesting of all of Mr. Schwarz’s then unvested and outstanding options, RSUs and any other equity compensation.

Under either scenario, Mr. Schwarz must execute and not revoke a release of claims and comply with a non-compete provision (with a duration of two years when termination in connection with a change of control and one year when termination is not in connection with a change of control) to be entitled to the benefits set out above.

No cash severance payments will be made to Mr. Schwarz pursuant to the provisions described above during the six months following his termination unless Business Objects determines that payment of such amounts would not cause Mr. Schwarz to incur additional tax liability under Section 409A of the Internal Revenue Code. If severance payments are delayed as a consequence, Business Objects will pay such amounts to Mr. Schwarz as a lump-sum payment six months and one day following his termination.

James R. Tolonen and David Kennedy

Each of Mr. Tolonen and Mr. Kennedy is entitled to certain severance benefits upon termination of his employment with Business Objects in certain scenarios.

In the event of a termination of his employment without Cause or for Good Reason (as defined in the applicable change of control agreement) within 12 months after a change of control, Mr. Tolonen or Mr. Kennedy, as the case may be, would be entitled to:

•	a lump sum payment of 150% of base salary;

•	a lump sum payment of 150% of target bonus for either (a) the year in which the change of control occurs or (b) the year in which the termination occurs (whichever results in the greater bonus, where target bonus is defined for in the annual executive incentive plan as a percentage of base salary (for 2007, 65% for Mr. Tolonen and 50% for Mr. Kennedy));

•	acceleration of all of his outstanding options and other unvested and outstanding equity rights; and

•	18 months continuation of paid health, dental, vision and life insurance coverage, for the executive officer and his respective eligible dependents, at the same level of coverage as at the time of termination.

In either case, Mr. Tolonen or Mr. Kennedy, as the case may be, must execute and not revoke a release of claims in favor of Business Objects, and comply with an 18-month non-compete and an 18-month non-solicit to be entitled to the benefits set forth above. In the event of a breach of the non-compete and/or non-solicit by the executive officer, all severance payments and benefits would cease and the executive officer would be obligated to return all salary, bonus and medical insurance premium reimbursement amounts paid or provided to him as severance compensation since his termination date, including any gains from the sale of accelerated equity awards and any group health insurance premiums paid by Business Objects.

Amendments to Change of Control Severance Agreements with Current Executive Officers and Key Employees

On October 7, 2007, the Compensation Committee of the Business Objects Board recommended the approval of the provisions of the Tender Offer Agreement relating to the amendment of the change of control severance agreements (the “Change of Control Agreements”) between Business Objects or its subsidiaries and each of Scott Bajtos, Margaret Breya, Keith Budge, Deborah Byron, Herve Couturier, Mark Doll, John Schwarz, Gregory Wolfe and Janet Wood to provide that subject to completion of the Offers, in lieu of any other payments, benefits and vesting acceleration that may become due and payable under the Change of Control Agreements, Business Objects will pay to each of the persons listed above the benefits set forth in the subsections entitled “Severance Payment” and “Options; Restricted Shares, Other Equity Compensation” under the subsection of the Change of Control Agreements entitled “Involuntary Termination Other than for Cause or Voluntary Termination for Good Reason Following a Change of Control” under the section of the Change of Control Agreements entitled “Severance Benefits”. Based on the 2007 salaries of these executive officers and key employees, the maximum aggregate amount payable as a result of these amendments is $15.9 million.

(b)	Arrangements with SAP or SAP France.

Tender Offer Agreement.  The summary of the Tender Offer Agreement and the December 3, 2007 amendment thereto in Section 11 of the U.S. Offer to Purchase and the description of the conditions of the Offers in Section 13 of the U.S. Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender Offer Agreement and the December 3, 2007 amendment thereto. Among other things, the amendment to the Tender Offer Agreement provided that instead of the U.S. dollar value of the consideration to be paid for the ADSs in the U.S. Offer and any subsequent offer being determined on the basis of a current spot exchange rate as determined by the depositary on the date of settlement of the Offers, the U.S. dollar value of the consideration to be paid for the ADSs in the U.S. Offer and any subsequent offer would be determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. (CET) on the business day following the expiration of the U.S. Offer or the business day following each tender of ADSs during the subsequent offer period of the U.S. Offer, as the case may be.

Confidentiality Agreement.  A summary of the Confidentiality Agreement, entered into on September 8, 2007, between Business Objects and SAP (the “Confidentiality Agreement”) is contained in Section 11 of the U.S. Offer to Purchase and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Information Agent Agreement.  A summary of the Information Agent Agreement dated December 3, 2007 is set forth in Item 5 hereto.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

At a meeting held on October 7, 2007, the Business Objects Board, by unanimous vote of all of its directors, approved the Tender Offer Agreement and the transactions contemplated thereby, subject to the issuance by the Business Objects Board of its reasoned assessment of the Offers following receipt and review of (i) the independent valuation report prepared in accordance with Article 261-1 et seq. of the General Rules of the Autorité des marchés financiers, the French securities market regulatory authority (the “AMF”) and AMF Instruction No. 2006-08 of July 25, 2006, and (ii) the offer documents filed with the AMF by SAP France in respect of the French Offer.

At a meeting held on October 21, 2007, the Business Objects Board, by unanimous vote of all directors, (i) determined that the Offers are in the interests of the holders of Business Objects Securities insofar as they represent an opportunity to benefit from immediate liquidity under fair conditions, and of Business Objects and its employees, and (ii) resolved to recommend that the holders of Business Objects Securities accept the Offers and tender their Business Objects Securities pursuant to the Offers.

Accordingly, the Business Objects Board unanimously recommends that the holders of Business Objects Securities accept the Offers and tender their Business Objects Securities in the Offers.

The press release issued by Business Objects announcing the execution of the Tender Offer Agreement is filed as Exhibit (a)(12) hereto and is incorporated herein by reference.

(b)	Background.

Over the past several years, representatives of Business Objects have received inquiries and indications of interest from both strategic and financial investors wanting to explore the possibility of acquiring Business Objects.

While the Business Objects Board informally discussed, from time to time, different strategic alternatives for Business Objects, including a merger with or acquisition by a third party, at no time did the Business Objects Board decide to actively solicit indications of interest from third parties.

In July 2006, Party A contacted Mr. Liautaud regarding a possible strategic combination. Mr. Liautaud, after discussion with members of the Business Objects Board, had preliminary discussions with Party A regarding the acquisition of Business Objects by Party A.

On August 21, 2006, Goldman Sachs & Co. (“Goldman Sachs”) discussed with Business Objects’ Board Business Objects’ recent share price performance and strategic opportunities, including the inbound strategic interest from Party A.

On October 19, 2006, Business Objects entered into an engagement letter with Goldman Sachs, pursuant to which Business Objects engaged Goldman Sachs as its financial advisor to assist Business Objects in connection with its analysis and consideration of potential acquisition proposals Business Objects may receive.

On October 19, 2006, Goldman Sachs discussed with Business Objects’ Board financial aspects of a potential business combination with a third party, including with Party A.

On October 31, 2006, representatives of Business Objects, including Mr. Liautaud, met with Party A and discussed the strategic rationale of a potential combination, management financial projections and valuation.

In December 2006, Business Objects and Party A were not able to reach agreement, and they terminated their discussions.

On July 2, 2007, a representative of Party B met with Mr. Schwarz to explore strategic opportunities between the two companies, including a possible business combination.

On July 16, 2007, Business Objects entered into a confidentiality agreement with Party B.

On July 16, 2007, Mr. Schwarz, Mr. Liautaud and Mr. Tolonen met with representatives of Party B to explore the viability of a business combination between Business Objects and Party B. The principal topic discussed at this meeting was a general overview of Business Objects’ business.

On July 17, 2007, Léo Apotheker, the deputy chief executive officer of SAP, contacted Mr. Liautaud to explore the strategic opportunities between the two companies, including a possible business combination.

On July 25, 2007, Henning Kagermann, chief executive officer of SAP, spoke by telephone with Mr. Liautaud to continue the discussions initiated by Mr. Apotheker.

On August 6, 2007, Mr. Liautaud met with a representative of Party B to explore the possibility of a business combination between the two companies, including the strategic fit of the two companies and due diligence.

On August 9, 2007, members of the Business Objects Board held an informal strategy session to discuss its possible strategic alternatives, including continuing operations as a standalone company and entering into a business combination with a third party. The board members discussed potential acquirers including SAP, Party A, Party B and others. The costs and detriments of a business combination with each were considered.

On August 9, 2007, a special committee of the Business Objects Board (the “Special Committee”) was established to consider the possible sale of Business Objects to a third party. Gerald Held, the lead independent director of the Business Objects Board, was named Chairman of the Special Committee. The other members of the Special Committee included Jean-Francois Heitz, Kurt Lauk, Carl Pascarella and Arnold Silverman, each a member of the Business Objects Board.

On August 15, 2007, Mr. Liautaud and representatives of Party B participated in a conference call to exchange information about their respective businesses and to continue discussions of a potential acquisition of Business Objects by Party B.

On August 21, 2007, Mr. Liautaud and Mr. Schwarz met with Mr. Kagermann in Palo Alto, California, to explore the viability of a business combination between Business Objects and SAP. The principal issues discussed at this meeting were the potential benefits of a business combination.

On August 21, 2007, a representative of Party B called Mr. Liautaud to continue discussions of a potential acquisition of Business Objects by Party B.

On August 23, 2007, a representative of Party B called Mr. Schwarz to continue discussions of a potential acquisition of Business Objects by Party B.

On August 27, 2007, Mr. Liautaud participated in a conversation with a representative of Party B to continue discussions regarding a potential acquisition of Business Objects by Party B.

On September 4, 2007, Mr. Kennedy and Michael Junge, General Counsel of SAP, spoke by telephone to discuss and negotiate the terms of a mutual confidentiality agreement between the two companies.

On September 4, 2007, Mr. Liautaud and Mr. Schwarz, participating in a telephonic meeting, updated the Special Committee on the progress of the ongoing discussions with Party B and SAP.

On September 5, 2007, Mr. Liautaud and Mr. Schwarz participated in a conference call with a representative of Party B to continue discussions of a potential acquisition of Business Objects by Party B.

On the morning of September 8, 2007, Mr. Liautaud briefed the Special Committee on the agenda for the meetings scheduled with SAP later that day.

On September 8, 2007, Mr. Liautaud, Mr. Schwarz and Mr. Tolonen met in Paris, France, with Mr. Kagermann, Mr. Apotheker and Werner Brandt, the chief financial officer of SAP. At this meeting, the parties exchanged information related to their respective businesses and began high level exploratory discussions of the strategic, financial and practical aspects of a potential business combination between Business Objects and SAP. Business Objects and SAP executed a mutual confidentiality agreement covering, among other things, the discussions between the companies and any material that might be exchanged by the companies.

On September 10, 2007, Mr. Schwarz met with a representative of Party B to discuss the integration of Business Objects into Party B from an organizational and human resources perspective in the event of an acquisition by Party B of Business Objects.

On September 11, 2007, Mr. Apotheker contacted Mr. Schwarz by phone to continue discussions regarding a possible acquisition by SAP of Business Objects.

On September 11, 2007, Goldman Sachs discussed with the Business Objects Board financial aspects of a potential acquisition of Business Objects, including by SAP and Party B.

On September 12, 2007, Mr. Liautaud, Mr. Schwarz and a representative of Party B participated in a conference call to continue discussions regarding a possible acquisition by Party B of Business Objects.

On September 13, 2007, Business Objects received a due diligence request list from Party B.

On September 14, 2007, Mr. Liautaud met with Mr. Kagermann, Mr. Hasso Plattner, chairman of the supervisory board of SAP, and other representatives of SAP to continue discussions on a possible combination of the two companies and to discuss the companies’ respective product portfolios and architectural fit. That same day, Mr. Tolonen participated in a video conference with Mr. Brandt to discuss financial and other matters regarding Business Objects.

On September 15, 2007, an article was published in Le Figaro, a newspaper in France, indicating that Business Objects had engaged Goldman Sachs to advise the company in connection with a possible sale to a third party. The article mentioned five potential acquirers, including SAP. Mr. Apotheker and Mr. Liautaud had a telephone conversation later the same day to discuss the article.

On September 17, 2007, Mr. Schwarz contacted Mr. Apotheker to continue discussions regarding a possible acquisition by SAP of Business Objects.

On September 18, 2007, representatives of Goldman Sachs participated in a conference call with representatives of SAP and SAP’s financial advisor, Deutsche Bank AG, to discuss process and timetable going forward.

On September 19, 2007, during a telephonic meeting of the Special Committee, Mr. Liautaud, Mr. Schwarz, Mr. Heitz, Mr. Held, Mr. Silverman, Mr. Tolonen and Mr. Kennedy reviewed the status of discussions with SAP and Party B. The Special Committee also discussed whether any other possible acquirers, aside from SAP and Party B, were likely to be able to proceed with a business combination with Business Objects and concluded that, based on the facts and circumstances, it was unlikely that any of the other possible parties was in a position to make a proposal acceptable to Business Objects that could be completed.

On September 21, 2007, the Special Committee held a telephonic meeting to discuss the process and timing of a possible acquisition by SAP or Party B. Representatives of Business Objects’ U.S. legal advisors, Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), and representatives of Goldman Sachs, also participated in the meeting. The Special Committee requested that Messrs. Liautaud and Schwarz and Goldman Sachs ask each of SAP and Party B to submit a final proposal no later than October 1, 2007, and that shortly thereafter, the Special Committee would select one of the parties with whom to negotiate the proposal exclusively for a limited period of time.

On September 21, 2007, Party B was granted access to the Business Objects electronic data room to continue its due diligence review of Business Objects.

On September 23, 2007, SAP was granted access to the Business Objects electronic data room to continue its due diligence review of Business Objects.

From September 23 through September 27, 2007, representatives of Business Objects, including Mr. Schwarz, Mr. Tolonen and Mr. Kennedy, held due diligence meetings with representatives of Party B in Palo Alto and Los Gatos, California. Representatives of Goldman Sachs participated in the due diligence meetings on September 24, 2007.

On September 26, 2007, Mr. Tolonen and representatives of Goldman Sachs participated in several conference calls with representatives of Deutsche Bank AG to discuss financial due diligence matters.

On September 26, 2007, Mr. Schwarz and Mr. Tolonen met with representatives of SAP to discuss potential synergies between the two parties’ businesses.

On September 26, 2007, Mr. Kennedy, together with representatives of WSGR, representatives of Goldman Sachs and representatives of Business Objects’ French legal advisors, Shearman & Sterling LLP (“S&S”), participated in a conference call with Mr. Junge, representatives of SAP’s U.S. and German legal advisors, Allen & Overy LLP (“A&O”), and representatives of SAP’s French legal advisors, Bredin Prat, to discuss the structure of the Offers and legal issues relating to the harmonization of French and U.S. tender offer procedures.

On September 27, 2007, the Special Committee held a telephonic meeting to review the status of discussions with SAP and Party B. Mr. Liautaud, Mr. Schwarz, David Peterschmidt, a Business Objects director, and Mr. Kennedy, together with representatives of Goldman Sachs, WSGR and S&S, also participated in the telephonic meeting. During this meeting, the Special Committee discussed financial aspects of the proposed transaction with Goldman Sachs and then discussed the strategic merits of pursuing a business combination versus continuing as a stand-alone company. The Special Committee discussed with Business Objects’ financial and legal advisors whether it appeared opportune to approach other possible strategic acquirers. Following this discussion, the Special Committee decided not to actively solicit bids from other potential acquirers, in light of (i) the Special Committee’s view that SAP and Party B were the best-suited bidders and (ii) the absence of any further indications of interest from other parties following the publication of the article in Le Figaro on September 15, 2007.

On September 27, 2007, Mr. Schwarz contacted Mr. Apotheker to continue their ongoing discussions regarding the possible acquisition of Business Objects by SAP.

On September 27, 2007, representatives of Goldman Sachs called representatives of Deutsche Bank to indicate the recommended terms to be included in SAP’s nonbinding indications of interest to be delivered on October 1, 2007.

On September 28, 2007, representatives of Goldman Sachs called Party B to indicate the recommended terms to be included in Party B’s nonbinding indications of interest to be delivered on October 1, 2007.

On September 28, 2007, Mr. Liautaud met with Mr. Kagermann and Mr. Brandt to discuss the possible acquisition of Business Objects by SAP.

On September 28, 2007, the Special Committee held a telephonic meeting to recommend the appointment of Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”) as an independent expert in compliance with Articles 261-1 et seq. of the General Regulations of the AMF, and AMF Instruction 2006-08 of July 25, 2006. Mr. Liautaud, Mr. Schwarz, Bernard Charlès, a Business Objects director, Mr. Peterschmidt, Mr. Tolonen and Mr. Kennedy, together with representatives of WSGR and S&S, and Jean-Florent Rérolle of Houlihan Lokey, also participated in the telephonic meeting. Houlihan Lokey was appointed later the same day.

On September 28, 2007, Mr. Kennedy, together with representatives of Goldman Sachs, WSGR and S&S, participated in a conference call with Mr. Junge and representatives of A&O and Bredin Prat. The participants discussed legal issues relating to the structure of a proposed transaction and harmonization of French and U.S. tender offer procedures.

On September 30, 2007, Mr. Liautaud spoke with Mr. Kagermann regarding Business Objects’ upcoming financial results.

On October 1, 2007, Business Objects received nonbinding indications of interest from SAP and Party B. SAP’s proposal included a proposed exclusivity agreement. Later the same day, Mr. Liautaud spoke with Mr. Kagermann regarding the price offered by SAP earlier in the day.

On October 2, 2007, the Special Committee members, Mr. Charlès, Mr. Liautaud, Mr. Schwarz, Mr. Tolonen and Mr. Kennedy held a telephonic meeting to discuss a number of matters relating to the SAP proposal. Representatives of Goldman Sachs, WSGR and S&S, also participated in the telephonic meeting. The participants discussed, among other things, the French legal and market perspectives in respect of an agreement to pay a termination fee to SAP under certain circumstances. The participants also discussed issues relating to consolidation, human resources and leadership structure. Mr. Liautaud updated the participants on his recent meetings with Mr. Kagermann. Representatives of Goldman Sachs discussed the financial aspects of the two proposals with the Special Committee. Representatives of S&S discussed with the Special Committee the duties of the Business Objects Board members under French law with respect to its consideration of the proposals. Following a discussion of timing and process (including the possibility of being asked by SAP to agree to payment of a termination fee under certain circumstances), the Special Committee resolved to pursue discussions with SAP on an exclusive basis, and authorized management to enter into an exclusivity agreement with SAP subject to further discussions between Mr. Liautaud and representatives of SAP on an increase in the proposed per share consideration.

Later on October 2, 2007, Mr. Liautaud had discussions with Mr. Kagermann regarding the proposed per share consideration, as well as the terms of the proposed exclusivity agreement between SAP and Business Objects. The parties executed the revised exclusivity agreement on October 2, 2007.

Between October 3 and October 6, 2007, SAP continued to conduct its confirmatory due diligence review of Business Objects.

From October 4 through October 6, 2007, Mr. Schwarz, Mr. Liautaud and Mr. Kennedy, and other representatives of the Business Objects management team, together with representatives of Goldman Sachs, WSGR and S&S, met in London, England, with representatives of SAP, A&O, Bredin Prat and Deutsche Bank to negotiate the terms of the Tender Offer Agreement.

On October 5, 2007, Mr. Schwarz, Mr. Kennedy and representatives of Goldman Sachs, S&S and WSGR briefed the Special Committee on the status of negotiations with SAP. Mr. Liautaud and Mr. Tolonen also participated in the telephonic meeting.

On October 7, 2007, prior to the meeting of the Business Objects Board scheduled later that day, the Compensation Committee of the Business Objects Board, together with the remaining Business Objects Board members, Mr. Kennedy and Mr. Tolonen, and representatives of Goldman Sachs, S&S and WSGR participated in a conference call to discuss a request from SAP to take action to approve amendments to the change of control and severance agreements of certain executive officers and key employees of Business Objects. After discussion, the Compensation Committee approved the amendment of such agreements.

On October 7, 2007, the Business Objects Board met to review the proposed terms of the transaction with SAP. A member of the Business Objects workers committee, Messrs. Kennedy and Tolonen and representatives of Goldman Sachs, S&S and WSGR were present at the meeting. Representatives of Goldman Sachs, S&S and WSGR updated the board on the final terms of the Tender Offer Agreement. Goldman Sachs reviewed with the Business Objects Board Goldman Sachs’ financial analyses of the transactions contemplated by the Tender Offer Agreement, and Goldman Sachs rendered its oral opinion, subsequently confirmed in its written opinion, dated October 7, 2007, to the Business Objects Board that, as of October 7, 2007, and based upon and subject to the factors and assumptions set forth therein, €42.00 per Ordinary Share, without interest, (the “Share Consideration”) to be received by the holders of Ordinary Shares and an amount in U.S. dollars equal to the Share Consideration (as determined using a current spot exchange rate as determined by the depositary on the date of settlement of the Offers) per ADS, without interest, (the “ADS Consideration”) to be received by the holders of ADSs, in each case in the Offers, was fair from a financial point of view to such holders. Following further discussion, the Business Objects Board, acting unanimously, authorized Business Objects’ management team to execute the Tender Offer Agreement with SAP.

On October 7, 2007, Business Objects and SAP executed the Tender Offer Agreement and issued a joint press release announcing the execution of the Tender Offer Agreement later the same day.

On October 21, 2007, the Business Objects Board met to discuss and issue its reasoned opinion on the interest of the French Offer to Business Objects, its shareholders and its employees, in accordance with Article 231-19 of the AMF’s General Regulations. After reviewing the opinion of Goldman Sachs dated October 7, 2007 and based on the fairness opinion (“attestation d’équité”) of Houlihan Lokey and following deliberations, the Business Objects Board unanimously agreed that the financial terms of the Offers were fair to the holders of Business Objects Securities. The Business Objects Board also concluded that the Offers were in the interests of the holders of Business Objects Securities insofar as they represented for them an opportunity to benefit from immediate liquidity under fair conditions. It was also decided that the Offers were in the interest of Business Objects and its employees. As a result, the Business Objects Board resolved to authorize the filing of a note d’information en réponse with the AMF and this Statement and to recommend to holders of Business Objects Securities to tender their Business Objects Securities in the Offers.

(c)	Reasons.

In evaluating the Tender Offer Agreement and the Offers contemplated thereby, the Business Objects Board consulted with Business Objects’ senior management and legal and financial advisors, and considered a number of factors in recommending that all holders of Business Objects Securities accept the Offers and tender their Business Objects Securities pursuant to the Offers.

(i)	Reasons for Approving the Tender Offer Agreement

On October 7, 2007, the Special Committee recommended to the Business Objects Board to approve the transaction with SAP and the entry into the Tender Offer Agreement on the basis of various factors including the following:

•	Business Objects’ Growth Prospects and Business Challenges. The Special Committee evaluated, based on their knowledge of and their familiarity with Business Objects’ business, financial condition and results of operations, Business Objects’ financial plan and prospects of Business Objects if it were to remain independent. The Special Committee discussed at length Business Objects’ current financial plan, including the risks associated with achieving and executing upon Business Objects’ business plans, as well as the competitive environment in which Business Objects operates. Despite Business Objects’ ability in recent years to broaden and strengthen its product offerings, it nevertheless continues to face stiff competition, including competition from companies that have consolidated with enterprise software vendors. New product rollouts from competitors, in addition to price cuts, could place pressure on Business Objects’ margins in the short-term and threaten its market share in the long-term. Business Objects’ current strategy to grow through acquisition more than through organic development puts it at risk should integrations fail or take longer than expected.

•	Strategic Alternatives. The Special Committee considered the strategic alternatives available to Business Objects, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives. Market consolidation in the industry in which Business Objects operates has allowed larger entities to provide customers with a more integrated solution that also allows for bundled services and potentially discounted prices, which may place increasing pressure on Business Objects. The Special Committee evaluated whether by combining with a partner with substantial resources, Business Objects could be better positioned competitively. To this end, the Special Committee evaluated SAP’s plan to continue to provide business intelligence products that are platform independent, as well as to tightly integrate Business Objects’ products with SAP’s. The Special Committee also considered SAP’s stated intention to appoint Mr. Schwarz to the executive board of SAP and to nominate Mr. Liautaud to SAP’s supervisory board at its next shareholders’ meeting.

•	Historical Trading Prices. The Special Committee considered the historical market prices, volatility and trading information with respect to the Ordinary Shares, including the fact that the Offers represented a premium of approximately 20% over the €35.00 closing price of the Ordinary Shares on Euronext Paris on October 5, 2007, the last full trading day prior to the public announcement of the execution of the Tender Offer Agreement.

•	Opinion of Business Objects’ Financial Advisor. The opinion of Goldman Sachs to the effect that, as of October 7, 2007, and based upon and subject to the factors and assumptions set forth therein, the €42.00 per Ordinary Share in cash to be received by holders of Ordinary Shares and the equivalent of €42.00 in U.S. dollars for ADSs (based on the current spot exchange rate as determined by the depositary on the date of settlement of the Offers) to be received by holders of ADSs in the Offers was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 7, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex II, and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Business Objects Board in connection with its consideration of the transaction contemplated by the Tender Offer Agreement. The Goldman Sachs opinion is not an “attestation d’équité” nor a recommendation as to whether or not any holder of the Ordinary Shares or ADSs should tender their Business Objects Securities in connection with the Offers.

(ii)	Reasons for Recommendation

In accordance with its obligations under French law and the AMF’s General Regulations, at its meeting on October 21, 2007, the Business Objects Board unanimously delivered a reasoned assessment (avis motivé) of the Offers. The following is a translation from French of the original reasoned assessment of the Business Objects Board. Certain terminology has been conformed to the defined terms used in this Statement and certain typographical conventions have been conformed to United States usage.

“The Business Objects Board was referred to its meeting held on October 7, 2007 in which the Business Objects Board discussed the high quality of the offer formulated by SAP in regards to that offer’s price, terms, and potential speed and certainty of execution and that the SAP group’s offer constituted the most attractive solution for Business Objects, its shareholders and its employees. During this meeting, the Special Committee presented its observations to the Business Objects Board. In light of these observations, the Business Objects Board authorized Mr. John Schwarz, Business Objects’ Chief Executive Officer to enter into the Tender Offer Agreement, which was signed the same day, after Mr. Bernard Liautaud, the Chairman of the Business Objects board, described its contents and discussed the main provisions of this agreement with the members of the Business Objects Board.

The members of the Business Objects Board were also reminded that the recommendation of the Business Objects Board meeting held on October 7, 2007 was issued subject to the review of SAP’s draft prospectus and of the report of the independent expert, who was appointed on September 28, 2007 in accordance with the provisions of Article 261-1 et seq. of the of the AMF’s General Regulations.

The Business Objects Board was referred to the fact that the purpose of the October 21, 2007 meeting was to examine the Offers that SAP France will initiate regarding the Business Objects Securities according to the terms of the Tender Offer Agreement, and to issue a reasoned assessment of the Offers in accordance with the provisions of article 231-19 of the AMF’s General Regulations. It was confirmed to the Business Objects Board that SAP’s substitution by SAP France complies with the terms of the Tender Offer Agreement (article 5.8).

The Business Objects Board was also referred to the fact that the Offers will take the form of a tender offer under French law and a parallel tender offer under U.S. law, for all of the Business Objects Securities.

Pursuant to the terms of the Offers, SAP France will undertake to offer the holders of the Business Objects Securities:

•	€42.00 per share (excluding ADSs);

•	The equivalent of €42.00 in U.S. dollars for ADSs, based on the current spot exchange rate as determined by the depositary of the ADSs on the settlement-delivery date of the Offers;

•	€12.01 per June 2007 Warrant, €19.69 per July 2006 Warrant, €18.87 per July 2005 Warrant, €24.96 per June 2004 Warrant and €22.55 per July 2003 Warrant;

•	€50.65 per ORNANE (excluding the January 1, 2008 coupon).

The members of the Business Objects Board were then invited to comment on the draft of the SAP France prospectus (note d’information) as well as the draft of the Business Objects prospectus (note d’information en réponse) (each of which was submitted to the Business Objects Board in time for a full adequate review by the board) which will be submitted to the AMF in connection with the Offers.

The attention of the Business Objects Board was drawn to the valuation criteria used by SAP and its advisory bank within the framework of the valuation of the Business Objects Securities and on the existence of a minimum tender condition of 50.01% of Business Objects’ voting rights, on a fully diluted basis.

The attention of the Business Objects Board was further drawn to the fact that, if the securities not tendered in the Offers represent less than 5% of Business Objects’ capital or voting rights, SAP France will, within three months following the closing of the Offers, undertake a squeeze-out procedure (retrait obligatoire) under the conditions provided by Article 237-14 of the AMF’s General Regulations. SAP France has stated its intention to commence a squeeze-out procedure in respect of the Warrants and ORNANEs as well, should the conditions of the second paragraph of Article 237-14 of the AMF’s General Regulations be met.

Mr. Liautaud reminded the members of the Business Objects Board of the conclusions of the opinion issued by Goldman Sachs, the Company’s financial advisor, dated October 7, 2007, relating to the fairness, from a financial point of view, of the price offered to all holders of Business Objects Ordinary Shares and ADSs.

Mr. Liautaud reminded the members of the Business Objects Board of the conclusions (“attestation d’équité”) of Houlihan Lokey set forth in its independent valuation report, an English translation of which is attached as Annex III, in connection with the Offers and, if applicable, the squeeze-out to be initiated pursuant to Article 237-16(I)(1) of the AMF’s General Regulations, that based upon and subject to the factors and assumptions set forth therein, as of October 21, 2007, (i) the consideration to be received by the holders of Shares and ADSs is fair to such holders, respectively, (ii) the warrant consideration, in the aggregate, to be received by the holders of Warrants is fair to such holders, and (iii) the consideration for the ORNANEs to be received by the ORNANE holders is fair to such ORNANE holders, each from a financial point of view.

The Business Objects Board noted that SAP has advised Business Objects that SAP intends to permit Business Objects to operate as an independent business within the SAP group. Business Objects’ customers are expected to continue to benefit from open, broad, and integrated business intelligence solutions, while also gaining the advantage of application alignment for business analytics. The Business Objects Board noted that SAP and SAP France have stated that they do not intend to proceed with significant restructuring after the transaction.

After reviewing Goldman Sachs’ opinion dated October 7, 2007, relating to the fairness, from a financial point of view, of the price offered per share to all holders of Business Objects Ordinary Shares and ADSs, and on the basis of the “attestation d’équité” delivered by Houlihan Lokey, the members of the Business Objects Board unanimously determined that the financial terms of the Offers are fair to holders of the Business Objects Securities. The

Business Objects Board furthermore concluded that the Offers are in the interest of holders of Business Objects Securities insofar as they represent an opportunity to benefit from immediate liquidity under fair conditions.

The Business Objects Board also determined that the Offers are in Business Objects’ and its employees’ interest. As a result, the Business Objects Board decided to recommend to the holders of Business Objects Securities to tender their Business Objects Securities in the Offers.

The Business Objects Board also noted that Business Objects plans to file a registration statement with the SEC in February 2008 in order to register its Ordinary Shares that may be delivered to holders of ORNANEs upon exercise of the Conversion Rights (as defined in the ORNANE prospectus (note d’opération) which received visa no. 07-140 dated May 3, 2007 (the “ORNANE Prospectus”)). Once the registration statement is filed, the Conversion Rights may be exercised under the conditions set forth in the ORNANE Prospectus. Based on the contemplated timetable of the Offers set forth in Business Objects’ prospectus (note d’information en réponse), the Conversion Rights are not expected to arise in time to allow ORNANE holders to exercise their Conversion Rights and tender the underlying Ordinary Shares in the Offers. In such a case, pursuant to Article 4.22.9.3(7) of the ORNANE Prospectus, the Conversion Rights may be exercised within a 30-day period once the registration statement is filed, and the Conversion Ratio (as defined in the ORNANE Prospectus) will be maintained during this period.

As a result, the Business Objects Board resolved to confer all its powers to Mr. Schwarz, in his role as Chief Executive Officer, to complete and execute Business Objects’ draft prospectus that will be subject to the approval of the AMF and any other document that would be necessary within the context of the Offers, specifically the documents entitled, “Other Information Relative to Business Objects,” as well as any document required within the framework of the U.S. Offer and, in particular, Business Objects’ filings with the SEC on Schedule 14D-9, and more generally, taking all appropriate actions to complete the Offers.

The members of the Business Objects Board have indicated their intent to tender to the Offers the Business Objects Securities they hold or could hold. In compliance with the terms of the Tender Offer Agreement, treasury shares will not be tendered to the Offers. However, Ordinary Shares held by Business Objects Option LLC and the Business Objects Employee Benefit Sub-Plan Trust may be tendered at the request of the optionee or restricted stock unit holders.”

The foregoing discussion of information and factors considered and given weight by the Business Objects Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Business Objects Board. In view of the variety of factors considered in connection with its evaluation of the Offers, the Business Objects Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Business Objects Board may have given different weights to different factors. In arriving at their respective recommendations, the directors of Business Objects were aware of the interests of executive officers and directors of Business Objects as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d)	Intent to Tender.

To Business Objects’ knowledge, all of Business Objects’ current executive officers, directors, affiliates and subsidiaries currently intend to tender for purchase pursuant to the Offers any Business Objects Securities owned of record or beneficially owned, other than treasury stock and unvested Restricted Stock.

(e)	Opinion of Business Objects’ Financial Advisor, Goldman Sachs & Co., Inc.

Goldman Sachs rendered its opinion to the Business Objects Board that, as of October 7, 2007, and based upon and subject to the factors and assumptions set forth therein, the Share Consideration to be received by the holders of Ordinary Shares and the ADS Consideration to be received by the holders of ADSs, in each case in the Offers, is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 7, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Business Objects Board in connection with its consideration of the transaction contemplated by the Tender Offer Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Ordinary Shares or ADSs (together, “Shares”) should tender such Shares in connection with the Offers.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Tender Offer Agreement dated October 7, 2007;

•	annual reports to shareholders and Annual Reports on Form 10-K of Business Objects for each of the five fiscal years ended December 31, 2006;

•	the documents de référence filed by Business Objects with the AMF;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Business Objects;

•	certain other communications from Business Objects to its shareholders;

•	certain publicly available research analyst reports for Business Objects; and

•	certain internal financial analyses and forecasts for Business Objects prepared by its management (the “Forecasts”).

Goldman Sachs also held discussions with members of Business Objects’ senior management regarding their assessment of the past and current business operations, financial condition and future prospects of Business Objects. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Business Objects with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the enterprise software industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with Business Objects’ consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Business Objects at the time the Forecasts were issued. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Business Objects or any of its subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Tender Offer Agreement will be obtained without any adverse effect on Business Objects or on the expected benefits of the transaction in any way meaningful to Goldman Sachs’ analyses.

Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of Business Objects to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Business Objects. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs’ opinion is not delivered pursuant to Article 261-1 of the general regulation of the AMF and should not be considered a “rapport d’expert indépendant” nor an “expertise indépendante”, nor shall Goldman Sachs be considered an “expert indépendant”, all within the meaning of the French tender offer laws regulations.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Business Objects Board in connection with rendering the opinion described above. The following summary, which is included below for information purposes, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 5, 2007, and is not necessarily indicative of current market conditions.

Analysis at Various Prices.  Goldman Sachs performed certain analyses, based on historical financial information, projections provided by management of Business Objects and estimated financial data obtained from the Institutional Brokers Estimate System (“IBES”). In the analyses, the implied price in euros (except the offer price of €42.00) was converted from U.S. dollars at the October 5, 2007 euro to U.S. dollar exchange rate of 0.71. The offer price of €42.00 was converted to U.S. dollars at the October 5, 2007 U.S. dollar to euro exchange rate of 1.41. Assuming market prices of (i) $42.38 per ADS, reflecting the closing market price of the ADSs on September 14, 2007, the date prior to the publication of an article by Le Figaro, a widely-circulated French newspaper, regarding a potential transaction involving Business Objects, and €29.97 per Ordinary Share as the euro-equivalent market price per ADS, (ii) $50.27 per ADS, reflecting the closing market price of the ADSs on October 5, 2007, the trading day prior to announcement of the transaction, and €35.55 per Ordinary Share as the Euro-equivalent market price per ADS, and (iii) using the offer consideration of €42.00 per Ordinary Share and $59.40 per ADS as the U.S. dollar equivalent market price per Ordinary Share, Goldman Sachs calculated the (i) diluted equity consideration and (ii) diluted levered consideration for Business Objects. The diluted equity and diluted levered consideration assumed the ORNANEs were redeemed using net share settlement on January 15, 2008, at an offer price per ORNANE of €50.65. Goldman Sachs then calculated (i) the ratio of enterprise value to estimated calendar year 2007 and 2008 revenue, (ii) the ratio of ADS price to estimated calendar year 2007 and 2008 earnings per share (“PE”), and (iii) the ratio of PE to estimated 5-year long term earnings per share growth (“PEG”). The following table presents the results of Goldman Sachs’ analysis:

		September 14,		October 5,						BI Comp.		EAI Comp.
		2007		2007		Offer		Cognos Inc.		Median**		Median**
		(In millions, except per share values)

Implied Price Per Share(€)*		€29.97		€35.55		€42.00
Implied Price Per ADS (USD)*		$42.38		$50.27		$59.40
Equity Consideration — Diluted		$4,164		$5,054		$6,098
Levered Consideration — Diluted		$3,872		$4,761		$5,806
Enterprise Value/Revenue	CY07E — Management	2.5	x	3.1	x	3.8	x
	CY08E — Management	2.2		2.7		3.3
	CY07E — IBES	2.5		3.1		3.8		2.9	x	2.9	x	2.5	x
	CY08E — IBES	2.2		2.7		3.3		2.7		2.7		2.4
PE	CY07E — Management	20.0	x	23.7	x	28.0	x
	CY08E — Management	16.6		19.6		23.2
	CY07E — IBES	20.4		24.2		28.6		21.0	x	22.6	x	21.1	x
	CY08E — IBES	17.0		20.1		23.8		18.1		18.7		17.5
PEG (assuming 15% 5-year
long-term earnings growth)	CY07E — Management	1.3	x	1.6	x	1.9	x
	CY08E — Management	1.1		1.3		1.5
	CY07E — IBES	1.4		1.6		1.9		1.4	x	1.4	x	1.4	x
	CY08E — IBES	1.1		1.3		1.6		1.2		1.2		1.2

*	Implied price in euros (except the offer price of €42.00) is converted from U.S. dollars at a USD/€ exchange ratio of 1.41. The offer price of €42.00 is converted to U.S. dollars at a €/USD exchange ratio of 0.71.

**	BI Comp., or business intelligence comparables, consists of Actuate Corporation, Cognos Inc., Informatica Corporation, Microstrategy Incorporated and SPSS Inc. EAI Comp, or enterprise application integration comparables, consists of BEA Systems, Inc., Progress Software Corporation and Tibco Software Inc.

Implied Premium Analysis.  Goldman Sachs analyzed the consideration to be received by holders of the Ordinary Shares and the ADSs in the Offers in relation to the closing prices of the Ordinary Shares and ADSs on September 14, 2007 (the date prior to the Le Figaro article) and October 5, 2007 (the date prior to announcement of the transaction) and the volume weighted average market price, or VWAP price, of the Ordinary Shares and ADSs for the 1-month, 3-month, 6-month and 1-year periods ended September 14, 2007 and October 5, 2007. The following table presents the results of Goldman Sachs’ analysis with respect to the Ordinary Shares using the offer price of €42.00 per Ordinary Share:

	Weighted Averages as of	Weighted Averages as of
	September 14, 2007	October 5, 2007
	(€29.97 Euro-Equivalent	(€35.55 Euro-Equivalent
	Market Price per ADS)	Market Price per ADS)

Implied Premium to 1 Month Local VWAP Price	36%	28%
Implied Premium to 3 Month Local VWAP Price	36%	33%
Implied Premium to 6 Month Local VWAP Price	41%	37%
Implied Premium to 1 Year Local VWAP Price	45%	41%

The following table presents the results of Goldman Sachs’ analysis with respect to the ADSs using an assumed offer price of $59.40 per ADS that was calculated based upon a €/USD exchange ratio of 0.71:

	Weighted Averages as of	Weighted Averages as of
	September 14, 2007	October 5, 2007
	($42.38 per ADS)	($50.27 per ADS)

Premium to ADS Market Price on Given Day	40%	18%
Premium to 1 Month ADS VWAP Price	42%	29%
Premium to 3 Month ADS VWAP Price	42%	36%
Premium to 6 Month ADS VWAP Price	49%	44%
Premium to 1 Year ADS VWAP Price	57%	53%

Illustrative Present Value of Future Share Price Analysis.  Goldman Sachs performed an illustrative implied present value analysis of Business Objects’ hypothetical future share price. This analysis is designed to provide an indication of the present value of a hypothetical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future EPS multiple. For this analysis, Goldman Sachs used projections for Business Objects prepared by the management of Business Objects (“Management Plan”), including two sensitivity analyses (Sensitivity A and Sensitivity B) of management forecasts and IBES median estimates.

Sensitivity A assumed a $10 million downward adjustment in CY07E revenue and annual revenue growth rates identical to Management Plan for CY08E and CY09E. Sensitivity B assumed a $10 million downward adjustment in CY07E revenue and a decrease of 0.8% in annual revenue growth rates for CY08E and CY09E, corresponding to the difference in CY06 to CY07 revenue growth between Management Plan and the sensitivities. In both sensitivities, the EPS impact of the downward adjustment in revenue was estimated assuming a pre-tax contribution margin of 80% and a tax rate of 33% on the adjusted revenues.

Goldman Sachs calculated undiscounted hypothetical share prices for Business Objects, using forward price to 2008 EPS multiples ranging from 16.0x to 21.0x. The following table presents the results of this analysis:

Illustrative Value per
CY08E EPS	Share Indications

$2.20	$35.20 - $46.20
$2.40	$38.40 - $50.40
$2.43 (Sensitivity B)	$38.89 - $51.04
$2.50 (IBES Estimate/Sensitivity A)	$40.00 - $52.50
$2.56 (Management Plan)	$40.93 - $53.73
$2.60	$41.60 - $54.60
$2.80	$44.80 - $58.80

Goldman Sachs also calculated hypothetical future share prices for Business Objects using 2009 EPS and PE multiples ranging from 16.0x to 21.0x. These hypothetical future stock prices were then discounted to

October 5, 2007 to calculate illustrative present values of the hypothetical future stock prices using a cost of equity of 11.0%. The following table presents the results of this analysis:

Illustrative Value per
CY09E EPS	Share Indications

$2.70	$38.92 - $51.08
$2.86 (Sensitivity B)	$41.26 - $54.16
$2.90 (IBES Estimate)	$41.80 - $54.86
$3.01 (Sensitivity A)	$43.37 - $56.92
$3.08 (Management Plan)	$44.35 - $58.21
$3.10	$44.68 - $58.65
$3.30	$47.57 - $62.43

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for Business Objects to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the business intelligence software and enterprise application integration software industries.

Selected Business Intelligence Software Companies	Selected Enterprise Application Integration Companies

Actuate Corporation	Bea Systems, Inc.
Cognos Inc.	Progress Software Corporation
Information Corporation	Tibco Software Inc.
Microstrategy Incorporated
SPSS Inc.

Although none of the selected companies is directly comparable to Business Objects, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Business Objects.

Goldman Sachs calculated the equity market capitalization for each of the selected companies by multiplying the closing market price of each as of October 5, 2007, by the number of each company’s diluted shares based on data obtained from each company’s latest publicly available filings. For Business Objects, Goldman Sachs calculated the equity market capitalization by multiplying the closing market price of Business Objects’ ADSs as of October 5, 2007, by the number of diluted shares outstanding as of September 30, 2007, as provided by Business Objects management. The enterprise value for Business Objects and each of the selected comparable companies was then calculated as the sum of the equity market capitalization plus financial debt, plus minority interests and minus cash and cash equivalents from each company’s latest publicly available filings. Business Objects’ enterprise value and equity value were calculated assuming the €450 million ORNANEs were treated as debt. Goldman Sachs then calculated and compared financial multiples based on estimated financial data for calendar years 2007 and 2008 for each company. Business Objects’ estimated financial data was obtained from IBES, selected Wall Street research reports and from Business Objects’ Management Plan and the selected companies’ estimated financial data was obtained from IBES and selected Wall Street research reports. With respect to Business Objects and the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of estimated sales for calendar years 2007 and 2008;

•	the ratio of stock price (ADS price where applicable) to estimated calendar year 2007 EPS and 2008 EPS;

•	the ratio of equity market capitalization to estimated calendar year 2007 and 2008 free cash flow, or FCF;

•	the estimated five-year forecasted compounded annual growth rate, or CAGR, of EPS; and

•	the ratio of stock price (ADS price where applicable) to estimated calendar year 2008 EPS as a multiple of the estimated five-year CAGR of EPS.

The results of the analyses described above are summarized as follows:

														2008
	Enterprise												5-Year	PE/5-Year
	Value/Sales Multiple				P/E Multiple				P/FCF Multiple*				EPS	EPS
	CY2007E		CY2008E		CY2007E		CY2008E		CY2007E		CY2008E		CAGR	CAGR

Business Objects
IBES/Street	3.1	x	2.7	x	24.2	x	20.1	x	17.1	x	15.8	x	15.0%	1.3	x
Management	3.0		2.7		23.7		19.6		N/A		N/A		N/A	N/A
Selected Business Intelligence Companies**
Mean	3.0	x	2.7	x	22.3	x	18.9	x	18.5	x	15.3	x	16.8%	1.1	x
Median	2.9		2.7		22.6		18.7		15.8		15.4		15.0%	1.2
Selected Enterprise Application Integration Companies**
Mean	2.6	x	2.3	x	21.5	x	18.8	x	25.6	x	17.0	x	14.0%	1.4	x
Median	2.5		2.4		21.1		17.5		21.1		17.0		15.0%	1.2

*	Estimated free cash flow has been calculated as operating cash flow less capital expenditures. Estimated free cash flow was obtained from selected Wall Street research reports.

**	Estimated financial data for the selected business intelligence companies and selected enterprise application integration companies, other than estimated free cash flow, was obtained from IBES.

Selected Transactions Analysis.  Goldman Sachs provided the Business Objects Board with certain information relating to the following transactions in the enterprise software industry (Acquiror / Target — Announcement Date):

•	Hewlett-Packard Company / Opsware Inc. — July 23, 2007;

•	Hellman & Friedman LLC / Kronos Incorporated — March 23, 2007;

•	Cisco Systems, Inc. / WebEx Communications, Inc. — March 15, 2007;

•	Oracle Corporation / Hyperion Solutions Corporation — March 1, 2007;

•	Verint Systems Inc. / Witness Systems, Inc. — February 12, 2007;

•	Symantec Corporation / Altiris, Inc. — January 29, 2007;

•	Investor consortium consisting of The Carlyle Group and Providence Equity Partners / Open Solutions Inc. — October 16, 2006;

•	Investor consortium consisting of Hellman & Friedman LLC and Texas Pacific Group / Intergraph Corporation — August 31, 2006;

•	International Business Machines Corp. / Internet Security Systems, Inc. — August 23, 2006;

•	International Business Machines Corp. / FileNet Corporation — August 10, 2006;

•	Hewlett-Packard Company / Mercury Interactive Corporation — July 25, 2006;

•	EMC Corporation / RSA Security Inc. — June 29, 2006;

•	Silver Lake Partners / Serena Software, Inc. — November 10, 2005;

•	Oracle Corporation / Siebel Systems, Inc. — September 12, 2005;

•	Adobe Systems Incorporated / Macromedia, Inc. — April 18, 2005;

•	Investor consortium consisting of Silver Lake Partners, Bain Capital, LLC, Kohlberg Kravis Roberts & Co., L.P., The Blackstone Group, Texas Pacific Group, Providence Equity Partners and Goldman Sachs Capital Partners / SunGard Data Systems Inc. — March 28, 2005;

•	Symantec Corporation / VERITAS Software Corporation — December 16, 2004; and

•	Oracle Corporation / PeopleSoft, Inc. — December 13, 2004.

For each of the selected transactions, Goldman Sachs calculated and compared (i) fully diluted equity offer consideration as a multiple of next twelve months estimated EPS, or NTM P/E, for each of the selected transactions and (ii) the offer price as a multiple of current calendar year EPS (“Current CY P/E”), and forward calendar year

EPS (“Forward CY P/E”). Current calendar year is considered the year in which the deal is announced, forward calendar year is the year following the announcement. P/E estimates were calculated using IBES median estimates at the time the transactions were announced.

	NTM P/E		Current CY P/E		Forward CY P/E

Offer at €42.00 per Ordinary Share	25.8	x	28.6	x	23.8	x
Selected Transactions — Median Last 12 Months	29.2	x	28.0	x	24.5	x
Selected Transactions — Median Last 3 Years	29.0	x	29.0	x	26.1	x

For each of the selected transactions, Goldman Sachs also calculated and compared the premium paid by the acquiror to the average stock price of the target company over the 1, 5, 10 and 20 days prior to the date of announcement. The following table presents the results of this analysis.

	Selected Transactions
	Transactions in the		Transactions in the
	Last 12 Months		Last 3 Years
	Mean	Median	Mean	Median

Premium to 1-day Prior Price to Announcement*	24.6%	23.4%	23.1%	22.8%
Premium to 5-day Prior Average Price to Announcement*	26.1%	24.3%	24.1%	23.6%
Premium to 10-day Prior Average Price to Announcement*	28.3%	27.4%	26.2%	25.4%
Premium to 20-day Prior Average Price to Announcement*	30.1%	26.9%	30.0%	27.6%

*	For International Business Machines Corp. / Internet Security Systems, Inc., the premia were calculated relative to the undisturbed price on July 31, 2007. For Investor Consortium consisting of Silver Lake Partners, Bain Capital, LLC, Kohlberg Kravis Roberts & Co., L.P., The Blackstone Group, Texas Pacific Group, Providence Equity Partners and Goldman Sachs Capital Partners / SunGard Data Systems Inc., the premia were calculated relative to the undisturbed price on March 18, 2005. For Symantec Corporation / VERITAS Software Corporation, the premia were calculated relative to the undisturbed price on December 13, 2004. For Oracle Corporation / PeopleSoft, Inc., the premia was calculated using the date of announcement of June 2, 2003 and an undisturbed price on May 30, 2003.

The foregoing information was presented to the Business Objects Board as general reference material and was not intended to be a direct comparison of the multiples or the premium to be paid in the transaction contemplated by the Tender Offer Agreement against the referenced financial data.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Business Objects or the contemplated transaction. The financial forecasts that underlie these analyses are subject to substantial uncertainty and, therefore, actual results may be substantially different.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Business Objects Board as to the fairness from a financial point of view of the Share Consideration to be received by the holders of Ordinary Shares and the ADS Consideration to be received by the holders of ADSs, in each case in the Offers. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Business Objects, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The consideration to be received in the Offers was determined through arms-length negotiations between Business Objects and SAP and was approved by the Business Objects Board. Goldman Sachs provided advice to

Business Objects during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Business Objects or the Business Objects Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Business Objects Board was one of many factors taken into consideration by the Business Objects Board in making its determination to approve the Tender Offer Agreement. Therefore, the analyses described above should not be viewed as determinative of the Business Objects Board’s decision regarding the transaction contemplated by the Tender Offer Agreement or of whether the Business Objects board would have been willing to agree to a different transaction. Furthermore, the foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Business Objects, SAP and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Business Objects in connection with, and participated in certain of the negotiations leading to, the transaction.

In addition, Goldman Sachs has provided certain investment banking and other financial services to Business Objects and its affiliates from time to time, including having acted as global coordinator in connection with the Company’s share repurchase in November 2005. Goldman Sachs also has provided certain investment banking and other financial services to SAP and its affiliates from time to time. Goldman Sachs also may provide investment banking and other financial services to Business Objects, SAP and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive in the future, compensation.

The Business Objects Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated October 19, 2006, as amended, Business Objects engaged Goldman Sachs to act as its financial advisor in connection with the transaction. Pursuant to the terms of this letter agreement, Business Objects has agreed to pay Goldman Sachs a fee of approximately $28 million in connection with the transaction contemplated by the Tender Offer Agreement. A substantial majority of the fee is contingent upon completion of the Offers. In addition, Business Objects has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

(f)	Report of Independent Financial Expert, Houlihan Lokey Howard & Zukin (Europe) Limited

Prior to making its recommendation, the Business Objects Board received the written report of Houlihan Lokey in accordance with Article 261-1 et seq. of the General Rules of the AMF and AMF Instruction No. 2006-08 of July 25, 2006, including Houlihan Lokey’s opinion (attestation d’équité), dated as of October 21, 2007, to the effect that, as of the date of the report and based upon and subject to the assumptions, qualifications and other considerations set forth therein, in connection with the Offers, as of October 21, 2007, (i) the consideration to be paid to the holders of Ordinary Shares and ADSs is fair to such holders, (ii) the consideration to be paid to the holders of the Warrants, in the aggregate, is fair to such holders, and (iii) the consideration to be paid to the holders of the ORNANES is fair to such holders, each from a financial point of view. The full text of the written report of Houlihan Lokey, dated October 21, 2007 (including the November 21, 2007 addendum thereto), which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, is attached as Annex III.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Business Objects Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated October 19, 2006, as amended, Business Objects engaged Goldman Sachs to act as its financial advisor in connection with the transaction. Pursuant to the terms of this letter agreement, Business Objects has agreed to pay Goldman Sachs a fee of approximately $28 million in connection with the transaction contemplated by the Tender Offer Agreement. A substantial majority of the fee is contingent upon completion of the Offers. In addition, Business Objects has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

The Business Objects Board retained Houlihan Lokey to act as an independent expert, pursuant to the rules of the AMF, in connection with the Offers. See Section 2 of the Houlihan Lokey report, an English translation of which is attached as Annex III hereto.

Business Objects and SAP France have retained Georgeson Shareholder Communications France S.A.S. (the “Information Agent”) as the Information Agent in connection with the Offers. The Information Agent may contact holders of Business Objects Securities by mail, telephone, telex, e-mail and personal interview and may request brokers, dealers and other nominee security holders to forward material relating to the Offers to beneficial owners. Customary compensation will be paid by SAP France for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Pursuant to the agreement with the Information Agent, SAP France has agreed to indemnify Business Objects for any unpaid fees in connection therewith.

Neither Business Objects nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offers.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in Business Objects Securities have been effected during the past 60 days by Business Objects or, to Business Objects’ knowledge, by any of Business Objects’ directors, executive officers, affiliates or subsidiaries.

		Number/Type of Business	Price per Business
Name	Date of Transaction	Objects Securities	Objects Security	Market/Nature of Transaction

David Kennedy	November 15, 2007	7,000 ADSs	$0.00	Conversion of vested RSUs
David Kennedy	November 15, 2007	2,502 ADSs	$0.00	Payment of tax liability by delivering securities incident to vesting of RSUs
John Schwarz	November 12, 2007	4,016 ADSs	$0.00	Conversion of vested RSUs
John Schwarz	November 12, 2007	1,876 ADSs	$0.00	Payment of tax liability by delivering securities incident to vesting of RSUs
John Schwarz	October 12, 2007	4,016 ADSs	$0.00	Conversion of vested RSUs
John Schwarz	October 12, 2007	1,877 ADSs	$0.00	Payment of tax liability by delivering securities incident to vesting of RSUs

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Business Objects in response to the Offers, which relate to a tender offer or other acquisition of Business Objects securities by Business Objects, any subsidiary of Business Objects or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Business Objects in response to the Offers, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Business Objects or any subsidiary of Business Objects, (ii) a purchase, sale or transfer of a material amount of assets by Business Objects or any subsidiary of Business Objects, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Business Objects.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offers that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement.  The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by SAP or SAP France, pursuant to the terms of the Tender Offer Agreement, of certain persons to be elected to the Business Objects Board other than at a meeting of Business Objects’ shareholders.

Antitrust.  The Offers were subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), without the issuance of a Second Request (as defined below), and the clearance of the transaction by the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No. 4064/89 (“EC Merger Regulation”)(together, the “Phase I Antitrust Clearance”).

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Business Objects Securities in the Offers.

Under the HSR Act, the purchase of Business Objects Securities in the Offers may not be completed until the expiration of a 15 calendar day waiting period following the filing by SAP of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. SAP and Business Objects filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Business Objects Securities in the Offers on October 22, 2007. The required waiting period with respect to the Offers expired on November 6, 2007.

At any time before or after SAP’s purchase of Business Objects Securities pursuant to the Offers, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Business Objects Securities pursuant to the Offers or seeking the divestiture of Business Objects Securities acquired by SAP or the divestiture of substantial assets of SAP or its subsidiaries, or of Business Objects or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While Business Objects believes that consummation of the Offers would not violate any antitrust laws, there can be no assurance that a challenge to the Offers on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, SAP may not be obligated to consummate the Offers.

On October 22, 2007, SAP also filed the required Form CO with the European Commission. Under the EC Merger Regulation, the European competition authorities have an initial period of 25 working days within which to reach a “Phase I” decision. The European Commission cleared the transaction on November 27, 2007.

Squeeze-Out Offer.  In accordance with articles 237-17 et seq. of the AMF General Regulations, SAP France has stated that it intends to request that the AMF, within three months following the closing of the Offers, permit SAP France to implement a squeeze-out of the remaining Ordinary Shares in the event the outstanding Shares not tendered in the Offers do not represent more than 5% of the capital or voting rights of Business Objects.

SAP France has also stated that it intends to request that the AMF, within three months following the closing of the Offers, permit SAP France to implement a squeeze-out of the remaining ORNANEs and Warrants in the event the total of the outstanding Ordinary Shares not tendered in the Offers and the Ordinary Shares that may be issued as a result of the conversion or exercise of the ORNANEs and Warrants not tendered to the Offers, do not represent more than 5% of all Ordinary Shares outstanding and those that could be issued as a result of the conversion or the exercise of all the outstanding ORNANEs and Warrants.

Delisting/Deregistration.  SAP France has reserved its right, in the event a squeeze-out is not permissible due to the amount of Business Objects Securities tendered, to request that Euronext Paris delist the Ordinary Shares from the Eurolist market. Euronext Paris will only accept this request if the trading volume of the Ordinary Shares is significantly reduced following the Offers such that the delisting would be deemed to be in the interest of the market, subject to Euronext market rules. In addition, SAP France may seek to withdraw the ADSs from trading on the Nasdaq Global Select Market regardless of whether or not the Ordinary Shares are delisted from Euronext.

Termination of Deposit Agreement.  Business Objects may terminate the Deposit Agreement dated October 15, 2003, among Business Objects, The Bank of New York, a New York banking corporation, as depositary, and the owners and holders of ADRs. Termination of the Deposit Agreement may occur upon 90 days’ written notice to owners of all outstanding ADRs. Upon termination of the Deposit Agreement, the existing ADS program would come to an end. Owners of ADRs would be entitled to receive the amount of Ordinary Shares corresponding to the ADSs evidenced by their respective ADRs.

Legal Proceedings — Informatica Corporation.  On July 15, 2002, Informatica Corporation (“Informatica”) filed an action for alleged patent infringement in the United States District Court for the Northern District of California against Acta. Business Objects became a party to this action when Business Objects acquired Acta in August 2002. The complaint alleged that the Acta software products infringed Informatica’s U.S. Patent Nos. 6,014,670, 6,339,775 and 6,208,990. On July 17, 2002, Informatica filed an amended complaint that alleged that the Acta software products also infringed U.S. Patent No. 6,044,374. The complaint sought relief in the form of an injunction, unspecified damages, an award of treble damages and attorneys’ fees. The parties presented their respective claim construction to the District Court on September 24, 2003 and on August 2, 2005, the Court issued its claim construction order. On October 11, 2006 the District Court issued an opinion denying Informatica’s motion for partial summary judgment, granting Business Objects’ motion for summary judgment on the issue of contributory infringement as to all four patents at issue and on direct and induced infringement of U.S. Patent No. 6,044,374 and denying Business Objects’ motion for summary judgment on the issue of direct and induced infringement of U.S. Patent Nos. 6,014,670, 6,339,775 and 6,208,990. On February 21, 2007, Informatica agreed to dismiss its claims with respect to U.S. Patent No. 6,208,990. The trial started on March 12, 2007 and a jury found on April 2, 2007 that Business Objects was willfully infringing Informatica’s U.S. Patent Nos. 6,014,670 and 6,339,775, and awarded damages of approximately $25 million.

In April 2007, the District Court considered Business Objects’ defense of inequitable conduct by Informatica. A hearing on enhanced damages, injunctive relief and attorneys’ fees was held on May 8, 2007. On May 16, 2007 the District Court concluded that Informatica did not engage in inequitable conduct during prosecution and confirmed the enforceability of U.S. Patent Nos. 6,401,670 and 6,339,775. As of May 11, 2007, Business Objects had removed the infringing feature from Business Objects’ Data Integrator product. The District Court also confirmed the jury’s verdict, decided that damages were to be enhanced, if at all, by an amount to be determined in post-trial motions, issued an Order for a Permanent Injunction and denied Informatica’s request for attorneys’ fees. Business Objects filed a motion for a new trial on damages or, alternatively, that the damages award be reduced based on the decision of the United States Supreme Court in Microsoft v. AT&T Corp. These motions were heard on July 11, 2007 and the judge took these matters under advisement. Further briefs were requested by the judge and submitted by the parties on July 20, 2007.

On August 16, 2007, the District Court granted Business Objects’ motion for a new trial on damages subject to a remittitur of $12.1 million. On September 10, 2007 Informatica elected to accept the remitted damage amount of $12.1 million. On August 28, 2007, Business Objects filed a motion for judgment as a matter of law and an alternative motion for a new trial on willfulness based on a recent federal circuit court decision which changed the standard to be applied by juries in determining willfulness. Those motions were heard on October 2, 2007 and further briefs requested by the Court were submitted by both parties on October 9, 2007. On October 29, 2007 the Court declined to enhance damages and entered judgment in favor of Informatica in the amount of $12.1 million, the remitted damages amount. On November 13, 2007, Informatica filed a motion for attorneys’ fees and prejudgment interest. A hearing on this motion is scheduled for December 18, 2007. On November 28, 2007, Business Objects filed its notice of appeal of the judgment with the Court of Appeals for the Federal Circuit.

Business Objects will continue to defend any future proceedings in this ongoing action vigorously. In conjunction with the jury verdict in April 2007, Business Objects accrued approximately $25.0 million as a legal contingency reserve. Business Objects reduced this reserve to $15.0 million to reflect the final judgment in the amount of $12.1 million and interest of $2.9 million.

Although Business Objects believes that Informatica’s basis for its suit is meritless, the outcome of any future proceedings in this action cannot be determined at this time. Because of the inherent uncertainty of litigation in general and the fact that this litigation has not yet formally concluded, Business Objects cannot be assured that it will ultimately prevail. Should an unfavorable outcome arise, there can be no assurance that such outcome would not have a material adverse effect on Business Objects’ financial position, results of operations or cash flows.

Item 9.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)	U.S. Offer to Purchase dated December 4, 2007 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(2)	ADS Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(ii) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(3)	Form of Acceptance for Shares (incorporated by reference to Exhibit(a)(1)(vi) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(4)	Form of Acceptance for ORNANEs (incorporated by reference to Exhibit(a)(1)(vii) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(5)	Form of Acceptance for Warrants (incorporated by reference to Exhibit(a)(1)(viii) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(6)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(7)	Email sent by John Schwarz to Business Objects Employees (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(8)	Internal Business Objects Employee Slide Deck (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(9)	Business Objects Employee Communication and Q&A (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(10)	Form of Letter from John Schwarz to Business Objects customers (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(11)	Form of Letter from John Schwarz to Business Objects partners (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(12)	Press Release issued by Business Objects (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(13)	Presentation Slide Deck for October 8, 2007 Conference Calls (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(14)	Final Transcript of Conference Call conducted by Business Objects and SAP (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(15)	Final Transcript of Frankfurt Conference Call conducted by Business Objects and SAP (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(16)	Final Transcript of Paris Conference Call conducted by Business Objects and SAP (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(17)	Business Objects Employee FAQ (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 19, 2007).
(a)(18)	Press Release issued by Business Objects (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 22, 2007).

Exhibit
Number	Description

(a)(19)	Business Objects Third Quarter 2007 Earnings Presentation Slide Deck (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 24, 2007).
(a)(20)	Press Release issued by Business Objects (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 24, 2007).
(a)(21)	Final Transcript of Business Objects Third Quarter 2007 Earnings Conference Call (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 25, 2007).
(a)(22)	Business Objects Employee FAQ (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on November 2, 2007).
(a)(23)	Press Release issued by Business Objects (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on November 8, 2007).
(a)(24)	Business Objects Press Release dated November 27, 2007 (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on November 29, 2007).
(a)(25)	Announcement published in Les Echos on November 29, 2007 (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on November 29, 2007).
(a)(26)	Press Release issued by Business Objects on December 3, 2007 (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on December 3, 2007).
(a)(27)	Announcement filed in Les Echos on December 3, 2007 (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on December 3, 2007).
(e)(1)	Amended and Restated Bylaws of Business Objects, as amended November 2, 2007 (English translation) (incorporated herein by reference to Exhibit 3.1 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 8, 2007).
(e)(2)(a)	Tender Offer Agreement dated as of October 7, 2007 between Business Objects S.A. and SAP AG (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC by Business Objects on October 9, 2007).
(e)(2)(b)	Amendment to Tender Offer Agreement dated as of December 3, 2007 between Business Objects S.A., SAP AG and SAP France S.A. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by SAP France on December 4, 2007).
(e)(3)*	Confidentiality Agreement, entered into on September 8, 2007, between Business Objects S.A. and SAP AG.
(e)(4)	Employee Benefit Sub-Plan Trust Agreement (incorporated herein by reference to Exhibit 4.3 filed with the Registration Statement on Form S-3 filed with the SEC by Business Objects on June 23, 2005 (File No. 333-126082)).
(e)(5)(a)	1994 Stock Option Plan and Form of Stock Option Grant Agreement (incorporated herein by reference to Exhibit 4.2 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on October 9, 1998 (File No. 333-65551)).
(e)(6)(a)	1999 Stock Option Plan, as amended (incorporated herein by reference to Exhibit(d)(1) filed with the Schedule TO-I filed with the SEC by Business Objects on October 11, 2002).
(e)(6)(b)	Form of Option Agreement (incorporated herein by reference to Exhibit(d)(2) filed with the Schedule TO-I filed with the SEC by Business Objects on October 11, 2002).
(e)(7)(a)	2001 Stock Incentive Plan, as amended July 20, 2006, and Form of Stock Option Agreement (English Translation) (incorporated by reference to Exhibit 10.25 filed with the Current Report on Form 8-K filed with the SEC by Business Objects on July 26, 2006).
(e)(7)(b)	2001 Stock Incentive Plan — Subsidiary Stock Incentive Sub-Plan, as amended June 5, 2007 (incorporated herein by reference to Exhibit 10.25.1 filed with the Registration Statement on Form S-3 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145039)).
(e)(7)(c)	Business Objects S.A. 2001 Stock Incentive Plan — Subsidiary Stock Incentive Sub-Plan Restricted Stock Award Agreement, as amended June 5, 2007 (incorporated herein by reference to Exhibit 10.66 filed with the Registration Statement on Form S-3 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145039)).

Exhibit
Number	Description

(e)(8)	Agreement with each of the Business Objects’ directors and senior management pursuant to which Business Objects agreed to contract for and maintain liability insurance against liabilities which may be incurred by such persons in their respective capacities (incorporated herein by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 filed with the SEC by Business Objects on September 20, 1994 (File No. 333-83052)).
(e)(9)	Stock subscription warrant for Gerald Held, dated September 16, 2003 (incorporated herein by reference to Exhibit 4.2 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on September 30, 2003 (File No. 333-109278)).
(e)(10)	Stock subscription warrant for Jean-François Heitz, dated September 16, 2003 (incorporated herein by reference to Exhibit 4.3 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on September 30, 2003 (File No. 333-109278)).
(e)(11)	Stock subscription warrant for David Peterschmidt, dated September 16, 2003 (incorporated herein by reference to Exhibit 4.4 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on September 30, 2003 (File No. 333-109278)).
(e)(12)	2004 International Employee Stock Purchase Plan, as amended on October 19, 2006 (incorporated herein by reference to Exhibit 10.52 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145037)).
(e)(13)	Stock Subscription Warrant for Arnold Silverman is incorporated herein by reference to Exhibit 4.2 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869).
(e)(14)	Stock Subscription Warrant for Bernard Charlès (incorporated herein by reference to Exhibit 4.4 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(15)	Stock Subscription Warrant for Kurt Lauk (incorporated herein by reference to Exhibit 4.5 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(16)	Stock Subscription Warrant for Gerald Held (incorporated herein by reference to Exhibit 4.6 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(17)	Stock Subscription Warrant for Jean-François Heitz (incorporated herein by reference to Exhibit 4.7 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(18)	Stock Subscription Warrant for David Peterschmidt (incorporated herein by reference to Exhibit 4.8 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(19)	Stock Subscription Warrant Agreement for Gerald Held (incorporated herein by reference to Exhibit 10.64 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on August 9, 2005).
(e)(20)	Stock Subscription Warrant Agreement for Carl S. Pascarella (incorporated herein by reference to Exhibit 10.63 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on August 9, 2005).
(e)(21)	Employment Agreement of John G. Schwarz, dated September 9, 2005 (incorporated herein by reference to Exhibit 10.65 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).
(e)(22)	Business Objects Americas Deferred Compensation Plan, as amended (incorporated herein by reference to Exhibit 4.1 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on May 8, 2005 (File No. 333-124726)).
(e)(23)	Contract of Employment between Business Objects (U.K.) Ltd. and Bernard Liautaud, dated March 7, 2006 (incorporated by reference to Exhibit 10.70 filed with the Current Report on Form 8-K filed with the SEC by Business Objects on May 10, 2006).
(e)(24)	Employment Agreement between Business Objects Americas and Bernard Liautaud, dated March 13, 2006 (incorporated by reference to Exhibit 10.70 filed with the Current Report on Form 8-K filed with the SEC by Business Objects on May 10, 2006).

Exhibit
Number	Description

(e)(25)	Stock Subscription Warrant Agreement for Jean-François Heitz (incorporated by reference to Exhibit 10.72 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on August 8, 2006 (File No. 333-136418)).
(e)(26)	2006 Stock Plan, as amended June 5, 2007 (incorporated herein by reference to Exhibit 10.74 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145037)).
(e)(27)	Business Objects Form of Change of Control Agreement for U.S. Executives (incorporated herein by reference to Exhibit 10.76 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).
(e)(28)	Business Objects Form of Change of Control Agreement for Canadian Executives (incorporated herein by reference to Exhibit 10.77 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).
(e)(29)	Business Objects Form of Change of Control Agreement for French Executives (incorporated herein by reference to Exhibit 10.78 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).
(e)(30)	Change of Control Agreement between Business Objects and James R. Tolonen (incorporated herein by reference to Exhibit 10.80 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).
(e)(31)	Employment Agreement, dated April 4, 2007, between Business Objects Americas and David Kennedy (incorporated herein by reference to Exhibit 10.82 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on May 10, 2007).
(e)(32)	Change of Control Severance Agreement dated July 23, 2007 between David Kennedy and Business Objects Americas (incorporated herein by reference to Exhibit 10.84 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on August 9, 2007).
(e)(33)	Form of Stock Subscription Warrant Agreement for each of Arnold Silverman, Bernard Charlès, Kurt Lauk, Carl Pascarella and David Peterschmidt (incorporated herein by reference to Exhibit 10.84 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145037)).
(g)	None.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
Annex II	Opinion of Goldman Sachs & Co., Inc., dated October 7, 2007.
Annex III	Independent Valuation Report, dated October 21, 2007, of Houlihan Lokey Howard & Zukin (Europe) Limited to the Board of Directors of Business Objects S.A. (English translation), and Addendum thereto, dated November 21, 2007 (English translation).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUSINESS OBJECTS S.A.

/s/  James R. Tolonen

James R. Tolonen
Chief Financial Officer

Dated: December 4, 2007

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)	U.S. Offer to Purchase dated December 4, 2007 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(2)	ADS Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(ii) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(3)	Form of Acceptance for Shares (incorporated by reference to Exhibit(a)(1)(vi) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(4)	Form of Acceptance for ORNANEs (incorporated by reference to Exhibit(a)(1)(vii) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(5)	Form of Acceptance for Warrants (incorporated by reference to Exhibit(a)(1)(viii) to the Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007).
(a)(6)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(7)	Email sent by John Schwarz to Business Objects Employees (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(8)	Internal Business Objects Employee Slide Deck (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(9)	Business Objects Employee Communication and Q&A (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(10)	Form of Letter from John Schwarz to Business Objects customers (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(11)	Form of Letter from John Schwarz to Business Objects partners (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(12)	Press Release issued by Business Objects (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(13)	Presentation Slide Deck for October 8, 2007 Conference Calls (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(14)	Final Transcript of Conference Call conducted by Business Objects and SAP (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(15)	Final Transcript of Frankfurt Conference Call conducted by Business Objects and SAP (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(16)	Final Transcript of Paris Conference Call conducted by Business Objects and SAP (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 9, 2007).
(a)(17)	Business Objects Employee FAQ (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 19, 2007).
(a)(18)	Press Release issued by Business Objects (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 22, 2007).
(a)(19)	Business Objects Third Quarter 2007 Earnings Presentation Slide Deck (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 24, 2007).
(a)(20)	Press Release issued by Business Objects (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 24, 2007).
(a)(21)	Final Transcript of Business Objects Third Quarter 2007 Earnings Conference Call (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on October 25, 2007).
(a)(22)	Business Objects Employee FAQ (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on November 2, 2007).

Exhibit
Number	Description

(a)(23)	Press Release issued by Business Objects (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on November 8, 2007).
(a)(24)	Business Objects Press Release dated November 27, 2007 (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on November 29, 2007).
(a)(25)	Announcement published in Les Echos on November 29, 2007 (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on November 29, 2007).
(a)(26)	Press Release issued by Business Objects on December 3, 2007 (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on December 3, 2007).
(a)(27)	Announcement filed in Les Echos on December 3, 2007 (incorporated herein by reference to the pre-commencement Schedule 14D9-C filed with the SEC by Business Objects on December 3, 2007).
(e)(1)	Amended and Restated Bylaws of Business Objects, as amended November 2, 2007 (English translation) (incorporated herein by reference to Exhibit 3.1 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 8, 2007).
(e)(2)(a)	Tender Offer Agreement dated as of October 7, 2007 between Business Objects S.A. and SAP AG (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC by Business Objects on October 9, 2007).
(e)(2)(b)	Amendment to Tender Offer Agreement dated as of December 3, 2007 between Business Objects S.A., SAP AG and SAP France S.A. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by SAP France on December 4, 2007).
(e)(3)*	Confidentiality Agreement, entered into on September 8, 2007, between Business Objects S.A. and SAP AG.
(e)(4)	Employee Benefit Sub-Plan Trust Agreement (incorporated herein by reference to Exhibit 4.3 filed with the Registration Statement on Form S-3 filed with the SEC by Business Objects on June 23, 2005 (File No. 333-126082)).
(e)(5)(a)	1994 Stock Option Plan and Form of Stock Option Grant Agreement (incorporated herein by reference to Exhibit 4.2 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on October 9, 1998 (File No. 333-65551)).
(e)(6)(a)	1999 Stock Option Plan, as amended (incorporated herein by reference to Exhibit(d)(1) filed with the Schedule TO-I filed with the SEC by Business Objects on October 11, 2002).
(e)(6)(b)	Form of Option Agreement (incorporated herein by reference to Exhibit(d)(2) filed with the Schedule TO-I filed with the SEC by Business Objects on October 11, 2002).
(e)(7)(a)	2001 Stock Incentive Plan, as amended July 20, 2006, and Form of Stock Option Agreement (English Translation) (incorporated by reference to Exhibit 10.25 filed with the Current Report on Form 8-K filed with the SEC by Business Objects on July 26, 2006).
(e)(7)(b)	2001 Stock Incentive Plan — Subsidiary Stock Incentive Sub-Plan, as amended June 5, 2007 (incorporated herein by reference to Exhibit 10.25.1 filed with the Registration Statement on Form S-3 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145039)).
(e)(7)(c)	Business Objects S.A. 2001 Stock Incentive Plan — Subsidiary Stock Incentive Sub-Plan Restricted Stock Award Agreement, as amended June 5, 2007 (incorporated herein by reference to Exhibit 10.66 filed with the Registration Statement on Form S-3 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145039)).
(e)(8)	Agreement with each of the Business Objects’ directors and senior management pursuant to which Business Objects agreed to contract for and maintain liability insurance against liabilities which may be incurred by such persons in their respective capacities (incorporated herein by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 filed with the SEC by Business Objects on September 20, 1994 (File No. 333-83052)).
(e)(9)	Stock subscription warrant for Gerald Held, dated September 16, 2003 (incorporated herein by reference to Exhibit 4.2 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on September 30, 2003 (File No. 333-109278)).
(e)(10)	Stock subscription warrant for Jean-François Heitz, dated September 16, 2003 (incorporated herein by reference to Exhibit 4.3 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on September 30, 2003 (File No. 333-109278)).

Exhibit
Number	Description

(e)(11)	Stock subscription warrant for David Peterschmidt, dated September 16, 2003 (incorporated herein by reference to Exhibit 4.4 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on September 30, 2003 (File No. 333-109278)).
(e)(12)	2004 International Employee Stock Purchase Plan, as amended on October 19, 2006 (incorporated herein by reference to Exhibit 10.52 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145037)).
(e)(13)	Stock Subscription Warrant for Arnold Silverman is incorporated herein by reference to Exhibit 4.2 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869).
(e)(14)	Stock Subscription Warrant for Bernard Charlès (incorporated herein by reference to Exhibit 4.4 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(15)	Stock Subscription Warrant for Kurt Lauk (incorporated herein by reference to Exhibit 4.5 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(16)	Stock Subscription Warrant for Gerald Held (incorporated herein by reference to Exhibit 4.6 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(17)	Stock Subscription Warrant for Jean-François Heitz (incorporated herein by reference to Exhibit 4.7 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(18)	Stock Subscription Warrant for David Peterschmidt (incorporated herein by reference to Exhibit 4.8 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on June 25, 2004 (File No. 333-116869)).
(e)(19)	Stock Subscription Warrant Agreement for Gerald Held (incorporated herein by reference to Exhibit 10.64 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on August 9, 2005).
(e)(20)	Stock Subscription Warrant Agreement for Carl S. Pascarella (incorporated herein by reference to Exhibit 10.63 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on August 9, 2005).
(e)(21)	Employment Agreement of John G. Schwarz, dated September 9, 2005 (incorporated herein by reference to Exhibit 10.65 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).
(e)(22)	Business Objects Americas Deferred Compensation Plan, as amended (incorporated herein by reference to Exhibit 4.1 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on May 8, 2005 (File No. 333-124726)).
(e)(23)	Contract of Employment between Business Objects (U.K.) Ltd. and Bernard Liautaud, dated March 7, 2006 (incorporated by reference to Exhibit 10.70 filed with the Current Report on Form 8-K filed with the SEC by Business Objects on May 10, 2006).
(e)(24)	Employment Agreement between Business Objects Americas and Bernard Liautaud, dated March 13, 2006 (incorporated by reference to Exhibit 10.70 filed with the Current Report on Form 8-K filed with the SEC by Business Objects on May 10, 2006).
(e)(25)	Stock Subscription Warrant Agreement for Jean-François Heitz (incorporated by reference to Exhibit 10.72 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on August 8, 2006 (File No. 333-136418)).
(e)(26)	2006 Stock Plan, as amended June 5, 2007 (incorporated herein by reference to Exhibit 10.74 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145037)).
(e)(27)	Business Objects Form of Change of Control Agreement for U.S. Executives (incorporated herein by reference to Exhibit 10.76 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).

Exhibit
Number	Description

(e)(28)	Business Objects Form of Change of Control Agreement for Canadian Executives (incorporated herein by reference to Exhibit 10.77 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).
(e)(29)	Business Objects Form of Change of Control Agreement for French Executives (incorporated herein by reference to Exhibit 10.78 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).
(e)(30)	Change of Control Agreement between Business Objects and James R. Tolonen (incorporated herein by reference to Exhibit 10.80 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on November 9, 2005).
(e)(31)	Employment Agreement, dated April 4, 2007, between Business Objects Americas and David Kennedy (incorporated herein by reference to Exhibit 10.82 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on May 10, 2007).
(e)(32)	Change of Control Severance Agreement dated July 23, 2007 between David Kennedy and Business Objects Americas (incorporated herein by reference to Exhibit 10.84 filed with the Quarterly Report on Form 10-Q filed with the SEC by Business Objects on August 9, 2007).
(e)(33)	Form of Stock Subscription Warrant Agreement for each of Arnold Silverman, Bernard Charlès, Kurt Lauk, Carl Pascarella and David Peterschmidt (incorporated herein by reference to Exhibit 10.84 filed with the Registration Statement on Form S-8 filed with the SEC by Business Objects on August 1, 2007 (File No. 333-145037)).
(g)	None.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
Annex II	Opinion of Goldman Sachs & Co., Inc., dated October 7, 2007.
Annex III	Independent Valuation Report, dated October 21, 2007, of Houlihan Lokey Howard & Zukin (Europe) Limited to the Board of Directors of Business Objects S.A. (English translation), and Addendum thereto, dated November 21, 2007 (English translation).

*	Filed herewith.

Annex I

Business Objects S.A.
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being mailed on or about December 4, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of (i) ordinary shares, nominal value €0.10 per share, of Business Objects (“Ordinary Shares”), (ii) American depositary shares of Business Objects (“ADSs”), with each ADS representing one Ordinary Share, evidenced by American depositary receipts (“ADRs”), (iii) convertible/exchangeable bonds of Business Objects due January 1, 2027, bearing interest at 2.25% (“ORNANEs”), and (iv) warrants, each of which entitles the holder to purchase one Ordinary Share, which were issued to nonemployee directors by Business Objects in July 2003 with a strike price of €19.45 per Ordinary Share (the “July 2003 Warrants”), in June 2004 with a strike price of €17.04 per Ordinary Share (the “June 2004 Warrants”), in July 2005 with a strike price of €23.13 per Ordinary Share (the “July 2005 Warrants”), in July 2006 with a strike price of €22.31 per Ordinary Share (the “July 2006 Warrants”), and in June 2007 with a strike price of €29.99 per Ordinary Share (the “June 2007 Warrants”). The warrants described in (iv) are sometimes referred to, collectively, in this Information Statement as the “Warrants,” and together with the Ordinary Shares, ADSs and ORNANEs, the “Business Objects Securities”.

Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

You are receiving this Information Statement in connection with the possible appointment of persons designated by SAP AG, an Aktiengesellschaft (stock corporation) organized under the laws of the Republic of Germany (“SAP”), to the board of directors of Business Objects (the “Business Objects Board”). Such designation is to be made pursuant to a Tender Offer Agreement, dated as of October 7, 2007 (the “Tender Offer Agreement”), by and among SAP and Business Objects.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. BUSINESS OBJECTS IS NOT ASKING YOU FOR A VOTING INSTRUCTION CARD AND YOU ARE REQUESTED NOT TO SEND IT A VOTING INSTRUCTION CARD.

Pursuant to the Tender Offer Agreement, on December 4, 2007, SAP France S.A., a société anonyme organized under the laws of the Republic of France and wholly owned subsidiary of SAP (“SAP France”), commenced a tender offer to purchase (i) all outstanding Ordinary Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), at a price of €42.00 per Ordinary Share, without interest, net to the seller in cash, (ii) all outstanding ADSs, at a price in U.S. dollars equal to the equivalent of €42.00 per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. (CET) on the business day following the expiration of the U.S. Offer (as defined below) or the business day following each tender of ADSs during a subsequent offer period of the U.S. Offer, as the case may be), without interest, net to the seller in cash, (iii) all outstanding ORNANEs that are held by U.S. holders, at a price of €50.65 per ORNANE, without interest, net to the seller in cash, and (iv) all outstanding July 2003 Warrants, June 2004 Warrants, July 2005 Warrants, July 2006 Warrants and June 2007 Warrants that are held by U.S. holders, at a price of €22.55, €24.96, €18.87, €19.69, and €12.01 per Warrant, respectively, without interest, net to the seller in cash.

The tender offer referenced in the preceding paragraph is being made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated December 4, 2007 (the “U.S. Offer to Purchase”) and the related ADS Letter of Transmittal and Forms of Acceptance (which, as each may be amended and supplemented from time to time, constitute, together with the U.S. Offer to Purchase, the “U.S. Offer”). In addition to the U.S. Offer, SAP France is making a separate tender offer for Shares, ORNANEs and Warrants held by persons other than U.S. holders, which offer is being made in France (the “French Offer” and, together with the U.S. Offer, the “Offers”). Copies of the U.S. Offer to Purchase and the ADS Letter of Transmittal and Forms of Acceptance have been mailed to holders of Business Objects Securities and are filed as exhibits to the Tender Offer Statement on

Schedule TO filed by SAP France with the Securities and Exchange Commission (the “SEC”) on December 4, 2007. The U.S. Offer is scheduled to expire at 9:00 a.m., New York City time, on January 15, 2008.

Following the Offers, Business Objects will become a subsidiary of SAP France and SAP France has indicated that Business Objects will continue to operate as a separate company.

The Offers and the Tender Offer Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which was filed by Business Objects with the SEC on December 4, 2007, and which is being mailed to holders of Business Objects Securities along with this Information Statement.

The information contained in this Information Statement concerning SAP, SAP France and the SAP Designees (as defined below) has been furnished to Business Objects by SAP, and Business Objects assumes no responsibility for the accuracy or completeness of such information.

SAP Designees

The Tender Offer Agreement provides that, effective upon the acceptance for payment of, and payment by SAP France for, the Business Objects Securities pursuant to the Offers, Business Objects will restructure the Business Objects Board so that it shall have up to nine members, all of whom will be designated by SAP (of which at least three shall be independent within the meaning of and as required by applicable laws, stock exchange rules or the 2002 Bouton Report on Corporate Governance) (the “SAP Designees”). If SAP elects, the Business Objects Board may be reduced to six members, all of whom will be designated by SAP (of which at least two shall be independent within the meaning of and as required by applicable laws, stock exchange rules or the 2002 Bouton Report on Corporate Governance). Subject to applicable law, Business Objects will take all action requested by SAP necessary to effect any such election or appointment, including convening a shareholders meeting as may be necessary in accordance with French law as promptly as practicable. Business Objects’ obligations to appoint SAP Designees to the Business Objects Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

SAP has informed Business Objects that it will choose the SAP Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to Business Objects by SAP, sets forth, with respect to each individual who may be designated by SAP as a SAP Designee, the name, age of the individual as of November 30, 2007, present principal occupation and employment history during the past five years. SAP has informed Business Objects that each such individual has consented to act as a director of Business Objects, if so appointed or elected. If necessary, SAP may choose additional or other SAP Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany.

		Present Principal Occupation or Employment;
Name of SAP Designee	Age	Material Positions Held During the Past Five Years

Prof. Dr. Henning Kagermann	59	Prof. Kagermann joined SAP AG in 1982. He became a member of SAP’s Executive Board in 1991 and Co-Chief Executive Officer in 1998. In May 2003 he became sole Chief Executive Officer of SAP’s Executive Board. Dr. Kagermann is a member of the Supervisory Board of Deutsche Bank AG, the parent company of Deutsche Bank Securities Inc., which is acting as financial advisor to SAP.
		Dr. Kagermann is also a member of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG and of Nokia, Finland.
Léo Apotheker	53	Mr. Apotheker first joined SAP in 1988 and became a member of SAP’s Executive Board in 2002. He is responsible for sales, consulting, education, and marketing. He became Deputy Chief Executive Officer of SAP on March 28, 2007.
Dr. Werner Brandt	53	Mr. Brandt joined SAP in early 2001 as the Chief Financial Officer and member of SAP’s Executive Board. Prior to joining SAP, Werner Brandt was Chief Financial Officer and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International Inc.

		Present Principal Occupation or Employment;
Name of SAP Designee	Age	Material Positions Held During the Past Five Years

Erwin Gunst	48	Mr. Gunst was named Regional President of EMEA and a Corporate Officer of SAP France in 2004. Prior to 2004, Mr. Gunst was an independent consultant.
Vishal Sikka	40	Mr. Sikka joined SAP in 2002 as the Vice President of SAP Inspire. He served as Senior Vice President and Chief Software Architect for SAP from July 2005 through March 2007, prior to being named SAP’s Chief Technology Officer in April 2007.
John Schwarz	56	Mr. Schwarz was elected as Chief Executive Officer of Business Objects in September 2005 and was appointed to Business Objects’ Board in January 2006. Before joining Business Objects, Mr. Schwarz served as President and Chief Operating Officer of Symantec Corporation from December 2001 to September 2005. Prior to joining Symantec, from January 2000 to November 2001, Mr. Schwarz served as President and Chief Executive Officer of Reciprocal Inc., which provided business to business secure e-commerce services for digital content distribution over the internet. Mr. Schwarz serves as a member of the Board of Directors of the Information Technology Association of America’s Software Board.
Jean-François Heitz	57	Mr. Heitz joined the Business Objects Board in May 2003, and he also serves as Chairman and financial expert on the Business Objects Board’s Audit Committee. Mr. Heitz was Deputy Chief Financial Officer at Microsoft Corporation from April 2000 to June 2003. Mr. Heitz joined Microsoft France in 1989 as Deputy General Manager, and served in a number of different roles during his tenure, including Corporate Treasurer. Prior to Microsoft, he spent nine years at Matra SA (Group Lagardere), a French multinational high-tech conglomerate, in various business and finance positions and four years with Air Liquide as an Operations Research engineer. Mr. Heitz is a member of the Board of Directors and Chairman of the Audit Committee of Wavecom S.A., ARC International Corporation and Bull S.A.; he is a member of the Board of Directors of Total Immersion and TIR Systems Ltd. Mr. Heitz’s term of office on the Business Objects Board will expire at the close of Business Objects’ 2009 Annual Shareholders meeting.
Gerald Held	58	Dr. Held joined the Business Objects Board in October 2002. Since 1999, as a Principal of Held Consulting LLC, Dr. Held has been a strategic consultant primarily to Chief Executive Officers of technology firms ranging from startups to very large organizations. In 1998, Dr. Held was “CEO-in-residence” at the venture capital firm Kleiner Perkins Caulfield & Byers. Through 1997, Dr. Held was Senior Vice President of Oracle’s server product division. Prior to Oracle, Dr. Held spent 18 years at Tandem Computers Incorporated. Dr. Held is the Chairman of the Board of Directors of Software Development Technologies, Inc. and Vertica Systems, Inc. He currently serves as a member of the Boards of Directors of Openwave Systems Inc., Mirapoint Inc. and MetaMatrix Inc., and is Chairman and a member of the Compensation Committee of Vertica Systems. Dr. Held is also the lead independent director, Chairman of the Business Objects Board’s Compensation Committee, a member of the Business Objects Board’s Corporate Governance Committee and a member of the Business Objects Board’s Nominating Committee. Mr. Held’s term of office on the Business Objects Board will expire at the close of Business Objects’ 2008 Annual Shareholders meeting.

		Present Principal Occupation or Employment;
Name of SAP Designee	Age	Material Positions Held During the Past Five Years

Kurt Lauk	60	Dr. Lauk joined the Business Objects Board in June 2004. Dr. Lauk is President of Globe CP GmbH, an investment & advisory firm he co-founded in July 2000. Dr. Lauk was elected President of the Economic Council of the Christian Democratic Party of Berlin (Germany) in November 2000. From February to July 2000, he was a member of faculty of the Stanford University Business School. From 1996 to 1999, Dr. Lauk served in various capacities at Daimler-Benz and the Mercedes-Benz Group, including Member of the Board of Management — Commercial Vehicle Division and was a member of the Chairman’s Integration Council of Daimler-Chrysler A.G. From 1992 to 1996, Dr. Lauk was Executive Senior Vice President (Member of the Board of Management) of Finance Controlling of VEBA A.G. (today Eon AG). From 1989 to 1992, he served as Vice Chairman, Chief Financial Officer and Chief Marketing Officer of Audi AG. From 1984 to 1989, Dr. Lauk served as Chief Executive Officer of Zinser Textilmaschinen GMbH. From 1978 to 1984, Dr. Lauk served in various capacities at the Boston Consulting Group, including Director of the Munich office, and Vice President and Director of BCG, Inc. (Boston USA). Dr. Lauk is a member of the Board of Directors of Corus Group plc, Gehring GmbH & Co KG, Scheuffelen Papierfabrik and ForteMedia. Dr. Lauk also serves on the Business Objects Board’s Audit Committee. Dr. Lauk’s term of office on the Business Objects Board will expire at the close of Business Objects’ 2010 Annual Shareholders meeting.

With the exception of Mr. John Schwarz, Mr. Jean-François Heitz, Mr. Gerald Held and Mr. Kurt Lauk, none of the SAP Designees is a director of, or holds any position with, Business Objects. SAP and SAP France have advised Business Objects that to the best knowledge of SAP and SAP France, except as disclosed in the U.S. Offer to Purchase, none of the SAP Designees beneficially owns any securities (or rights to acquire any securities) of Business Objects or has been involved in any transactions with Business Objects or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. SAP and SAP France have advised Business Objects that to the best knowledge of SAP and SAP France, none of the SAP Designees has any family relationship with any director, executive officer or key employees of Business Objects.

General

As of October 31, 2007, there were 97,867,164 Ordinary Shares outstanding, including in the form of ADSs, and including, 270,776 Ordinary Shares held in treasury (of which 146,078 ADSs are owned by the Business Objects Employee Benefit Sub-Plan Trust), 599,972 ADSs held by Business Objects Employee Benefit Sub-Plan Trust, and 1,290,242 ADSs held by Business Objects Option LLC, Business Objects’ indirectly, wholly owned subsidiary (such Ordinary Shares represent Ordinary Shares issuable upon exercise of the stock options held by former optionees of Crystal Decisions, Inc., SRC Software, Inc. and Infommersion, Inc., and which are not deemed to be outstanding and will not be entitled to voting rights ). In the event any Ordinary Shares are not needed to satisfy obligations under stock options, such as if stock options expire prior to exercise, Business Objects may cause such Ordinary Shares to be sold in the market or to be used for other corporate purposes. Such Shares are not considered outstanding until such time as the option holders exercise the stock options. As of October 31, 2007, there were 26,075,669 ADSs outstanding, representing 26,075,669 Ordinary Shares.

As of October 31, 2007, there were 10,676,156 ORNANEs outstanding, and, as of that same date, 45,000 July 2003 Warrants, 195,000 June 2004 Warrants, 90,000 July 2005 Warrants, 45,000 July 2006 Warrants and 210,000 June 2007 Warrants were outstanding.

Current Directors and Executive Officers

The following are Business Objects’ directors and executive officers and certain information about them as of October 31, 2007:

Name	Age	Principal Occupation and Business Experience

Bernard Charlès	50	President of Dassault Systèmes S.A. Mr. Charlès has been Chief Executive Officer of Dassault Systèmes, a worldwide leader in product lifecycle management, since 2002 and President of Dassault Systèmes since 1995. Prior to becoming President, Mr. Charlès served as Dassault Systèmes President of Research and Development from 1988 to 1995 and as President of Research and Strategy from 1985 to 1988. Mr. Charlès is also a director of Dassault Systèmes, Dassault Systèmes Corp., Dassault Systèmes K.K., DELMIA Corp., Solidworks Corporation, SmarTeam Corporation Ltd. (until May 2006), Abaqus Inc. and Dassault Systèmes Canada, Inc. Mr. Charlès joined Business Objects’ Board in 1998 and serves as a member of the Business Objects Board’s Compensation Committee. Mr. Charlès’ term of office on the Business Objects Board will expire at the close of Business Objects’ 2010 Annual Shareholders meeting.
Jean-François Heitz	57	Consultant and Private Investor. Mr. Heitz was Deputy Chief Financial Officer at Microsoft Corporation from April 2000 to June 2003. Mr. Heitz joined Microsoft France in 1989 as Deputy General Manager, and served in a number of different roles during his tenure, including Corporate Treasurer. Prior to Microsoft, he spent nine years at Matra SA (Group Lagardere), a French multinational high-tech conglomerate, in various business and finance positions and four years with Air Liquide as an Operations Research engineer. Mr. Heitz is a member of the Board of Directors and Chairman of the Audit Committee of Wavecom S.A., ARC International Corporation and Bull S.A.; he is a member of the Board of Directors of Total Immersion and TIR Systems Ltd. Mr. Heitz joined the Business Objects Board in May 2003, and he also serves as Chairman and financial expert on the Business Objects Board’s Audit Committee. Mr. Heitz’s term of office on the Business Objects Board will expire at the close of Business Objects’ 2009 Annual Shareholders meeting.
Gerald Held	58	Consultant. Since 1999, as a Principal of Held Consulting LLC, Dr. Held has been a strategic consultant primarily to Chief Executive Officers of technology firms ranging from startups to very large organizations. In 1998, Dr. Held was “CEO-in-residence” at the venture capital firm Kleiner Perkins Caulfield & Byers. Through 1997, Dr. Held was Senior Vice President of Oracle’s server product division. Prior to Oracle, Dr. Held spent 18 years at Tandem Computers Incorporated. Dr. Held is the Chairman of the Board of Directors of Software Development Technologies, Inc. and Vertica Systems, Inc. He currently serves as a member of the Boards of Directors of Openwave Systems Inc., Mirapoint Inc. and MetaMatrix Inc., and is Chairman and a member of the Compensation Committee of Vertica Systems. Dr. Held joined the Business Objects Board in October 2002. Dr. Held is also the lead independent director, Chairman of the Business Objects Board’s Compensation Committee, a member of the Business Objects Board’s Corporate Governance Committee and a member of the Business Objects Board’s Nominating Committee. Mr. Held’s term of office on the Business Objects Board will expire at the close of Business Objects’ 2008 Annual Shareholders meeting.

Name	Age	Principal Occupation and Business Experience

Kurt Lauk	60	President of Globe CP GmbH. Dr. Lauk is President of Globe CP GmbH, an investment & advisory firm he co-founded in July 2000. Dr. Lauk was elected President of the Economic Council of the Christian Democratic Party of Berlin (Germany) in November 2000. From February to July 2000, he was a member of faculty of the Stanford University Business School. From 1996 to 1999, Dr. Lauk served in various capacities at Daimler-Benz and the Mercedes-Benz Group, including Member of the Board of Management — Commercial Vehicle Division and was a member of the Chairman’s Integration Council of Daimler-Chrysler A.G. From 1992 to 1996, Dr. Lauk was Executive Senior Vice President (Member of the Board of Management) of Finance Controlling of VEBA A.G. (today Eon AG). From 1989 to 1992, he served as Vice Chairman, Chief Financial Officer and Chief Marketing Officer of Audi AG. From 1984 to 1989, Dr. Lauk served as Chief Executive Officer of Zinser Textilmaschinen GMbH. From 1978 to 1984, Dr. Lauk served in various capacities at the Boston Consulting Group, including Director of the Munich office, and Vice President and Director of BCG, Inc. (Boston USA). Dr. Lauk is a member of the Board of Directors of Corus Group plc, Gehring GmbH & Co KG, Scheuffelen Papierfabrik and ForteMedia. Dr. Lauk joined the Business Objects Board in June 2004. Dr. Lauk also serves on the Business Objects Board’s Audit Committee. Dr. Lauk’s term of office on the Business Objects Board will expire at the close of Business Objects’ 2010 Annual Shareholders meeting.
Carl Pascarella	64	Executive Advisor, Texas Pacific Group. Mr. Pascarella is currently affiliated with Texas Pacific Group as an Executive Advisor. He recently retired as President and Chief Executive Officer from Visa U.S.A. Inc., after twelve years of service. Before assuming that position, he was President and Chief Executive Officer of Visa Asia Pacific Region and Director of the Asia-Pacific Regional Board. Before joining Visa, Mr. Pascarella was Vice President, International Division at Crocker National Bank and Vice President, Metropolitan Banking at Bankers Trust Company. Mr. Pascarella was also head of the California International Banking and Trade Finance organization for Crocker National Bank. Mr. Pascarella joined the Business Objects Board in March 2005. He is also a member of the Business Objects Board’s Compensation Committee. His term of office on the Business Objects Board will expire at the close of Business Objects’ 2010 Annual Shareholders meeting.
David Peterschmidt	59	President and Chief Executive Officer of Openwave Systems, Inc. Since November 2004, Mr. Peterschmidt has served as President and Chief Executive Officer of Openwave Systems Inc., a telecommunications software and services company. From October 2003 to November 2004, Mr. Peterschmidt served as the Chief Executive Officer and Co-Chairman of the Board of Directors of Security, Inc. Mr. Peterschmidt served as President, Chief Executive Officer and Director of Inktomi, Inc., an internet infrastructure company, from July 1996 to March 2003, and served as Chairman of the Inktomi board from December 1997 to March 2003. He currently serves as a member of the Boards of Directors of Openwave Systems, Inc., and UGS, a private software company. Mr. Peterschmidt joined the Business Objects Board in May 2003. He is also Chairman of the Business Objects Board’s Nominating Committee and a member of the Business Objects Board’s Audit Committee. Mr. Peterschmidt’s term of office on the Business Objects Board will expire at the close of Business Objects’ 2009 Annual Shareholders meeting.

Name	Age	Principal Occupation and Business Experience

Arnold Silverman	68	Consultant and Private Investor. Since 1991, Mr. Silverman has been a venture capital investor. Mr. Silverman was a Director of Oracle from 1984 to 1991. Mr. Silverman currently serves as a member of the Board of Directors in Remend Inc. Mr. Silverman is Mr. Liautaud’s father-in-law. Mr. Silverman joined the Business Objects Board in February 1991, and he is also Chairman of the Business Objects Board’s Corporate Governance Committee. Mr. Silverman’s term of office on the Business Objects Board will expire at the close of Business Objects’ 2010 Annual Shareholders Meeting.
Bernard Liautaud	44	Chairman of the Board and Chief Strategy Officer. Mr. Liautaud is a founder of Business Objects and has served as Chairman of the Business Objects Board since Business Objects’ incorporation in August 1990. He served as Chief Executive Officer from August 1990 through September 2005. Mr. Liautaud was appointed as Business Objects’ Chief Strategy Officer in September 2005. Prior to the founding of Business Objects, Mr. Liautaud was the Sales Marketing Manager with Oracle Corporation’s French subsidiary. Mr. Liautaud is the son-in-law of Mr. Silverman, one of Business Objects’ directors. Mr. Liautaud is a member of the Board of Directors of My SQL. Mr. Liautaud’s term of office on Business Objects’ Board will expire at the close of Business Objects’ 2009 annual shareholders meeting.
John Schwarz	56	Chief Executive Officer and Director. Mr. Schwarz was elected as Chief Executive Officer of the Company in September 2005 and was appointed to Business Objects’ Board in January 2006. Before joining Business Objects, Mr. Schwarz served as President and Chief Operating Officer of Symantec Corporation from December 2001 to September 2005. Prior to joining Symantec, from January 2000 to November 2001, Mr. Schwarz served as President and Chief Executive Officer of Reciprocal Inc., which provided business to business secure e-commerce services for digital content distribution over the internet. Before joining Reciprocal, Mr. Schwarz spent 25 years at IBM Corporation where most recently he was General Manager of IBM’s Industry Solutions unit, a worldwide organization focused on building business applications and related services for IBM’s large industry customers. Mr. Schwarz serves as a member of the Board of Directors of the Information Technology Association of America’s Software Board. Mr. Schwarz’s term of office on Business Objects’ Board will expire at the close of Business Objects’ 2009 annual shareholders meeting.
James R. Tolonen	57	Chief Financial Officer. Mr. Tolonen joined Business Objects as Senior Group Vice President and Chief Financial Officer in January 2003. Before joining Business Objects’, he served as Chief Operating Officer and Chief Financial Officer of IGN Entertainment, Inc. from October 1999 to December 2002. Mr. Tolonen was a Director of IGN Entertainment and a Director and member of the Compensation Committee of Closedloop Solutions, Inc. until 2003. From April of 1998 to September of 1998, Mr. Tolonen was the President and Chief Financial Officer of Cybermedia, Inc. Prior to that, Mr. Tolonen was Chief Financial Officer and a member of the Office of the President at Novell, Inc. from 1989 to 1998.
David Kennedy	45	General Counsel. Mr. Kennedy joined Business Objects on April 30, 2007 as Senior Vice President, General Counsel and Secretary. Before joining Business Objects, he was Associate General Counsel for IBM Information Management. Mr. Kennedy spent 18 years at IBM Corporation and served in various capacities including as Chief Legal Counsel for IBM Global Services.

On April 27, 2007, Business Objects made available and disseminated to its shareholders a Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 25, 2007 (the “Proxy Statement”), with respect to Business Objects’ fiscal year ended December 31, 2006. Since December 31, 2006, the following changes in management have occurred with respect to the material in the Proxy Statement:

•	Effective April 30, 2007, David Kennedy became Business Objects’ General Counsel. He replaced Susan Wolfe who served as Business Objects’ General Counsel from December 2003 to March 2007.

Accordingly, certain information in the Proxy Statement is no longer applicable and, as appropriate, has been updated herein.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Business Objects’ executive officers, directors, and persons who own more than 10% of Business Objects’ registered class of equity securities to file reports of ownership and changes in ownership with the SEC. Such executive officers, directors, and more than 10% stockholders are also required by SEC rules to furnish Business Objects with copies of all forms that they file pursuant to Section 16(a) of the Exchange Act.

Based solely on Business Objects’ review of copies of Forms 3 and 4 and amendments thereto furnished to Business Objects pursuant to Rule 16a-3 of the Exchange Act and Forms 5 and amendments thereto furnished to Business Objects with respect to 2006, and any written representations referred to in Item 405(b)(1) of Regulation S-K of the Securities Act stating that no Forms 5 were required, Business Objects believes that, during 2006, all Section 16(a) filing requirements applicable to Business Objects’ officers and directors and more than 10% shareholders were complied with, except as follows: one late report on Form 4 filed by Mr. Lauk regarding the purchase of shares. A corrective filing was made for this incidence of noncompliance.

Ethics Code

Business Objects has adopted a Code of Ethics for principal executive and senior financial officers which applies to its principal executive officer, unless it has both a Chief Executive Officer and a president, in which case it is applicable to both, its principal financial officer, its principal accounting officer, controller and divisional vice presidents of finance. Business Objects has also adopted a Code of Business Conduct and Ethics applicable to all its employees with the exception of its French and Italian employees. A revised version of the Code of Business Conduct and Ethics was adopted by the Business Objects Board on October 19, 2006. Finally, in order to comply with French law and Italian law requirements, Business Objects has also adopted a Code of Business Conduct and Ethics for French Employees and a Code of Business Conduct and Ethics for Italian employees that apply to all its directors, officers and employees who are located in France and Italy, respectively. Business Objects’ codes of ethics are publicly available on its website at www.businessobjects.com or are also available, without charge, upon written request made to Business Objects at 157/159 rue Anatole France, 92300 Levallois-Perret, France Attention: Legal Department. Any waiver or amendment to any of Business Objects’ codes of ethics pertaining to a member of its board or one of its executive officers will be disclosed on Business Objects’ website at www.businessobjects.com or in a Current Report on Form 8-K filed with the SEC. The information contained on or connected to Business Objects’ Internet website is not incorporated by reference into this Information Statement and should not be considered part of this or any other report that Business Objects files with or furnishes to the SEC.

Director Independence

The members of the Business Objects Board named and listed above are independent according to the listing standards applicable to Business Objects, except Mr. Schwarz and Mr. Liautaud, due to their positions as Business Objects officers, and Mr. Silverman, due to his family relationship with Mr. Liautaud.

Business Objects’ Audit Committee currently consists of Messrs. Heitz, Lauk and Peterschmidt. The regulations of the Nasdaq Stock Market require the Audit Committee to be comprised of at least three independent members. The Business Objects Board has determined that Messrs. Heitz, Lauk, and Peterschmidt meet the independence requirements of the listing standards of the Nasdaq Stock Market and that Mr. Heitz and Mr. Lauk are “audit committee financial experts” as defined in the rules of the SEC.

Business Objects’ Compensation Committee consists of Messrs. Held, Charlès and Pascarella. None of the Compensation Committee members is an employee of Business Objects and each member meets the independence requirements of the listing standards of the Nasdaq National Market and the rules of the SEC.

Business Objects’ Nominating Committee consists of Messrs. Peterschmidt and Held. None of the Nominating Committee members is an employee of Business Objects and each member meets the independence requirements of the listing standards of the Nasdaq National Market and the rules of the SEC.

Business Objects’ Corporate Governance Committee consists of Messrs. Silverman and Held. None of the Corporate Governance Committee members is an employee of Business Objects.

Corporate Governance

In accordance with French corporate law, the members of the Business Objects Board, who are elected by the shareholders, is the ultimate decision-making body of Business Objects except for matters reserved to its shareholders. The Business Objects Board determines the direction of Business Objects’ activities and oversees their implementation. Within the limits of Business Objects’ corporate purposes and the powers expressly reserved by law to shareholders, the Business Objects Board addresses and resolves through its deliberations all questions relating to Business Objects’ good standing. The Business Objects Board implements all controls and verifications that it deems appropriate. The Chairman of the Business Objects Board or the Chief Executive Officer is required to disclose to each Director all documents and information necessary to the fulfillment of his or her duties.

The Business Objects Board is led by its Chairman. The Chairman directs and organizes the activities of the Business Objects Board and reports to the shareholders on such activities. The Chairman sees that the various bodies of Business Objects operate correctly and, in particular, that Directors are each able to fulfill their duties.

Business Objects’ general management is carried out under the responsibility of and at the election of the Business Objects Board by either the Chairman of the Board or by the Chief Executive Officer (“Directeur Général”). The Business Objects Board selects between these two alternatives at each election or renewal of the Chairman, or at each election or renewal of the Chief Executive Officer if the office of the Chairman and the office of the Chief Executive Officer are separate. The Business Objects Board does not have a policy on whether the roles of the Chief Executive Officer and Chairman should be separate. The Business Objects Board believes it should be free to make that determination any way that seems best for Business Objects at a given point in time.

The Chief Executive Officer, or the Chairman, if he or she assumes the duties of the Chief Executive Officer, is vested with extensive powers to act under all circumstances on Business Objects’ behalf within the limits of Business Objects’ corporate purposes, except for those powers expressly granted by law to a meeting of the shareholders and those specially reserved to the Business Objects Board. The Chief Executive Officer represents Business Objects vis-à-vis third parties. Any limitation of the Chief Executive Officer’s powers imposed by Business Objects’ Board is not enforceable vis-à-vis third parties.

The corporate governance principles established by the Business Objects Board provide a structure within which directors and management can effectively pursue Business Objects’ objectives. The Business Objects Board and its Corporate Governance Committee periodically reviews Business Objects’ corporate governance practices and policies. The Business Objects Board adopts changes, as appropriate, to comply with the Sarbanes-Oxley Act of 2002 and any rule changes applicable to Business Objects made by the SEC, the Nasdaq Global Select Market and French Law.

Structure and Composition of the Board

The Business Objects Board is currently composed of nine Directors. The Business Objects Board has adopted a charter which provides that the Business Objects Board shall have a majority of directors meeting the independence criteria established by the Nasdaq Stock Market and recommended by the AMF each as may be amended from time to time. Business Objects’ Board has determined that Messrs. Charlès, Held, Heitz, Lauk, Peterschmidt and Pascarella are independent under Rule 4200(a)(15) of the Nasdaq Stock Market.

Principal Functions of the Board

The Business Objects Board’s principal functions are to: review and approve Business Objects’ strategic direction and annual operating plan and monitor Business Objects’ performance; evaluate the performance of the Chairman and Chief Executive Officer; review management’s performance and compensation, based on the Compensation Committee’s recommendations; review management succession planning; advise management; monitor and manage potential conflicts of interests of management, Directors and shareholders; ensure the integrity of financial information with the input of the Audit Committee; and monitor the effectiveness of the governance practices under which it operates and make changes to such practices as needed.

At each quarterly meeting of the Business Objects Board, the independent members of the Business Objects Board meet without members of management or employee directors present.

Generally, directors receive information well in advance of meetings of the Business Objects Board so they will have an opportunity to prepare for discussion of the items at the meeting. Particularly sensitive subject matters may be discussed at the meeting without advance distribution of written materials.

At meetings of the Business Objects Board, ample time is scheduled to assure full discussion of important matters. Management presentations are scheduled to allow for a substantial proportion of the meeting time to be open for discussion and comments.

Directors are expected to rigorously prepare for, attend and participate in all meetings of the Business Objects Board and applicable committees. This allows directors to spend the time needed to properly discharge their obligations. Each director is expected to ensure that other commitments do not materially interfere with his or her service as a director.

Effective June 5, 2007, members of the Business Objects Board were required to own a minimum of 5,000 Business Objects shares. Directors have three years from June 5, 2007 to comply with this ownership obligation. Directors are permitted to fulfill this share ownership requirement through the exercise of warrants and/or the purchase of shares on the open market with cash held in a long term incentive plan, or with their own funds.

Business Objects Board Access to Management

Directors have access to Business Objects’ management. Furthermore, directors encourage management to include at the Business Objects Board meetings relevant persons who can provide additional insight about the matters being discussed and to give those persons exposure to the Business Objects Board.

Applying Governance Principles to Business Objects’ Business

The Business Objects Board and management believe corporate governance must operate at every level of Business Objects’ business. Through Business Objects’ internal audit function, Business Objects monitor compliance with Business Objects’ key financial policies and practices around the globe, which are monitored by Business Objects’ Audit Committee. In addition, Business Objects has a hotline available to all employees to encourage and facilitate anonymous reporting of suspected violations of Business Objects’ policies, the Codes of Business Conduct and Ethics or other financial irregularities.

Education and Enforcement

Effective governance must be founded in personal accountability and the enforcement of policies prohibiting unethical behavior. It is therefore critical to provide Business Objects’ employees with the knowledge and resources necessary to make ethical business decisions. Business Objects are committed to providing training courses and tools to prepare employees to make sound decisions in their busy daily business environment.

Business Objects Board Meetings and Committees

The Business Objects Board held a total of 13 meetings, including four quarterly meetings and nine technical meetings during 2006. The average rate of attendance was 89.7%. Mr. Peterschmidt attended eight meetings out of 13 (61.5%). During 2006, no other incumbent director attended in person or via conference call fewer than 75% of the total number of meetings of the Business Objects Board during the period he was a member of the Business Objects Board. Mr. Liautaud, Mr. Silverman, Mr. Heitz and Mr. Schwarz attended all meetings.

Business Objects does not have a policy with respect to director attendance at shareholders’ meetings. Messrs. Liautaud, Charlès, Lauk and Schwarz attended the 2006 shareholders meeting.

In 2006, the Audit Committee held 15 meetings and had an average attendance rate of 84.4%. The Compensation Committee held eight meetings and all meetings were fully attended. The Corporate Governance Committee held five meetings and all meetings were fully attended. The Nominating Committee held one meeting and only one member of the two attended. The members of the Committees meet the membership criteria specified in their respective charters.

The Audit Committee

The Audit Committee currently consists of Messrs. Heitz, Lauk and Peterschmidt.

The regulations of the Nasdaq Stock Market require the Audit Committee to be comprised of at least three independent members. The Business Objects Board has determined that Messrs. Heitz, Lauk and Peterschmidt meet the independence requirements of the listing standards of the Nasdaq Stock Market and that Mr. Heitz and Mr. Lauk are “audit committee financial experts” as defined in the rules of the SEC. The Business Objects Board created the Audit Committee in October 1993 and the Audit Committee adopted a written charter in June 2000. The Business Objects Board most recently amended the Audit Committee charter in August 2007. A copy of the charter is available on Business Objects’ web site at www.businessobjects.com. The Audit Committee is responsible for, among other things:

•	retaining, evaluating and terminating the independent auditors subject to the powers that are expressly reserved under French corporate law to the board of directors and to the shareholders at annual general meetings;

•	reviewing the annual report of the independent auditors;

•	reviewing the audit plan and scope with the independent and internal auditors;

•	reviewing with management and the independent, and internal auditors Business Objects’ quarterly financial statements, semi-annual financial statements, annual financial statements and disclosures, including disclosure controls and procedures, internal controls over financial reporting and Management’s Discussion and Analysis of Financial Condition and Results of Operations prior to the public release or filing of these statements;

•	consulting with independent, and internal auditors and reviewing with them the results of their quarterly review, annual audit and other examinations;

•	reviewing and approving in advance the annual budget for audit services;

•	reviewing and approving in advance any non-audit and non-tax services to be provided by the independent auditor and the related fees;

•	pre-approving the hiring of current or former members of Business Objects’ independent auditors in accordance with Business Objects’ internal policy;

•	reviewing and approving any material accounting policy changes;

•	reviewing the effectiveness and operation of Business Objects’ system of internal controls and internal control over financial reporting;

•	reviewing and approving, subject to board of directors’ and shareholders’ ratification if applicable, all related party transactions;

•	establishing procedures for the receipt and treatment of complaints regarding accounting, controls, or auditing matters and/or corporate attorneys’ reports of evidence of a material violation of securities laws;

•	quarterly meetings with the independent auditors in the absence of management to discuss the results of the independent auditors’ examinations; and

•	in conjunction with the Nominating Committee, reviewing and evaluating (i) whether it complies with its membership requirements and taking corrective action, as necessary and (ii) evaluating its performance, both at least once a year.

On June 15, 2004, Business Objects sent a letter to the Nasdaq Stock Market notifying the exchange of Business Objects’ reliance on an exemption to the requirements of Nasdaq Stock Market Rule 4350 on the basis of Business Objects’ status as a foreign issuer subject to a law, regulation or rule of a public authority that is contrary to the provisions of such Nasdaq Stock Market rule. Nasdaq Stock Market Rule 4350(d)(3) requires audit committee compliance with Exchange Act Rule 10A-3(b)(2), which in turn requires that the audit committee be “directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee.” However, article L.225-228 of the French Commercial code requires that auditors be proposed for appointment by the general meeting of the shareholders in a draft resolution from the Business Objects Board. French law requires that the auditors are to be solely removed and appointed by the shareholders and not the audit committee. Based on the foregoing, compliance with Exchange Act Rule 10A-3(b)(2) would be contrary to the law of the authority exercising jurisdiction over Business Objects and contrary to generally accepted business practice in France, and Business Objects is exempted from compliance with such Exchange Act Rule. As a result of this exemption, the Audit Committee does not have the powers of direct oversight over auditing firms generally contemplated by the Nasdaq Stock Market listing standards. Business Objects does not, however, believe that reliance on this exemption has a material adverse affect on the performance of the Audit Committee or the independence of Business Objects’ auditors.

In order to achieve its mission more effectively, the Audit Committee holds a minimum of four meetings per year, meets with the independent auditors without management, and may consult with external counsel when necessary.

The Compensation Committee

The Business Objects Board created a Compensation Committee in January 1994 and adopted a written charter in May 2003 that was most recently amended in August 2007. A copy of the charter is available on Business Objects’ website at www.businessobjects.com. The Compensation Committee, which currently consists of Messrs. Held, Charlès and Pascarella, is responsible for reviewing the compensation and benefits for Business Objects’ Chief Executive Officer and other executive officers. In addition, the Compensation Committee is required to provide a report of the Compensation Committee on executive compensation for inclusion in Business Objects’ annual report on form 10-K. The Compensation Committee has authority to retain and terminate compensation consultants assisting in the evaluation of executive compensation and to approve related consulting fees. None of the Compensation Committee members is one of Business Objects’ employees, and each member meets the independence requirements of the listing standards of the Nasdaq Stock Market and the rules of the SEC.

The Nominating Committee

The Business Objects Board created a Nominating Committee and adopted a written charter in May 2003, which was most recently amended in August 2007. A copy of the charter is available on Business Objects’ website www.businessobjects.com. The Nominating Committee, which currently consists of Messrs. Peterschmidt and Held, is responsible for assisting the Business Objects Board, the Chairman, and Chief Executive Officer in selection of Directors and officers and making recommendations to the Board regarding director nominees. None of the Nominating Committee members is one of Business Objects’ employees, and each member meets the independence requirements of the listing standards of the Nasdaq Stock Market and the rules of the SEC.

The shareholders who meet the requirements and conditions set by French law to propose resolutions as described in section “Procedure for Submitting Shareholder Proposals” could also propose nominees for Directors. The Nominating Committee will review the proposal and will consider persons recommended by Business Objects’ shareholders in the same manner as a nominee recommended by other Board members or by the management.

The Nominating Committee determines and recommends to the Business Objects Board, as appropriate, desired director qualifications, expertise and characteristics. The Nominating Committee periodically conducts searches for potential director candidates that have corresponding attributes, as well as an ability to add to the Business Objects Board’s existing strength; evaluates, proposes and approves nominees for election or appointment to the Business Objects Board; and considers and evaluates stockholder nominees for election to the Business

Objects Board. In performing these tasks, the Nominating Committee has the authority to retain, compensate and terminate any search firm that may be used to identify director candidates.

In January 2006, the Business Objects Board, on the Nominating Committee’s recommendation, appointed Mr. Schwarz to fill the vacant seat on the Business Objects Board created by David Roux’s resignation. Mr. Schwarz is not independent in accordance with the rules of the Nasdaq Stock Market and the SEC because he is Business Objects’ Chief Executive Officer.

The Governance Committee

The Business Objects Board also created a Governance Committee and adopted a written charter in May 2003, which was most recently amended in August 2007. A copy of the charter is available on Business Objects’ website at www.businessobjects.com. The Governance Committee, which currently consists of Messrs. Silverman and Held, is responsible for assisting the Business Objects Board, the Chairman and Chief Executive Officer in developing principles of corporate governance (including the implementation of the corporate codes of ethics and business conduct), reviewing shareholder proposals submitted to Business Objects (excluding any proposal relating to the nomination of a member of the Business Objects Board, which will be reviewed by the Nominating Committee), reviewing and assessing committee assignments and rotation practices. None of the Governance Committee members is one of Business Objects’ employees. In addition, the Governance Committee is responsible for reviewing and evaluating on an annual basis the Committee members’ compliance with applicable membership requirements and taking corrective action, as necessary. The Governance Committee is also responsible for overseeing annual Board and Committee performance evaluations.

Executive Compensation

Compensation Discussion and Analysis

Executive Compensation Philosophy

Business Objects’ executive pay programs are designed to:

•	Attract and retain executives who will contribute to Business Objects’ long-term success by paying compensation that is competitive with the practices of other leading high technology companies;

•	Align the interests of Business Objects’ executives with Business Objects’ shareholders’ by providing stock based compensation to encourage long-term value creation; and

•	Set challenging performance goals and reward that performance through short-term incentives upon achievement of these goals.

Business Objects’ general compensation philosophy is to pay for performance. All compensation elements — cash, short-term incentives, and long-term incentives in the form of equity awards — are designed to provide increased compensation with an increase in Business Objects’ performance. The Compensation Committee believes that total cash compensation should vary with Business Objects’ performance in attaining financial and non-financial goals. While both stock options and RSUs are used to provide stock-based compensation, they are weighted to stock options as more appropriate to the executive level to reward shareholder value creation and to provide at-risk performance compensation. RSUs and other full-value share awards assist in managing the overall pool and dilution, and are a competitive factor in recruiting. Performance awards (options and RSUs with specific performance requirements for vesting) were introduced in 2005 for the Chairman of the Business Objects Board and for the Chief Executive Officer, and may be offered more broadly to other senior executives going forward to reinforce the links between performance and all forms of compensation.

Business Objects’ executive compensation programs apply to the Chairman of the Business Objects Board, the Chief Executive Officer, other officers, and other members of the Executive Committee, a committee comprised of the Chairman, chief executive Officer, Chief Financial Officer, General Counsel and other executives who report to the Chief Executive Officer. The Compensation Committee is responsible for the preparation of the pay programs for the officers that are subsequently approved by the Business Objects Board. In 2006, other Business Objects vice presidents participated in similar compensation programs that were managed by their respective senior executives.

All executive compensation programs are administered by the Human Resources department. Business Objects’ compensation experts work with outside compensation consultants, Aon (Radford), to compile survey data, conduct analyses and prepare recommendations related to competitive positioning and plan designs for Business Objects’ executive cash and equity programs.

Executive Officer Compensation — Cash

Philosophy and Practice of Cash Compensation.  The Compensation Committee has authorized a cash compensation program that is competitive and leveraged in favor of variable bonus pay relative to the market. Total cash compensation is comprised of annual base salary and annual (or semi-annual) bonuses which vary with performance of the individual and Business Objects. For 2006, target competitive positioning for total cash compensation was the 65th percentile for comparable positions in a select list of peer software companies and technology-based companies of reasonably similar size. The Compensation Committee agreed that compensation for officers with exceptional skills can be above the targeted competitive position.

Base Salary.  The purpose of the base salary program for executive officers is to offer competitive remuneration for the skills and leadership required in specific executive positions. The annual base salaries of executive officers are initially determined by evaluating the responsibilities of the position and the experience and performance of the individual, with reference to the competitive marketplace for executive talent. For 2006, the competitive review included a comparison to base salaries for comparable positions in a select list of peer software companies and technology-based companies of reasonably similar size. The Compensation Committee reviewed and affirmed the comparative framework used to define the peer companies and data sources, and set a targeted competitive position of the 50th percentile on average for base salary compensation.

The Compensation Committee reviews executive officer salaries annually at the beginning of the fiscal year and recommends adjustments to them as appropriate to reflect changes in the market conditions and individual performance and responsibility. The Compensation Committee reports to the Business Objects Board the results of such review and makes its recommendation of any Business Objects Board action necessary with respect to the compensation of the Business Objects’ Chief Executive Officer and other executive officers. For 2006, annual executive officer salaries were recommended and approved in January. For 2007, annual executive officer salaries were recommended and approved in January and February 2007.

Short-term Incentive Bonus.  The purpose of the executive officer bonus program is to motivate and reward Business Objects’ executives to grow the business profitably and achieve corporate goals. Target bonus awards for each executive officer are based on Business Objects’ overall results, his or her potential impact on Business Objects’ operating and financial results, and market competitive practices for similar positions. For 2006, the Compensation Committee recommended bonus targets in conjunction with base salaries in order to position executive officer total cash compensation at the 65th percentile of the peer group outlined above. To achieve this competitive position, the variable bonus targets are higher than the average short-term incentive bonus targets for the peer company positions noted above, and generally more aligned with a benchmark set of software company executive positions in companies with revenues greater than $1.0 billion.

The actual bonuses awarded to executive officers are determined based on achievement of individual and Business Objects’ performance goals. Executive officers have the opportunity to earn a variable incentive bonus of up to their specified target percent of the base salary if certain performance criteria are met, with the ability to overachieve these performance criteria. For 2006, short-term incentive bonuses for the first half and the second half of the year were based on Business Objects’ achievement of certain revenue and operating income targets (i.e., the annual board plan) as well as personal objectives. The Business Objects Board approved performance targets were set at the beginning of the year, and were adjusted and approved by the Business Objects Board for the second half to incorporate the effects of acquisitions and market changes that occurred in the first half of the year.

Business Objects’ performance targets are established by the Business Objects Board as stretch goals for the year, with 80-90% probability of being met if Business Objects continues on course to increase shareholder value. Funding of the bonus plan based on these metrics rises with increased performance and is reduced with below-target performance.

Achievement of individual performance objectives — stretch goals established annually or semiannually to reflect the strategic priorities for each executives — modifies the actual bonus awards paid, and typically ranges from 40% to 120% attainment.

Payments to executive officers and other executives who participate in the same incentive bonus plan were made in August 2006 (first half bonus) and February 2007 (second half bonus), reflecting performance against the revenue and operating income targets as well as performance against individual goals. Further, for the first half of 2006, the Chief Executive Officer and the Chief Strategy Officer each forfeited a portion of their performance-based incentive bonus to contribute to a modest bonus pool for employees (performance award reduced 12% from earned amount) following the second quarter of 2006. This adjustment was made to recognize valued employee contributions in a period when Business Objects’ profits did not otherwise fund a quarterly bonus.

The Business Objects and individual performance criteria for the executive officer incentive bonus awards are proposed each year by the Compensation Committee and approved by the Business Objects Board. Business Objects’ performance criteria include revenue and operating margin plans, which are adjusted mid-year to incorporate the effects of acquisitions and divestitures. Further adjustments of each half-year plan may be made only with approval of the Business Objects Board. The individual performance criteria include shared goals among all executives — typically achievement of key strategic initiatives within the performance period — and individual objectives unique to the executive position. The individual performance achievement, as a percentage, is applied to the bonus generated by achievement of the Business Objects performance measures.

Bonuses are paid to all executives who are employed on the last day of the performance period. An executive officer who leaves Business Objects prior to the end of the performance period is not eligible to receive any bonus for that period.

Long-term Incentive Bonus.  At this time, Business Objects does not have any cash-based long-term incentive bonus programs.

Other Cash Compensation.  From time to time, executive officers may be eligible to receive cash compensation related to reimbursement for relocation expenses or unique bonuses for achieving milestones (for example, in 2004, special bonuses were granted when Business Objects achieved $1.0 billion of revenues). In 2006, the named executive officers did not receive any special or additional compensation other than as described in the Summary Compensation Table included on page I-18 of this Information Statement.

Deferred Compensation.  The named executive officers are eligible to participate in Business Objects’ non-qualified deferred compensation plan, which is offered to all highly compensated employees. The plan follows U.S. Internal Revenue Code regulations for such plans, and allows the participant to elect to defer a portion of base and/or bonus compensation each year. In 2006, only the Chief Executive Officer elected to participate in the plan, as noted in the Non-Qualified Deferred Compensation table beginning on page I-23 of this Information Statement.

Executive Officer Compensation — Equity Awards

Philosophy and Practice of Equity Awards.  The Compensation Committee believes that stock options and restricted stock awards align executive and shareholder interests by providing executives an opportunity to participate in shareholder returns. Equity awards encourage executives to manage Business Objects from the perspective of an equity owner and with a view to achieving Business Objects’ long-term goals.

Historically, Business Objects has granted stock options to Business Objects’ executives. Stock options provide recipients the opportunity to purchase Business Objects stock for a specified price once certain time and/or performance-based goals have been met.

In 2004, Business Objects’ non French subsidiaries implemented an RSU plan (the “Sub-Plan”) and delegated their authority to grant RSUs under the Sub-Plan to a designated committee (the “Administrator”). Since November 2005, the Administrator has granted certain executive officers RSUs that vest based upon specified time and/or performance-based measures. RSUs provide recipients the right to acquire Business Objects stock free of charge once specified time and/or performance-based vesting goals have been met.

French law does not allow Business Objects to grant RSUs directly. Since 2006, however, French law allows French companies to grant equivalent equity awards to their employees, i.e. allocation of shares, free of charge, that vest based upon specified time and/or performance-based measures. At the 2006 annual meeting of shareholders,

Business Objects received approval to implement this type of program for French employees and the Business Objects Board adopted the 2006 Stock Plan in October 2006. Business Objects has implemented this French equivalent of the Sub-Plan for Business Objects’ French executives and other eligible French employees and began to grant share awards under this French ESPP in 2007. Such awards provide recipients the right to acquire Business Objects’ stock free of charge once specified time and/or performance-based vesting goals and legal conditions have been met.

While both stock options and RSUs are used to provide stock-based compensation, they are weighted to stock options as more appropriate to the executive level to reward shareholder value creation and to provide at-risk performance compensation. RSUs and other full-value share awards assist in managing the overall pool and dilution, and are a competitive factor in recruiting. By design, the equity grants made to executive officers are typically weighted so that two-thirds of the value offered is through stock options, and one-third of the grant value is from RSUs. The same philosophy applies to all vice president and executive positions in Business Objects, while other employees who participate in the equity programs received grants equally weighted in value with stock options and RSUs in 2006.

Eligibility for Equity Grants.  Executives are eligible for new hire and merit equity grants. The Business Objects Board typically grants stock options and/or RSUs to new executives on or after their first day of employment. These are known and approved as new hire grants with vesting starting on the date of hire, and pricing based on the standard formula (see below). In addition, it has been the Business Objects Board’s practice to grant merit stock options to certain executives annually in a program designed to ensure a competitive unvested equity position for each executive officer. Prior benefit from stock price gains, or wealth accumulation over time, is not a consideration in determining the annual equity awards; rather, the future value of the opportunity is intended to be a competitive incentive to remain with Business Objects and drive high performance and value for shareholders. Beginning in 2006, Business Objects has generally granted restricted stock awards to some portion of Business Objects’ executives once a year as part of the merit grant program. In certain instances, executive officers may also be eligible for special, promotional or retention-related equity grants.

Certain non-executive employees are eligible for merit and new hire equity awards, depending upon their job title and level, and approved equity guidelines for their positions. In some cases, non-executive employees may also be eligible for special equity awards.

Equity Grant Guidelines, Vesting and Price.  All equity awards are made in accordance with Business Objects’ established equity grant guidelines, which are approved by the Compensation Committee. These guidelines stipulate the number of options and RSUs that the Compensation Committee or management, as the case may be, may recommend be granted to executives and non-executives based upon job title and level, and country of employment, at the time of hire or selection for a merit award, such that the annual allocation of shares available will be equitably distributed. The guidelines are evaluated annually relative to a competitive survey of companies that grant equity awards, and adjusted as appropriate to remain competitive and within the parameters of the total pool of shares authorized by the shareholders for this purpose. The Compensation Committee approves the guidelines, and reviews any award recommendations from management that exceed the guidelines. The actual number of shares recommended for new hire executive or non-executive equity grants depends upon the position, responsibilities and competitive marketplace for the particular position. The Compensation Committee determines and recommends any grants to the Chief Executive Officer and the Chairman, of which there were none in 2006.

As long as the executive (or employee) remains continuously employed by Business Objects, the standard vesting schedule for stock options granted under Business Objects’ stock option plans is 25% of the option shares following 12 months of employment and 1/48th of the total amount of option shares per month thereafter. RSUs typically vest over a three year period, with 1/3 of the shares vesting annually on each anniversary of the effective date, so that the restricted stock grant will be fully vested on the third anniversary of the effective date.

The pricing of stock option grants for all executives and employees is established according to French law and shareholder authorizations, and is at least equal to 100% of the closing price of one Business Objects ordinary share on Euronext the trading day before the grant date. Options and RSUs are denominated in Ordinary Shares and priced, with respect to options, in euros.

Approval of Equity Grants.  Business Objects’ human resources and legal departments prepare a list of proposed equity grants for approval by the Business Objects Board and the Administrator. The proposed equity award grant list is compiled through manager recommendations in accordance with the equity grant guidelines for specific job levels and countries of employment for the intended recipients. The Compensation Committee reviews the equity grant recommendations with executive management. Then the Business Objects Board and the Administrator approve all recommended equity grants. The Chairman of the Business Objects Board and the Chief Executive Officer do not participate in the deliberation or voting regarding their personal stock option grants.

Timing of Equity Awards.  The Business Objects Board may approve stock option grants only at its meetings held in accordance with the timing restrictions imposed by French law. Specifically, Business Objects cannot and does not grant any stock options during:

•	the 10 trading days before and after release of material non-public information, including earnings-related information; or

•	During the period beginning on the date that Business Objects becomes aware of material non-public information until 10 trading days after disclosure of this information (during the “quiet period” for instance).

In addition, the meetings of the Business Objects Board are typically scheduled six to 24 months in advance.

If Business Objects possesses material non-public information at the time of a scheduled Business Objects Board meeting, the Compensation Committee presentation to the Business Objects Board of any stock option grant recommendations is delayed until at least 10 trading days following the public release of this information. The Business Objects Board has no program, plan or practice to grant equity awards in anticipation of the release of positive news or to delay the grant of equity awards in anticipation of negative news. Further, Business Objects has not timed, nor does Business Objects intend to time, the release of Business Objects’ material non-public information for the purpose of affecting the value of any equity awards.

There is no difference in the timing of option grants to executive officers and to employees as the timing restrictions outlined above apply to all option grants. The timing restrictions imposed by French law apply to stock option grants only. To date Business Objects has applied these restrictive rules to other equity award grants, and have granted RSUs during the specific time periods described above and usually at the same time as option grants.

Performance-based Equity Awards.  In 2005, the Business Objects Board awarded performance-based stock options and RSUs to the Chief Executive Officer and the Chairman/Chief Strategy Officer. Vesting of these equity awards over a three year period is dependent upon achievement of specific Business Objects performance criteria set at the beginning of each fiscal year, including revenue targets and operating margin targets for the year. In accordance with the plan provisions applicable to 2006, Business Objects’ performance criteria were fixed for 2006, and have not been adjusted for acquisitions, divestitures, or changes in market conditions. At the end of each performance period, the Compensation Committee reviews and approves the calculation of vesting for the period. In 2006, no new performance-based equity grants were awarded.

Executive Officer Compensation — Benefits and Retirement Plans

Business Objects does not offer a pension plan for U.S. employees. Business Objects offers a 401(k) plan for all U.S. employees. No named executive officers participated in the 401(k) plan in 2006. Business Objects also offers a retirement plan for all French employees to allow them to receive annuities in addition to the French legal social security retirement plan annuities at the time of their legal retirement age. Mr. Liautaud, Business Objects’ Chairman, participates in this plan. Further information about this plan and Mr. Liautaud’s participation are presented in the Pension Benefits table included in this Information Statement.

Business Objects pays the premium of individual life insurance policies for each of Mr. Schwarz, Business Objects’ Chief Executive Officer, and Mr. Liautaud, Business Objects’ Chairman. These payments are reported in the compensation summary table included in this Information Statement. Other than these life insurance policies, Business Objects does not provide any of the named executive officers with any benefits, retirement plans or medical coverage in excess of what it makes available to employees generally who are located in the same countries.

Executive Officer Compensation — Post-Employment Compensation

Business Objects’ executive officers are generally entitled to certain severance benefits if their employment is terminated by Business Objects without cause or by the executive for good reason. Mr. Liautaud and Mr. Schwarz are entitled to severance benefits whether their termination occurs in connection with a change in control or in circumstances unrelated to a change of control. In addition, Mr. Liautaud and Mr. Schwarz are entitled to severance benefits in connection with a termination of their employment as a result of death or disability. Senior Vice-Presidents are entitled to severance benefits only if their termination occurs in connection with a change of control. These severance benefits include: (i) cash severance based on a certain percentage of the executive officer’s base salary, (ii) cash severance based on a certain percentage of the executive’s target bonus, (iii) accelerated vesting of unvested equity awards as of the date of termination and (iv) a continuation of health care benefits for a certain period of time following the termination date. The Compensation Committee considers title, responsibilities and prior performance in selecting the severance payout triggers. A description of post-employment compensation for Business Objects’ current executive officers is described below under “Potential Post-Employment Payments” on page I-23 of this Information Statement.

Section 162(m) of the Internal Revenue Code limits deductions for certain executive compensation in excess of $1 million in any taxable year unless it is “performance based”. Non performance based compensation of some executives exceeded $1 million in 2005 and 2006 and is expected to exceed $1 million in 2007. Accordingly, a portion of the compensation of these executives was not and will not be deductible by Business Objects. While the Compensation Committee will consider deductibility under Section 162(m) with respect to future compensation arrangements with officers, deductibility will not be the sole factor in ascertaining appropriate levels of compensation.

With respect to certain named executive officers, Business Objects has agreed to pay them a gross up amount or to restructure their compensation to the extent necessary to offset the excise tax payable pursuant to Section 4999 of the Code if their severance payments constitute “parachute payments” within the meaning of Section 280(G) of the Code.

With respect to certain named executive officers, Business Objects has agreed to amend their severance agreements to the extent necessary to avoid the imposition of additional tax or income recognition under Section 409A of the Code and any related IRS regulations prior to paying their severance.

Set forth below is information regarding compensation earned by or awarded to the following Business Objects executive officers in 2006: Bernard Liautaud, Business Objects’ Chairman and Chief Strategy Officer; John Schwarz, Business Objects’ Chief Executive Officer; James R. Tolonen, Business Objects’ Chief Financial Officer and Senior Vice President-Finance and Administration; and Susan J. Wolfe, Business Objects’ former Senior Vice President-General Counsel and Secretary. These individuals are referred to in this Information Statement as Business Objects’ named executive officers and represent Business Objects’ most highly compensated officers (as that term is defined in Rule 16a-1(f) of the Exchange Act) whose total compensation exceeded $100,000 in 2006.

Summary Compensation Table

The following table sets forth compensation earned by or awarded to Business Objects’ named executive officers in 2006.

									Change in
									Pension
									Value and
								Non-Equity	Nonqualified
								Incentive	Deferred	All
				Stock		Option		Plan	Compensation	Other
		Salary	Bonus	Awards		Awards		Compensation	Earnings	Compensation		Total
Name and Principal Position	Year	($)	($)	($)(2)		($)(2)		($)	($)	($)		($)

John Schwarz Chief Executive Officer	2006	750,000	—	4,388,214	(4)	3,267,444	(5)	514,072	—	—		8,919,729
James Tolonen Chief Financial Officer	2006	350,000	—	—		664,295	(6)	124,372	—	—		1,138,667
Bernard Liautaud(1) Chairman and Chief Strategy Officer	2006	515,000	—	1,319,729	(7)	3,590,106	(8)	384,463	—	80,616	(3)	5,889,915
Susan Wolfe Former Senior Vice President — General Counsel & Secretary	2006	315,000	20,000	17,705	(9)	492,387	(10)	120,891	—			965,983

(1)	All amounts are stated in U.S. dollars. For payment in total or in part in currencies other than the U.S. dollars, translation of compensation into U.S. dollars is calculated using the average exchange rate of U.S. dollar against the British pound and the euro, for 2006. Bernard Liautaud is the only named executive officer paid in currencies other than the U.S. dollar. Due to variations to the exchange rates of the U.S. dollar against the British pound and the euros, the U.S. dollar values included in this table do not reflect actual amounts for Mr. Liautaud.

(2)	Assumptions made in the valuation pursuant to FAS 123R are discussed in note 8 to the consolidated financial statements and in the Management Discussion & Analysis. Options were issued to the named executive officers in ordinary shares and the exercise price is denominated in euros, except for options assumed in connection with business combinations. When the exercise price is in euros, the fair value is computed in euros as well. The stock compensation expense, booked on a quarterly basis, is then converted into U.S. dollars based on the exchange rate used to convert the financial statements.

(3)	All other compensation for Mr. Liautaud includes (i) $1,000 of taxable benefit he receives for his UK personal medical and dental insurance (BUPA); (ii) car allowance expenses of $7,054 (iii) life insurance premiums of $6,110, and (iv) payments of $66,452 to the French pension retirement plans which are contributions by Business Objects on his behalf.

(4)	Represents the stock-based compensation of the RSUs granted on November 22, 2005.

(5)	Represents the stock-based compensation of the options granted on November 11, 2005.

(6)	Represents the stock-based compensation of the options granted on March 14, 2003.

(7)	Represents the stock-based compensation of the RSUs granted on November 22, 2005.

(8)	Represents $45,460 of options granted on January 11, 2002, $1,445,020 of options granted on August 26, 2003, $1,384,071 of options granted on February 23, 2004, $116,500 of options granted on December 15, 2004 and $599,055 of options granted on November 11, 2005.

(9)	Represents the stock-based compensation of the RSUs granted on May 31, 2006.

(10)	Represents $41,018 of options granted on October 1, 2003, $224,904 of options granted on February 23, 2004, $186,401 of options granted in December 15, 2004 and $40,064 of options granted on May 31, 2006.

Grants of Plan Based Awards

The following table sets forth grants of awards made to Business Objects’ named executive officers in 2006.

								All Other	All Other		Grant
								Stock	Option		Date
								Awards:	Awards:		Fair
		Estimated Possible Payouts						Number of	Number of	Exercise or	Value of
		Under Non-Equity			Estimated Possible Payouts Under			Shares of	Securities	Base Price	Stock and
		Incentive Plan Award(s)(1)			Equity Incentive Plan Awards(2)			Stock or	Underlying	of Option	Options
Name of		Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Awards
Executie Officer	Grant Date	($)	($)	($)	($)	($)	($)	(#)	(#)	($/Sh)(3)	($)($)

John Schwarz	None	375,000	750,000	1,350,000	—	—	—	—	—	—	—
	25/01/06(5)				37,500	75,000	75,000	—	—	39.15	1,148,250
	25/01/06(6)				16,062	32,123	32,123	—	—		1,317,364
James Tolonen	None	87,500	175,000	262,500	—	—	—	—	—	—	—
Bernard Liautaud	None	257,500	515,000	927,000	—	—	—	—	—	—	—
	25/01/06(7)				12,500	37,500	37,500	—	—	—	1,537,875
Susan Wolfe(8)	None	78,750	157,500	236,250	—	—	—
	05/31/06							4,125	25,125	—	121,646
	05/31/06									29.99	313,309

(1)	The non-equity incentive plan of the named executive officers, is defined by Business Objects’ executive compensation policy plan approved by Business Objects’ Board and Compensation Committee. According to this plan, the named executive officers are entitled to the additional payment of a percentage of their salary (the bonus target) depending on the percentage of achievement of Business Objects’ goals. The 2006 plan is based on Business Objects’ revenue and operating margin goals as outlined in Business Objects’ annual operating plan, and Business Objects sets the following payout rules: (a) if the percentage of achievement is lower than 85%, the Named Executive Officers will not be entitled to any payment; (b) if the percentage of achievement is

85% or more, the Named Executive Officers will be entitled to 50% or more of their bonus target; (c) if the percentage of achievement is 100%, the Named Executive Officers will be entitled to 100% of their bonus target; and (d) if the percentage of achievement exceeds 100%, the Named Executive Officers will be entitled to up to 150% (Mr. Tolonen and Ms. Wolfe) or 180% (Mr. Schwarz and Mr. Liautaud) of their bonus target.

(2)	The vesting conditions of the performance options are set by the Board and the vesting conditions of the performance RSUs are set by the administrator of the 2001 Stock-Incentive Sub-Plan.

(3)	Options were issued to the named executive officers in ordinary shares and denominated in euros. The exercise prices and fair values were determined using an exchange rate on December 31, 2006 of 1.3204.

(4)	Assumptions used to determine the value of the awards noted in the table value are discussed in note 8 to the consolidated financial statements and in the Management’s Discussion & Analysis of Financial Condition and Results of Operations included in Business Objects Form 10-K, filed with the SEC on March 1, 2007. The fair value is computed in euros, so it was converted into U.S. dollars based on the exchange rate applicable on the accounting grant date.

(5)	These performance options were granted on November 11, 2005 (legal grant date) but the final performance criteria were set on January 25, 2006 (accounting grant date).

(6)	These performance RSUs were granted on November 22, 2005 (legal grant date) but the final performance criteria were set on January 25, 2006 (accounting grant date).

(7)	These performance RSUs were granted on November 22, 2005 (legal grant date) but the final performance criteria were set on January 25, 2006 (accounting grant date).

(8)	The RSUs granted to Ms. Wolfe were granted under Business Objects’ 2001 Stock Incentive Sub-Plan and vest annually by one-third on May 31, over three years. The options granted to Ms. Wolfe were granted under Business Objects’ 2001 Stock Incentive Plan and vest as follows: 25% of the options vest twelve months after the grant date and 1/48th of the options vest each month thereafter. Ms. Wolfe resigned from her position as General Counsel effective March 1, 2007. Ms. Wolfe’s options to purchase Business Objects’ ordinary shares and ADSs and her grants of restricted stock units will expire on December 31, 2007.

Outstanding Equity Awards

The following table sets forth the outstanding equity awards of Business Objects’ named executive officer as of December 31, 2006.

								Stock Awards
											Equity
											Incentive
										Equity	Plan
		Option Awards(1)								Incentive	Awards:
					Equity					Plan	Market or
					Incentive					Awards:	Payout
					Plan					Number of	Value of
					Awards:				Market	Unearned	Unearned
			Number of	Number of	Number of			Number of	Value of	Shares,	Shares,
			Securities	Securities	Securities			Shares or	Shares or	Units or	Units or
			Underlying	Underlying	Underlying			Units of	Units of	Other	Other
		Vesting	Unexercised	Unexercised	Unexercised	Option	Option	Stock that	Stock that	Rights that	Rights that
Name of		Commencement	Options (#)	Options (#)	Unearned	Exercise	Expiration	have not	have	have	have Not
Executive Officer	Grant Date	Date	Exercisable	Unexercisable	Options (#)	Price ($)(2)	Date	Vested (#)	Vested ($)	Vested (#)	Vested ($)

John Schwarz	11/11/05	09/12/05	140,625	309,375	—	39.15	11/11/15
	11/11/05	(3)	—	—	225,000	39.15	11/11/15
	11/22/05	09/12/05 (4)						132,513	5,227,638	—	—
	11/22/05	(5)						—	—	96,371	3,801,836
James Tolonen	09/14/03	01/01/03	73,870	5,730	—	19.54	03/14/13
Bernard Liautaud	04/01//99	04/01/09	150,000	—	—	12.09	04/01/09
	06/05/00	06/05/00	150,000	—	—	87.50	06/05/10
	02/09/01	02/09/01	75,000	—	—	72.32	02/09/11
	06/15/01	06/15/01	100,000	—	—	41.20	06/15/11
	01/11/02	01/11/02	250,000	—	—	55.85	01/11/12
	08/26/03	08/26/03	333,332	66,668	—	30.41	08/26/13
	02/23/04	02/23/04	283,333	116,667	—	34.18	02/23/14
	12/15/04	12/15/04	25,000	25,000	—	23.15	12/15/14
	11/11/05	11/11/05	35,208	94,792	—	39.15	11/11/15
	11/22/05	(6)						—	—	25,000	986,250
Susan Wolfe	10/01/03	10/01/03	9,945	2,618	—	29.40	10/01/13
	2/23/04	2/23/04	48,750	16,250	—	34.18	2/23/14
	12/15/04	12/15/04	40,000	40,000	—	23.15	12/15/14
	5/31/06	5/31/06	—	25,125	—	29.99	05/31/16
	5/31/06	(7)						4,125	162,731	—	—

(1)	The outstanding options reported in this table are subject to the following vesting schedule: 25% of the options vest 12 months after the vesting commencement date and 1/48thof the options vest each month thereafter, unless a specific vesting schedule is described in the related footnote, and provided that the named executive officer remains in Continuous Status as a Beneficiary, as defined by the plan.

(2)	The option prices are in euros. They were converted into U.S. dollars using an exchange rate on December 31, 2006, of 1.3204.

(3)	These options may be exercisable, in whole or in part, in accordance with the following schedule and conditions: 1/6th of the options will vest on each of March 15, 2007, 2008 and 2009 depending on the operating margin goal achievement and 1/6th of the options will vest on each of March 15, 2007, 2008 and 2009 depending on revenue goals achievement.

(4)	RSUs are subject to the following vesting schedule: 25% of the RSUs vest 12 months after the vesting commencement date and 1/48thof the RSUs vest each month thereafter, provided that the named executive officer remains in Continuous Status as a Beneficiary, as defined by the plan.

(5)	These RSUs may vest, in whole or in part, in accordance with the following schedule and conditions: 1/6thof the RSUs will vest on each of March 15, 2007, 2008 and 2009 depending on the operating margin goal achievement and 1/6th of the RSUs will vest on each of March 15, 2007, 2008 and 2009 depending on revenue goals achievement.

(6)	These RSUs may vest, in whole or in part, in accordance with the following schedule and conditions: 1/4thof the RSUs will vest on each of March 15, 2007 and September 15, 2007 depending on the operating margin achievement and 1/4thof the RSUs will vest on each March 15, 2007 and September 15, 2007 depending on revenue goals achievement.

(7)	These RSUs vest by one-third over three years beginning on the first anniversary date of the grant. Ms. Wolfe resigned from her position as General Counsel effective March 1, 2007. Ms. Wolfe’s options to purchase Business Objects’ ordinary shares and ADSs and her grants of restricted stock units will expire on December 31, 2007.

Options Exercised and Stock Vested

The following table sets forth the stock options exercised by and the RSUs vested of Business Objects’ named executive officers in 2006, on an aggregate basis.

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value Realized	Shares		Value Realized
	Acquired on	on Exercise	Acquired on		on Vesting
Name of the Executive Officer	Exercise (#)	($)(1)	Vesting (#)		($)(2)

John Schwarz	—	—	110,231	(3)	3,689,911
James Tolonen	120,400	1,947,979	—		—
Bernard Liautaud	150,000	4,073,842	21,882	(4)	765,526
Susan Wolfe	—	—	—		—

(1)	The Option Awards value realized is determined by using the closing price of one ADS on the Nasdaq Stock Market on the exercise date less the exercise price in euros converted into U.S. dollars, using the applicable exchange rate at noon on the exercise date.

(2)	The Stock Awards value realized is determined by using the closing price of one ADS on the Nasdaq Stock Market on the vesting date.

(3)	Including 49,204 ADSs surrendered for withholding tax purposes.

(4)	Including 10,229 ADSs surrendered for withholding tax purposes.

Pension Benefits

The following table sets forth the information with respect to retirement plans of Business Objects’ named executive officers in 2006.

Number of
		Years of	Present Value	Payments
		Credited	of Accumulated	During Last
Name of the Executive Officer	Plan Name	Services (#)	Benefit ($)(1)	Fiscal Year ($)

John Schwarz	none	—	—	—
James Tolonen	none	—	—	—
Bernard Liautaud(2)	Generali	10	10,481	—
	Arial	3	72,258	—
Susan Wolfe	none	—	—	—

(1)	All amounts are stated in U.S. dollars. For amounts in total or in part in currencies other than the U.S. dollars, translation of compensation into U.S. dollars is calculated using the average exchange rate of U.S. dollar against the euro, for 2006. Bernard Liautaud is the only named executive officer with amounts in currencies other than the U.S. dollar. Due to variations of the exchange rates of the U.S. dollar against the euro, the U.S. dollar value in this table does not reflect actual amounts for Bernard Liautaud.

(2)	Mr. Liautaud benefits from a French retirement plan, in addition to the French social security plan in his capacity as Chairman. This plan is implemented by Business Objects and managed by a French insurance company. The initial plan managed by Generali was terminated on December 31, 2003 and replaced by a new plan managed by Arial on January 1, 2004. The purpose of these plans is to receive annuities in addition to the French legal social security plan annuities. Mr. Liautaud contributes 2% of his salary and bonus to the plan. The amount of the annuity is calculated according to the insurance company formula, based on the amount of the contribution and interest.

Non-Qualified Deferred Compensation

The following table sets forth the contributions and earnings of Business Objects’ named executive officers under non-qualified deferred compensation plans.

	Executive		Registrant	Aggregate		Aggregate	Aggregate
	Contributions		Contributions	Earnings in		Withdrawals/	Balance at Last
	Last Fiscal		Last Fiscal	Last Fiscal		Distributions	Fiscal Year
Name of Executive Officer	Year ($)		Year ($)	Year ($)		($)	End ($)

John Schwarz	163,711	(1)	—	36,205	(1)	—	199,916
James Tolonen	—		—	—		—	—
Bernard Liautaud	—		—	—		—	—
Susan Wolfe	—		—	—		—	—

(1)	The contributions and earnings reported in this table are related to 2006 compensation only and were not reported as compensation earned in 2005 by Mr. Schwarz.

The nonqualified Deferred Compensation Plan permits eligible officers and employees to defer up to a maximum of 85% of their base salary and up to 100% of their bonus and non-equity incentive plan compensation each year. Business Objects does not contribute to the Deferred Compensation Plan. Participants may elect to receive distributions from the plan at a pre-determined date or upon termination of employment or retirement, based upon years of service. The assets are held by Business Objects in a rabbi trust, which is subject to the claims of Business Objects’ general creditors. The trust’s assets, consisting of an investment in a variable universal life insurance policy backed by insurance dedicated mutual funds, totaled $5.7 million and $4.7 million at December 31, 2006, and 2005, respectively, and were classified as short-term investments in accordance with FAS 115. The Deferred Compensation Plan does not allow participants to invest the deferred compensation in Business Objects’ ordinary shares or ADSs.

Employment Contracts, Change of Control Arrangements and Separation Agreements

Potential Post-Employment Payments

Business Objects and/or its controlled affiliates entered into employment agreements with John Schwarz, Bernard Liautaud, Susan Wolfe and James Tolonen. Each agreement may be terminated by either Business Objects or the executive officer at any time with or without cause. In addition, the employment agreements provide for annual salary and bonus amounts and, in some cases, severance benefits, as may be adjusted from time to time by the Compensation Committee and/or the Business Objects Board.

Business Objects has entered into arrangements and/or maintain employee benefits plans that require specific payments and/or benefits to be provided to the named executive officers in the event of termination of their employment. The following tables describe the payments and/or benefits which are payable by Business Objects to the named executive officers upon termination of employment in the following situations. The amounts disclosed below are estimates only and may not reflect the actual amounts payable to Business Objects’ current named executive officers. The amounts payable and benefits to be received by the executive officers upon completion of the Offers and in the event of a termination following the completion of the Offers are described in Item 3 of the Schedule 14D-9.

Bernard Liautaud — Chief Strategy Officer and Chairman of the Business Objects Board

Mr. Liautaud serves as the Chairman of Business Objects’ Board. He is also the Chief Strategy Officer (“CSO”) of two of Business Objects’ wholly owned subsidiaries, Business Objects Americas and Business Objects (U.K.) Limited, and these subsidiaries have entered into employment agreements dated March 13, 2006 and March 7, 2006, respectively, with him.

		Estimated Value of
		Change in Control and Severance Benefits(1)
		NEO		NEO
		Termination for		Termination for
		Good Reason or		Good Reason or
		Without Cause		Without Cause
		Unrelated to a		Related to a
		Change of		Change of		Death or
Compensation and Benefits	Position	Control(2)		Control(3)		Disability

Annual Base Salary	CSO-U.S.	$257,500	(4)	$257,500	(4)	$128,750	(5)
	CSO-U.K.	360,500	(6)	360,500	(6)	N/A
	Chairman	412,000	(7)	412,000	(7)	N/A
Annual Incentive Bonus	CSO-U.S.	257,500	(8)	257,500	(8)	128,750	(9)
	CSO-U.K.	360,500	(10)	360,500	(10)	N/A
	Chairman	412,000	(11)	412,000	(11)	N/A
Stock Options	CSO-U.S.	N/A		N/A		N/A
	CSO-U.K.	45,063	(12)	45,063	(12)	N/A
	Chairman	N/A		N/A		N/A
Restricted Stock Units	CSO-U.S.	1,587,478	(13)	1,594,058	(14)	N/A
	CSO-U.K.	N/A		N/A		N/A
	Chairman	N/A		N/A		N/A
Health Care Benefits	CSO-U.S.	981,382	(15)	981,382	(16)	N/A
	CSO-U.K.	N/A		N/A		N/A
	Chairman	N/A		N/A		N/A
Life Insurance	CSO-U.S.	24,266	(17)	24,266	(17)	N/A
	CSO-U.K.	2,041	(18)	2,041		N/A
	Chairman	2,566	(19)	2,566		N/A

(1)	All amounts are stated in U.S. dollars. Payments in currencies other than U.S. dollars have been translated into U.S. dollars using the 2006 average exchange rate of the U.S. dollar against the British pound and the euro, as applicable. All amounts are estimates based on an assumed triggering date of December 31, 2006 and the closing sales price of Business Objects’ ADSs on the Nasdaq Global Select Market on December 29, 2006, which was the last trading day of the year ended December 31, 2006.

(2)	A termination unrelated to a change of control is a termination that occurs before or 12 months after the change of control date.

(3)	A termination related to a change of control is a termination that occurs within 12 months from the change of control date

(4)	Represents two years of salary. If Mr. Liautaud does not abide by the non-compete, he will be required to reimburse Business Objects Americas the salary that Business Objects Americas paid for severance compensation, as well as any tax and social charges (both employer and employee’s) that Business Objects incurred in respect of this severance salary.

(5)	Represents one year of salary.

(6)	Represents two years of salary. If Mr. Liautaud does not abide by the non-compete he will be required to reimburse Business Objects (U.K.) Limited the salary that Business Objects (U.K.) Limited paid for severance compensation, as well as any tax and National Security Contributions (both employer and employee’s) that Business Objects (U.K.) Limited incurred in respect of this severance salary.

(7)	Represents two years of salary. If Mr. Liautaud does not abide by the non-compete he will be required to reimburse Business Objects the salary that Business Objects paid for severance compensation, as well as any tax and expenses (both employer and employee’s) that Business Objects incurred in respect of this severance salary.

(8)	Represents two years bonus assuming payout equal to 100% of annual base salary for each year on the date of termination. If Mr. Liautaud does not abide by the non-compete he will be required to reimburse Business Objects Americas the bonus that Business Objects Americas paid for severance compensation, as well as any tax and social charges (both employer and employee’s) that Business Objects Americas incurred in respect of this severance bonus.

(9)	Represents one year of bonus assuming payout equal to 100% of annual base salary on the date of termination

(10)	Represents two years of bonus assuming payout equal to 100% of annual base salary on the date of termination. If Mr. Liautaud does not abide by the non-compete he will be required to reimburse Business Objects (U.K.) Limited the bonus that Business Objects (U.K.) Limited paid for severance compensation, as well as any tax and National Security Contributions (both employer and employee’s) that Business Objects (U.K.) Limited incurred in respect of this severance bonus.

(11)	Represents two years of bonus assuming payout equal to 100% of annual base salary on the date of termination. If Mr. Liautaud does not abide by the non-compete he will be required to reimburse Business Objects the bonus that Business Objects paid for severance compensation, as well as any tax and expenses (both employer and employee’s) that Business Objects incurred in respect of this severance bonus.

(12)	The Employment Agreement with Business Objects (U.K.) Limited requires each of Business Objects (U.K.) Limited and Mr. Liautaud to provide the other with 90 days notice prior to termination. In lieu of this notice period, Business Objects (U.K.) Limited can elect to pay Mr. Liautaud $45,063, which is the equivalent of three months base salary.

(13)	Represents the intrinsic value of two years of acceleration from date of termination of 208,335 unvested and outstanding options as of December 31, 2006 that were granted prior to the date Mr. Liautaud became Business Objects’ Chief Strategy Officer and one year of acceleration from date of termination of 94,792 unvested and outstanding options as of December 31, 2006 that were granted to Mr. Liautaud on/after the date Mr. Liautaud became Business Objects’ Chief Strategy Officer. Assumes all performance conditions had been fully achieved.

(14)	Represents the intrinsic value of 100% acceleration of 303,127 unvested and outstanding options as of December 31, 2006 (assumes all performance targets met).

(15)	Represents the intrinsic value of one year of acceleration from date of termination of 25,000 unvested and outstanding restricted stock units as of December 31, 2006 granted on/after the date Mr. Liautaud became Business Objects’ Chief Strategy Officer assuming all performance conditions had been fully achieved.

(16)	Represents the intrinsic value of 100% acceleration of 25,000 unvested and outstanding restricted stock units as of December 31, 2006 (assumes all performance targets met).

(17)	Represents 18 months of health care continuation costs. If Mr. Liautaud elects COBRA continuance: Business Objects will reimburse him for medical coverage he had as of termination until the earlier of (i) 18 months post termination or (ii) until he ceases to be eligible. If Mr. Liautaud does not abide by the non-compete he will be required to reimburse Business Objects for the health care benefits that Business Objects paid for severance compensation, as well as any tax and social charges (both employer and employee’s) that Business Objects incurred in respect of this severance payout.

(18)	Represents 18 months of health care continuation costs. If Mr. Liautaud does not abide by the non-compete he will be required to reimburse Business Objects for the health care benefits that Business Objects paid for severance compensation, as well as any tax and National Security Contributions (both employer and employee’s) that Business Objects incurred in respect of this severance payout.

(19)	Represents 18 months of health care continuation costs. If Mr. Liautaud does not abide by to the non-compete he will be required to reimburse Business Objects the health care benefits that Business Objects paid for severance compensation, as well as any tax and expenses (both employer and employee’s) that Business Objects incurred in respect of this severance payout.

Overview of Potential Post-Employment/Change in Control Benefits

Mr. Liautaud is entitled to certain benefits upon termination of his employment with Business Objects Americas and Business Objects (U.K.) Limited and/or he ceases to be the Chairman of the Business Objects Board in certain scenarios.

Employment with Business Objects Americas.  In the event of a termination of Mr. Liautaud’s employment with Business Objects Americas for Good Reason (as defined in Mr. Liautaud’s employment agreement with Business Objects Americas) or without Cause (as defined in Mr. Liautaud’s employment agreement with Business Objects Americas) either (i) prior to a change of control or (ii) on or after the 12 month anniversary of a change of control, Mr. Liautaud would be entitled to:

•	continued payment of two years of base salary;

•	continued payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances;

•	18 months of health benefits continuation for Mr. Liautaud and his eligible dependents;

•	two years of accelerated vesting of options granted to Mr. Liautaud prior to September 11, 2005; and

•	one year of accelerated vesting of Mr. Liautaud’s then unvested and outstanding options, RSUs and any other equity compensation granted to Mr. Liautaud on or after September 11, 2005, assuming all performance conditions had been fully achieved.

In the event of a termination of Mr. Liautaud’s employment with Business Objects Americas for Good Reason or without Cause within 12 months of a change of control, Mr. Liautaud would be entitled to:

•	continued payment of two years of base salary;

•	continued payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances;

•	18 months of health benefits continuation for Mr. Liautaud and his eligible dependents; and

•	accelerated vesting of all of Mr. Liautaud’s then unvested and outstanding options, RSUs and any other equity compensation.

Under either scenario, to be entitled to the benefits set forth above, Mr. Liautaud must execute and not revoke a release of claims in favor of Business Objects Americas and comply with a two year non-compete provision. If Mr. Liautaud were to breach the non-compete, he would be obligated to repay all salary, bonus and medical insurance premium reimbursement amounts paid or provided to him as severance compensation since his termination date, together with any tax and social charges (employer’s and employee’s) that Business Objects has incurred with respect to these payments.

No cash severance payments will be made to Mr. Liautaud pursuant to the provisions described above during the six months following his termination unless Business Objects Americas determines that payment of such amounts would not cause Mr. Liautaud to incur additional tax liability under Section 409A of the Internal Revenue Code. If severance payments are delayed as a consequence, Business Objects Americas will pay such amounts to Mr. Liautaud as a lump-sum payment six months and one day following his termination.

Employment with Business Objects (U.K.) Limited.  In the event of a termination of Mr. Liautaud’s employment with Business Objects (U.K.) Limited for Good Reason (as defined in Mr. Liautaud’s employment agreement with Business Objects (U.K.) Limited) or without Cause (as defined in Mr. Liautaud’s employment agreement with Business Objects (U.K.) Limited) at any time, Mr. Liautaud is entitled to:

•	continued payment of two years of base salary;

•	continued payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances; and

•	18 months of health benefits continuation for Mr. Liautaud and his eligible dependents.

To be entitled to the benefits set forth above, Mr. Liautaud must execute and not revoke a release of claims in favor of Business Objects (U.K.) Limited, and comply with a two year non-compete provision. Any breach of the non-compete would obligate Mr. Liautaud to repay all salary, bonus and medical insurance premium reimbursement amounts paid or provided to him as severance compensation since his termination date, together with any tax and National Insurance Contributions (employer’s and employee’s) that Business Objects (U.K.) Limited has incurred with respect to these payments.

Chairman of the Business Objects Board.  In accordance with a resolution of the Business Objects Board of the Directors, in the event of a termination of Mr. Liautaud’s office of Chairman of the Board for (i) Good Reason or (ii) without Cause at any time, Mr. Liautaud would be entitled to:

•	continued payment of two years of base salary;

•	continued payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances; and

•	18 months of health benefits continuation for Mr. Liautaud and his eligible dependents.

To be entitled to the benefits set forth above, Mr. Liautaud must execute and not revoke a release of claims in favor of Business Objects (U.K.) Limited, and comply with a two year non-compete provision. Any breach of the non-compete would obligate Mr. Liautaud to repay all salary, bonus and medical insurance premium reimbursement amounts paid or provided to him as severance compensation since his termination date, together with any tax and expenses that Business Objects has incurred with respect to these payments.

John G. Schwarz — Chief Executive Officer

	Estimated Value of
	Change in Control and Severance Benefits(1)
	NEO		NEO
	Termination for		Termination for
	Good Reason or		Good Reason or
	without Cause		without Cause
	Unrelated to a		Related to a
	Change of		Change of		Death or
Compensation and Benefits	Control(2)		Control(3)		Disability

Annual Base Salary	$750,000	(4)	$1,500,000	(5)	N/A
Annual Incentive Bonus	750,000	(6)	1,500,000	(7)	N/A
Stock Options	19,805	(8)	49,918	(9)	N/A
Restricted Stock Units	3,752,296	(10)	8,697,914	(11)	N/A
Health Care Benefits	16,019	(12)	16,019	(13)	N/A
Life Insurance	N/A		N/A		$1,000,000	(14)
Non Qualified Deferred Compensation	199,916	(15)	199,916	(15)	N/A

(1)	All amounts are stated in U.S. dollars. With respect to options and RSUs for ordinary shares, euros have been converted to U.S. dollars using the 2006 average exchange rate of the U.S. dollar against the euro. All amounts are estimates based on an assumed triggering date of December 31, 2006 and the closing sales price of Business Objects’ ADSs on the Nasdaq Global Select Market on December 29, 2006, which was the last trading day of the year ended December 31, 2006.

(2)	A termination unrelated to a Change of Control is a termination that occurs before or 12 months after the Change of Control date.

(3)	A termination related to a Change of Control is a termination that occurs within 12 months from the Change of Control date.

(4)	Represents one year of salary and is subject to Mr. Schwarz signing a release and a one year non-compete.

(5)	Represents two years of salary and is subject to Mr. Schwarz signing a release and a two year non-compete.

(6)	Represents one year of bonus. Assumes payout equal to 100% base salary and is subject to Mr. Schwarz signing a release and a one year non-compete.

(7)	Represents two years of bonus. Assumes payout equal to 100% base salary for each year and is subject to Mr. Schwarz signing a release and a two year non-compete.

(8)	Represents the intrinsic value of 12 months accelerated vesting of 534,375 outstanding and unvested options as of December 31, 2006. Acceleration is subject to Mr. Schwarz signing a release and a one year non-compete.

(9)	Represents the intrinsic value of 100% accelerated vesting of 534,375 outstanding and unvested options as of December 31, 2006. Acceleration is subject to Mr. Schwarz signing a release and a two year non-compete.

(10)	Represents the intrinsic value of 12 months accelerated vesting of 228,884 unvested, outstanding RSUs awards as of December 31, 2006. Acceleration is subject to Mr. Schwarz signing a release and a one year non-compete.

(11)	Represents the intrinsic value of 100% accelerated vesting of 228,884 unvested, outstanding RSUs awards as of December 31, 2006. Acceleration is subject to Mr. Schwarz signing a release and a two year non-compete.

(12)	Represents 18 months continuation of health care benefits and is subject to Mr. Schwarz signing a release and a one year non-compete. If Mr. Schwarz elects COBRA continuance, Business Objects will reimburse him for coverage for himself and his eligible dependents until the earlier of (i) 18 months post termination or (ii) until he ceases to be eligible.

(13)	Represents 18 months continuation of health care benefits and is subject to Mr. Schwarz signing a release and a two year non-compete. If Mr. Schwarz elects COBRA continuance, Business Objects will reimburse for him for coverage for himself and his eligible dependents until the earlier of (i) 18 months post termination or (ii) until he ceases to be eligible.

(14)	Represents the life insurance proceeds payable under the policy maintained by Business Objects on Mr. Schwarz’s behalf.

(15)	Represents the compensation deferred by Mr. Schwarz in 2006 and the related earnings. This deferred amount would be paid in a lump sum three years following termination of Mr. Schwarz’s employment.

Overview of Potential Post-Employment/Change in Control Benefits

Mr. Schwarz is entitled to certain benefits upon termination of his employment as Business Objects’ Chief Executive Officer in certain scenarios.

In the event of a termination of Mr. Schwarz’s employment for Good Reason (as defined in Mr. Schwarz’s employment agreement) or without Cause (as defined in Mr. Schwarz’s employment agreement) either (i) prior to a change of control or (ii) on or after the 12 month anniversary of a change of control, Mr. Schwarz would be entitled to:

•	continued payment of one year of base salary;

•	continued payment of one year of target bonus, which is defined to be 100% of base salary in these circumstances;

•	18 months of health benefits continuation for Mr. Schwarz and his eligible dependents; and

•	12 months of accelerated vesting of then unvested and outstanding options, RSUs and any other equity compensation.

In the event of a termination of Mr. Schwarz’s employment for Good Reason or without Cause within 12 months of a change of control, Mr. Schwarz is entitled to:

•	a lump sum payment of two years of base salary;

•	a lump sum payment of two years of target bonus, which is defined to be 100% of base salary in these circumstances;

•	18 months of health benefits continuation for Mr. Schwarz and his eligible dependents; and

•	accelerated vesting of all of Mr. Schwarz’s then unvested and outstanding options, RSUs and any other equity compensation.

Under either scenario, Mr. Schwarz must execute and not revoke a release of claims and comply with a non-compete provision (with a duration of two years when termination in connection with a change of control and one year when termination is not in connection with a change of control) to be entitled to the benefits set out above.

No cash severance payments will be made to Mr. Schwarz pursuant to the provisions described above during the six months following his termination unless Business Objects determines that payment of such amounts would not cause Mr. Schwarz to incur additional tax liability under Section 409A of the Internal Revenue Code. If severance payments are delayed as a consequence, Business Objects will pay such amounts to Mr. Schwarz as a lump-sum payment six months and one day following his termination.

On October 7, 2007, the Compensation Committee of the Business Objects Board recommended the approval of the provisions of the Tender Offer Agreement relating to the amendment of the change of control severance agreements (the “Change of Control Agreements”) between Business Objects or its subsidiaries and Mr. Schwarz to provide that subject to completion of the Offers, in lieu of any other payments, benefits and vesting acceleration that may become due and payable under the Change of Control Agreements, Business Objects will pay to Mr. Schwarz the benefits set forth in the subsections entitled “Severance Payment” and “Options; Restricted Shares, Other Equity Compensation” under the subsection of the Change of Control Agreements entitled “Involuntary Termination Other than for Cause or Voluntary Termination for Good Reason Following a Change of Control” under the section of the Change of Control Agreements entitled “Severance Benefits”.

James R. Tolonen — Chief Financial Officer, Senior Vice-President, Finance and Administration

	Estimated Value of
	Change in Control and Severance Benefits(1)
	NEO	NEO
	Termination for	Termination for
	Good Reason or	Good Reason or
	without Cause	without Cause
	Unrelated to a	Related to a
	Change of	Change of		Death or
Compensation and Benefits	Control(2)	Control(3)		Disability

Annual Base Salary	N/A	$525,000	(4)	N/A
Annual Incentive Bonus	N/A	262,500	(5)	N/A
Stock Options	N/A	112,958	(6)	N/A
Restricted Stock Units	N/A	N/A		N/A
Health Care Benefits	N/A	16,019	(7)	N/A

(1)	All amounts are stated in U.S. dollars. With respect to options and RSUs for ordinary shares, euros have been converted to U.S. dollars using the 2006 average exchange rate of the U.S. dollar against the euro. All amounts are estimated based on an assumed triggering date of December 31, 2006 and the closing sales price of Business Objects’ ADSs on the Nasdaq Global Select Market on December 29, 2006, which was the last trading day of the year ended December 31, 2006.

(2)	A termination unrelated to a Change of Control is a termination that occurs before or 12 months after the Change of Control date.

(3)	A termination related to a Change of Control is a termination that occurs within 12 months from the Change of Control date.

(4)	Represents 150% of $350,000 base salary in effect as of December 31, 2006. Amounts will be paid as a lump sum payment less applicable taxes, subject to release and 18 month non-compete and non-solicitation agreement. If Mr. Tolonen does not abide by the terms of his non-compete and/or non-solicitation arrangement

(5)	Represents 150% of Mr. Tolonen’s target bonus of $175,000 as of December 31, 2006. Amounts will be paid as a lump sum payment less applicable taxes, subject to a release and an 18 month non-competition and non-solicitation agreement. If Mr. Tolonen does not abide by the terms of his non-compete and/or non-solicitation arrangement with Business Objects, these benefits would cease and he would be required to repay these severance benefits, as well as any tax and social charges (both employer and employee’s) that Business Objects incurred in respect of this severance payment.

(6)	Represents the intrinsic value of 100% acceleration of 5,730 unvested shares outstanding as of December 31, 2006. If Mr. Tolonen does not abide by the non-competition and/or the non-solicitation agreement, he would be required to return any gains from the sale of these accelerated equity awards.

(7)	Represents 18 months continuation of health care benefits in effect as of December 31, 2006. If Mr. Tolonen does not abide by the non-competition and/or the non-solicitation agreement, these benefits would cease and he would be required to reimburse Business Objects for the cost of any group health insurance premiums Business Objects paid on his behalf as a severance benefit.

Overview of Potential Post-Employment/Change in Control Benefits

Mr. Tolonen is entitled to certain severance benefits upon termination of his employment with Business Objects in certain scenarios.

In the event of a termination of his employment without Cause or for Good Reason (as defined in his change of control agreement) within 12 months after a change of control, Mr. Tolonen would be entitled to:

•	a lump sum payment of 150% of base salary;

•	a lump sum payment of 150% of target bonus for either (a) the year in which the change of control occurs or (b) the year in which the termination occurs (whichever results in the greater bonus, where target bonus is defined for in the annual executive incentive plan as a percentage of base salary);

•	acceleration of all of his outstanding options and other equity rights; and

•	18 months continuation of paid health, dental, vision and life insurance coverage, for the executive officer and his respective eligible dependents, at the same level of coverage as at the time of termination.

In either case, Mr. Tolonen must execute and not revoke a release of claims in favor of Business Objects, and comply with an 18-month non-compete and an 18-month non-solicit to be entitled to the benefits set forth above. In the event of a breach of the non-compete and/or non-solicit by the executive officer, all severance payments and benefits would cease and the executive officer would be obligated to return all salary, bonus and medical insurance premium reimbursement amounts paid or provided to him as severance compensation since his termination date, including any gains from the sale of accelerated equity awards and any group health insurance premiums paid by Business Objects.

Susan J. Wolfe, Former Senior Vice President, General Counsel and Secretary

	Estimated Value of
	Change in Control and Severance Benefits(1)
	NEO	NEO
	Termination for	Termination for
	Good Reason or	Good Reason or
	without Cause	without Cause
	Unrelated to a	Related to a
	Change of	Change of		Death or
Compensation and Benefits	Control(2)	Control(3)		Disability

Base Salary	N/A	$472,500	(4)	N/A
Annual Incentive	N/A	236,250	(5)	N/A
Stock Options	N/A	985,943	(6)	N/A
Restricted Stock Units	N/A	161,928	(7)	N/A

(1)	All amounts are stated in U.S. dollars. With respect to options and RSUs for ordinary shares, euros have been converted to U.S. dollars using the 2006 average exchange rate of the U.S. dollar against the euro. All amounts are estimates based on an assumed triggering date of December 31, 2006 and the closing sales price of Business Objects’ ADSs on the Nasdaq Global Select Market on December 29, 2006, which was the last trading day of the year ended December 31, 2006.

(2)	A termination unrelated to a Change of Control is a termination that occurs before or 12 months after the Change of Control date.

(3)	A termination related to a Change of Control is a termination that occurs within 12 months from the Change of Control date.

(4)	Represents 150% of Ms. Wolfe’s base salary of $315,000 in effect as of December 31, 2006 and is payable in a lump sum less applicable withholding taxes. If Ms. Wolfe does not abide by the non-competition and/or non-solicitation agreement, she would be required to repay to Business Objects the salary severance benefit Business Objects paid her, as well as any tax and social charges (both employer and employee’s) that Business Objects incurred in respect of this severance payment.

(5)	Represents 150% of Ms. Wolfe’s target bonus of $157,500 as of December 31, 2006 and is payable in a lump sum less applicable withholding taxes. If Ms. Wolfe does not abide by the non-competition and/or non-solicitation agreement, she would be required to repay to Business Objects the bonus severance Business Objects paid her, as well as any tax and social charges (both employer and employee’s) that Business Objects incurred in respect of this severance payment.

(6)	Represents the intrinsic value of 100% acceleration of 83,933 unvested shares outstanding as of December 31, 2006. If Ms. Wolfe does not abide by the non-competition and/or non-solicitation agreement, she would be required to return any gains from the sale of these accelerated equity awards.

(7)	Represents 100% acceleration of 4,125 unvested RSUs outstanding as of December 31, 2006. If Ms. Wolfe does not abide by the non-competition and/or non-solicitation agreement, she would be required to return any gains from the sale of these accelerated equity awards.

Overview of Potential Post-Employment/Change in Control Benefits

Ms. Wolfe resigned from her position as General Counsel effective March 1, 2007. On February 28, 2007, Ms. Wolfe entered into an employment agreement with Business Objects’ wholly owned subsidiary, Business Objects Americas, pursuant to which she agreed to work part time for a three month transition period. Ms. Wolfe assisted Business Objects to recruit and facilitate the transition of a new general counsel. Business Objects paid Ms. Wolfe $400 per hour for her services, subject to applicable withholding. Ms. Wolfe’s options to purchase Business Objects’ ordinary shares and ADSs and her grants of restricted stock units continued to vest during the term of the employment agreement. Ms. Wolfe’s Change of Control Severance Agreement is no longer in effect as Ms. Wolfe is not currently employed by Business Objects Americas.

Ms. Wolfe was entitled to the same potential payments and benefits upon termination and change in control as Mr. Tolonen. These payments and benefits are described above in the description of Mr. Tolonen’s potential payments and benefits upon termination or change in control.

David Kennedy, Senior Vice President, General Counsel and Secretary

Effective April 30, 2007, David Kennedy became Business Objects’ General Counsel. Under Mr. Kennedy’s employment agreement, dated April 2, 2007, he receives an annual base salary of $335,000, subject to yearly adjustment, and performance-based bonuses granted at amounts determined by the Business Objects Board in its discretion.

Mr. Kennedy is entitled to the same potential payments and benefits upon termination and change in control as Mr. Tolonen. These payments and benefits are described above in the description of Mr. Tolonen’s potential payments and benefits upon termination or change in control.

Director Compensation

The following table sets forth the compensation of Business Objects’ Directors in 2006.

						Change in
						Pension Value
						and Non-
					Non-Equity	Qualified
	Fees Earned		Option		Incentive Plan	Deferred	All Other
	or Paid in	Stock	Awards		Compensation	Compensation	Compensation
Name of the Director	Cash ($)	Awards ($)	($)(4)(5)		($)	Earnings	($)	Total ($)

Bernard Liautaud(1)	—	—	—		—	—	—	—
Arnold Silverman	54,500	—	140,218		—	—	—	194,718
Bernard Charlès	57,000	—	140,218		—	—	—	197,218
Gerald Held	84,500	—	198,773		—	—	—	283,273
Jean-François Heitz	77,000	—	172,353		—	—	—	239,353
David Peterschmidt	67,000	—	62,033		—	—	—	139,033
David Roux(2)	3,389	—	(90,709	)(6)	—	—	—	(87,320)
Kurt Lauk	68,500	—	140,218		—	—	—	208,718
Carl Pascarella	57,000	—	198,773		—	—	—	255,773
John Schwarz(1)(3)	—	—	—		—	—	—	—

(1)	Bernard Liautaud and John Schwarz are not entitled to any compensation in their capacity as directors of Business Objects. Compensation for Messrs. Liautaud and Schwarz is set forth below in the table captioned “Summary Compensation Table”.

(2)	David Roux resigned from his office as director on January 25, 2006.

(3)	John Schwarz was appointed as director on January 25, 2006.

(4)	Assumptions made in the valuation are discussed in note 8 to the financial statements and in Management’s Discussion & Analysis. Warrants were issued to the directors in ordinary shares and the exercise price is denominated in euros. The fair value is computed in euros as well. The stock-compensation expense, booked on a quarterly basis, is then converted into U.S. dollars based on the exchange rate used for Business Objects’ financial statements.

(5)	These Options Awards are warrants. Pursuant to French Law, Business Objects cannot grant stock options to non-employee directors.

(6)	This amount of 2005 stock-based compensation was reversed in 2006 due to the cancellation of Mr. Roux’s warrants following his resignation as director.

On June 7, 2006, Business Objects’ shareholders authorized Business Objects’ Board to issue warrants to subscribe to a total of 45,000 shares at an exercise price of €22.31 per share to one Director, Mr. Heitz. On July 20, 2006, the Business Objects Board issued these warrants. These warrants will vest by one-third over three years, beginning on June 1, 2007. As of December 31, 2006, all of these warrants were outstanding but none were exercisable.

Compensation Committee Interlocks and Insider Participation

Business Objects’ Compensation Committee currently consists of Messrs. Held, Charlès and Pascarella. No interlocking relationship exists between any member of the Business Objects Board or Compensation Committee and any member of the Business Objects Board or Compensation Committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of Business Objects or one of its subsidiaries.

Compensation Committee Report

Notwithstanding any statement to the contrary in any of Business Objects’ previous or future filings with the SEC, this Compensation Committee report shall not be deemed “filed” with the SEC or “soliciting material” under the Exchange Act, and shall not be incorporated by reference into any such filings.

The Compensation Committee of the Business Objects Board has reviewed and discussed with Business Objects management the Compensation Discussion and Analysis required by Rule 402(B) of Regulation S-K promulgated by the SEC. Based on that review and discussion, the Compensation Committee recommended to the Business Objects Board that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K.

Compensation Committee of the Business
Objects Board
Gerald Held
Bernard Charlès
Carl F. Pascarella

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of Business Objects’ ADSs or Ordinary Shares (together referred to as the “Shares”) as of November 20, 2007 for the following: (i) each person or entity (including group) who is known by Business Objects to be the beneficially owner of more than 5% of outstanding Shares; (ii) each of Business Objects’ directors and the SAP Designees; (iii) Business Objects’ Chief Executive Officer and each current named executive officer; and (iv) all of Business Objects’ directors and current executive officers as a group. Information related to holders of more than 5% of outstanding Shares was obtained from filings made with the SEC pursuant to Sections 13(d) or 13(g) of the Exchange Act and/or filings made in France with the AMF. Information related to directors and executive officers is as of November 20, 2007 and includes options and warrants exercisable and RSUs that vest within 60 days after November 20, 2007. Except as otherwise noted, the address of the beneficial owners is c/o Business Objects S.A., 157-159 Rue Anatole France, 92300 Levallois-Perret, France.

	Shares	Percentage
5% Shareholders, Directors and Executive Officers	Beneficially Owned	Beneficially Owned

5% Shareholders
ING Bank NV (London Branch)(1)	8,194,750	8.53%
60 London Wall London EC2M 5TQ United Kingdom
Credit Suisse Securities (Europe) Ltd(2)	4,992,406	5.20%
5 Cabot Square
London E14 4QR
United Kingdom
SAP Designees
Henning Kagermann	—	*
Léo Apotheker	—	*
Werner Brandt	—	*
Erwin Gunst	—	*
Vishal Sikka	—	*
John Schwarz(10)	398,558	*
Jean-François Heitz(6)	62,000	*
Gerald Held(5)	77,000	*
Kurt Lauk(8)	15,401	*
Directors
Arnold Silverman(3)	244,879	*
Bernard Charlès(4)	100,003	*
Gerald Held(5)	77,000	*
Jean-François Heitz(6)	62,000	*
David Peterschmidt(7)	62,000	*
Kurt Lauk(8)	15,401	*
Carl Pascarella(9)	31,001	*
Executive Officers
John Schwarz(10)	398,558	*
Bernard Liautaud(11)	1,892,388	1.97%
James Tolonen(12)	12,972	*
David Kennedy	4,972	*
All directors and executive officers as a group (11 persons)(13)	2,900,700	3.02%

*	Less than 1%

(1)	Based on ING Bank NV’s notification letter dated October 23, 2007.

(2)	Based on a filing by Credit Suisse Securities (Europe) Ltd. with the AMF on November 8, 2007.

(3)	Includes 45,000 Shares issuable upon the exercise of share warrants exercisable as of November 20, 2007 or within 60 days of such date and 199,876 shares owned indirectly through the Silverman Family Trust.

(4)	Includes 45,000 Shares issuable upon the exercise of share warrants exercisable as of November 20, 2007 or within 60 days of such date.

(5)	Includes 75,000 Shares issuable upon the exercise of share warrants exercisable as of November 20, 2007 or within 60 days of such date.

(6)	Includes 60,000 Shares issuable upon the exercise of share warrants exercisable as of November 20, 2007 or within 60 days of such date.

(7)	Includes 60,000 Shares issuable upon the exercise of share warrants exercisable as of November 20, 2007 or within 60 days of such date.

(8)	Includes 15,000 Shares issuable upon the exercise of share warrants exercisable as of November 20, 2007 or within 60 days of such date.

(9)	Includes 30,000 Shares issuable upon the exercise of share warrants exercisable as of November 20, 2007 or within 60 days of such date.

(10)	Mr. Schwarz is also member of the Business Objects Board. Includes 320,357 shares issuable upon the exercise of stock options exercisable as of November 20, 2007 or within 60 days of such date and 8,030 Shares issuable upon vesting of restricted stock units as of November 20, 2007 or within 60 days of such date.

(11)	Mr. Liautaud is also Chairman of the Business Objects Board. Includes 1,526,040 Shares issuable upon the exercise of stock options exercisable as of November 20, 2007 or within 60 days of such date, and 120,550 Shares owned indirectly through his wife.

(12)	Includes 4,972 Shares issuable upon the exercise of stock options exercisable November 20, 2007 or within 60 days of such date.

(13)	See notes 3 through 12.

Applicable percentage ownership in the above table is based on 96,077,552 Shares outstanding as of November 20, 2007, which excludes 275,154 Shares of Business Objects held in treasury, 1,217,262 ADSs held by Business Objects Option LLC and 588,956 ADSs held by Business Objects Employee Benefit Sub-Plan Trust. The number and percentage of Shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any Shares which the individual has the right to acquire within 60 days of November 20, 2007, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes above, Business Objects believes each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

Equity Compensation Plan Information

The following table provides information as of December 31, 2006 with respect to new Shares that may be issued upon the exercise of equity awards under all of Business Objects’ existing equity compensation plans, including the 2004 International Employee Stock Purchase Plan (the “2004 IESPP”), the French Employee Savings Plan (the “French ESPP”), the 1994 Stock Option Plan, the 1999 Stock Option Plan, the 2001 Stock Incentive Plan and related sub-plan (the “2001 Plan”) and Warrants.

	Number of Securities			Number of Securities
	to be Issued upon	Weighted-Average	Weighted-Average	Remaining Available
	Exercise of	Exercise Price of	Exercise Price of	for Future Issuance
	Outstanding Options	Outstanding Options	Outstanding Options	under Equity
Plan Category	and Warrants	and Warrants	and Warrant(1)	Compensation Plans

Equity compensation plans approved by security holders	11,331,359	€26.81	€35.40	33,700	(2)(3)(4)
Equity compensation plans not approved by security holders	—	—	—	—
Total	11,331,359	€26.81	€35.40	33,700	(2)(3)(4)

(1)	Options and Warrants will be issued in Shares and the exercise price is denominated in euros. The amounts set forth herein reflect translation of the amounts to U.S. dollars based on the applicable exchange rates of the U.S. dollar and euro as of December 31, 2006.

(2)	Represents 33,700 Shares available for issuance under the French ESPP.

(3)	Since 2006, the number of equity awards available for grant each year is determined based on a general limit of 3% of Business Objects’ share capital as of December 31 of the previous calendar year, or the 3% General Limit. The shares available for equity awards grant in 2006 was 2,859,112 which expired at the end of the day of December 31, 2006. The shares available for equity awards grant in 2007 are 2,922,750 and are effective on January 1, 2007.

(4)	No further stock options can be granted under the 1993 Plan, which expired in 1998, the 1994 Plan, which expired in 1999, or under the 1999 Plan, which expired in May 2004.

Transactions with Related Persons

Regulated Agreements

Business Objects has contracted for and maintain liability insurance against liabilities that may be incurred by Business Objects’ directors and officers in their respective capacities since September 1994. This liability insurance agreement was duly ratified by Business Objects’ shareholders at Business Objects’ shareholders meeting held on August 17, 1994. Business Objects renewed this insurance on November 2006 and Business Objects pays a gross premium of approximately $1.3 million, including tax, commission and broker fees. Business Objects’ Directors benefit from insurance coverage paid by Business Objects, consistent with common business practices. The renewal of these insurance agreements will be submitted for ratification by Business Objects’ next shareholders at Business Objects’ shareholders meeting in compliance with the requirement of French corporate law for such agreements signed by Business Objects and in which Business Objects’ directors have an interest.

The insurance agreements described above are called regulated agreements (conventions règlementées). There were no other agreements entered into during 2006, directly or indirectly, between Business Objects and Business Objects’ named executive officers, one of Business Objects’ directors, one of Business Objects’ shareholders owning at least 10% of the voting rights, or if such shareholder is a company, the company controlling such shareholder under the meaning of article L.233-3 of the French Commercial Code, and no other transaction as referred to by articles L.225-38 paragraphs 2 and 3 and article L225-42-1 of the French Commercial Code other than the agreements described in Item 11.

Agreements in the Ordinary Course of the Business

Business Objects has entered into the following agreements in the ordinary course of business and with terms and conditions which are not out of the ordinary, with companies in which some of the Business Objects’ directors and officers have an interest as director of these companies. However Business Objects’ directors were not involved in these transactions and did not receive any direct or indirect profit under these transactions. These transactions were approved by Business Objects’ Audit Committee and/or its Chairman:

•	Business Objects Americas — Openware (Mr. Peterschmidt and Mr. Held); Non-disclosure agreement and consulting agreement — $30,000 of consulting fees.

•	Business Objects Americas — Integris, Inc., a subsidiary of Bull S.A. — (Mr. Heitz) VAR agreement — $73,226.

•	Business Object Software Ltd. — My SQL (Mr. Liautaud) — OEM Agreement — $300,000 of fees.

•	Business Objects Americas — Address Vision, Inc., a subsidiary of Bull S.A. — (Mr. Heitz) sale of assets following the Firstlogic acquisition for a cash amount of $3.75 million.

Review, Approval or Ratification of Transactions with Related Persons

Business Objects’ policies and procedures for review, approval or ratification of the transactions with related persons are set by Business Objects’ bylaws and Business Objects’ Audit Committee Charter. Moreover, certain transaction (the regulated agreements) must be authorized by the Business Objects Board, reported to the auditors and approved by the shareholders.

Annex II

PERSONAL AND CONFIDENTIAL

October 7, 2007
Board of Directors
Business Objects S.A.
157-159 rue Anatole France
92300 Levallois-Perret
France

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding ordinary shares, par value €0.10 per share (other than the outstanding ordinary shares represented by ADSs (as defined below)) (the “Ordinary Shares”), and American Depository Shares (“ADSs”, and together with the Ordinary Shares, the “Shares”), each representing one Ordinary Share, of Business Objects S.A. (the “Company”) of the Share Consideration and the ADS Consideration (each as defined below) proposed to be received by such holders in the Tender Offers (as defined below) pursuant to the Tender Offer Agreement, dated as of October 7, 2007 (the “Agreement”), by and among SAP AG (“SAP”) and the Company. The Agreement provides for tender offers for all of the Shares (the “Tender Offers”) pursuant to which SAP, or a wholly owned subsidiary of SAP, will pay, in cash, (i) €42.00 per Ordinary Share, without interest, (the “Share Consideration”) for each Ordinary Share accepted and (ii) an amount in US dollars equal to the Share Consideration (as determined using a current spot exchange rate as determined by the depository on the date of settlement of the Tender Offers) per ADS, without interest, (the “ADS Consideration”) for each ADS accepted.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, SAP and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as global coordinator in connection with the Company’s share repurchase in November 2005. We also have provided certain investment banking and other financial services to SAP and its affiliates from time to time. We also may provide investment banking and other financial services to the Company, SAP and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2006; the documents de référence filed by the Company with the Autorité des marchés financiers; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have

II-1

reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the enterprise software industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to our analysis. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. In addition, our opinion is not delivered pursuant to Article 261-1 of the general regulation of the French Autorité des marchés financiers and should not be considered a “rapport d’expert indépendant” nor an “expertise indépendante”, nor shall we be considered an “expert indépendant”, all within the meaning of the French tender offer regulations. Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offers. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Share Consideration to be received by the holders of Ordinary Shares and the ADS Consideration to be received by the holders of ADSs, in each case in the Tender Offers, is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

II-2

Annex III

ENGLISH TRANSLATION OF INDEPENDENT VALUATION REPORT, DATED OCTOBER 21, 2007
DELIVERED BY HOULIHAN LOKEY HOWARD & ZUKIN (EUROPE) LIMITED
TO THE BOARD OF DIRECTORS OF BUSINESS OBJECTS

ORIGINAL IN FRENCH
TRANSLATION for Reference only

Cash Tender Offer for Shares, Warrants, and Convertible Bonds

INDEPENDENT VALUATION REPORT

(pursuant to Articles 261 – 1 et seq. of the General Regulations of the
Autorité des Marchés Financiers)

Houlihan Lokey Howard & Zukin (Europe) Limited

1. Background of the Transaction.  We understand that Business Objects S.A., a société anonyme organized under the laws of France (“Business Objects”) and SAP AG, an Aktiengesellschaft organized under the laws of Germany (“SAP”) have entered into a Tender Offer Agreement dated as of October 7, 2007 (the “Agreement”), pursuant to which, among other things, SAP will, either directly or through a wholly owned subsidiary, seek to acquire for cash (i) all outstanding ordinary shares, nominal value €0.10, of Business Objects (each an “Ordinary Share” and a holder of an Ordinary Share, an “Ordinary Shareholder”), including Ordinary Shares represented by American Depositary Shares (each an “ADS” and a holder of an ADS, an “ADS Holder”) (an Ordinary Share and an ADS being collectively referred to as a “Share” and an Ordinary Shareholder and an ADS Holder being collectively referred to as a “Shareholder”), (ii) all outstanding warrants (bons de souscription autonomes) issued by Business Objects (each a “Warrant” and a holder of a Warrant, a “Warrantholder”), and (iii) all outstanding convertible bonds (obligations à option de remboursement en numéraire et en actions nouvelles ou existantes) issued by Business Objects (each a “Convertible Bond” and a holder of a Convertible Bond, a “Convertible Bondholder”), through concurrent tender offers in France and in the United States (the “Offer”).

We understand that pursuant to the Agreement, SAP will offer (a) (i) for each Ordinary Share validly tendered and not withdrawn €42.00 in cash, without interest, and (ii) for each ADS validly tendered and not withdrawn an amount in US dollars equal to €42.00 in cash (as determined by the depositary using a current spot exchange rate on the date of settlement of the Offer), without interest (the consideration per Ordinary Share or per ADS being collectively referred to as the “Share Consideration”, (b) (i) for each Warrant granted on June 5, 2007, validly tendered and not withdrawn €12.01 in cash, without interest, (ii) for each Warrant granted on July 20, 2006, validly tendered and not withdrawn €19.69 in cash, without interest, (iii) for each Warrant granted on July 21, 2005, validly tendered and not withdrawn €18.87 in cash, without interest, (iv) for each Warrant granted on June 15, 2004, validly tendered and not withdrawn €24.96 in cash, without interest, and (v) for each Warrant granted on July 22, 2003, validly tendered and not withdrawn €22.55 in cash, without interest (collectively, as multiplied by the number of outstanding Warrants, a consideration of €10,988,400, in the aggregate, the “Warrant Consideration”) and (c) for each Convertible Bond validly tendered and not withdrawn €50.65 in cash, excluding January 1, 2008 coupon (the “Convertible Bond Consideration” and together with the Share Consideration and the Warrant Consideration, the “Consideration”), on the terms and subject to the conditions set forth in the Agreement.

We further understand that according to the Agreement, SAP intends to request the AMF, within three months following the closing of the Offer, to implement squeeze-out (retraits obligatoires) in accordance with article 237-16(I)(1) of the General Regulations of (i) the remaining Shares in the event the outstanding Shares not tendered in the Offer do not represent more than 5% of the capital or voting rights of Business Objects, and (ii) the remaining Convertible Bonds and Warrants in the event the total of the outstanding Shares not tendered in the Offer and the Shares that may be issued as a result of the conversion or exercise of the Convertible Bonds and Warrants not tendered to the Offer, do not represent more than 5% of all the Shares which exist or could be issued as a result of the conversion or the exercise of all the outstanding Convertible Bonds and Warrants (the “Squeeze-Out” and together with the Offer, the “Transaction”).

2. Scope of Work.  On September 28, 2007, after the opinion of a special committee of the Board of Directors of Business Objects (the “Board”), the Company requested that we provide an independent valuation report (the

III-1

“Report”) pursuant to Article 261 — 1 et seq. of the Règlement général (the “General Regulations”) of the French Autorité des marchés financiers (the “AMF”), including an opinion (the “Opinion”) (attestation d’équité) as to whether, (i) the Share Consideration to be received by the Shareholders is fair to such Shareholders, (ii) the Warrant Consideration, in the aggregate, to be received by the Warrantholders is fair to such Warrantholders, and (iii) the Convertible Bond Consideration to be received by the Convertible Bondholders is fair to such Convertible Bondholders, each from a financial point of view.

Pursuant to Article 231-19 of the General Regulations and Article 2(I) of Instruction N°2006-08 of 25 July 2006 relating to independent experts in application of Title VI of Book II of the General Regulations (the “Instruction”), the Report is intended to enable the Board to evaluate the financial conditions of the Transaction for purposes of the Board’s reasoned opinion regarding the Transaction.

We were engaged by the Board based on our experience and reputation. We are regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to our engagement letter, Business Objects will pay €900,000 for our services. No portion of our fee is contingent upon the conclusion reached in this Report or the successful completion of the Transaction. Business Objects has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates, and certain related parties against certain liabilities and expenses, including certain liabilities under applicable securities laws arising out of our engagement.

This Report is furnished for the use and benefit of the Board in connection with its consideration of the financial conditions of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without our prior written consent. This Report should not be construed as creating any fiduciary duty on our part to any party. This Report is not intended to be, and does not constitute, a recommendation to the Board, any security-holder, or any other person as to how to act with respect to any matter relating to the Transaction or whether or not to tender their Ordinary Shares, ADS, Warrants, or Convertible Bonds. This Report is only one of many factors to be considered by the Board in evaluating the financial conditions of the Transaction. Neither this Report nor the underlying analyses are determinative of the views of the Board with respect to the Transaction or the Consideration. The types and amounts of Consideration were determined through negotiation between Business Objects and SAP, and the decision to enter into the Agreement was solely that of the management of Business Objects and the Board.

This Report addresses only the fairness, as of October 21, 2007, from a financial point of view of (a) the Share Consideration to be received by the Shareholders pursuant to the Transaction, (b) the Warrant Consideration, in the aggregate, to be received by the Warrantholders pursuant to the Transaction and (c) the Convertible Bond Consideration to be received by the Convertible Bondholders pursuant to the Transaction and does not address any other aspect or implication of the Transaction. In particular, we have not been requested to opine as to, and this Report does not address: (i) the underlying business decision of Business Objects, its security-holders, or any other party to proceed with or effect the Transaction, (ii) the terms and conditions of any arrangements, understandings, agreements, or documents related to any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in this Report, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors, or other constituencies of Business Objects or any other party other than those specifically set forth in this Report, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for Business Objects or any other party or the effect of any other transaction in which Business Objects or any other party might engage, (v) the tax or legal consequences of the Transaction to any of Business Objects, its security-holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of Business Objects’ security-holders vis-à-vis any other class or group of Business Objects’ security-holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security-holders), (vii) whether or not Business Objects, SAP, their respective security-holders, or any other party is receiving or paying reasonably equivalent value in the Transaction, (viii) the solvency, creditworthiness, or fair value of Business Objects or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance, or similar matters, or (ix) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of Business Objects, any class of such persons or any other party, relative to the compensation to or consideration payable to or received by the Shareholders, Warrantholders or Convertible Bondholders or any other party in connection with the Transaction or otherwise. Furthermore, no opinion, counsel, or interpretation is

III-2

intended in matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. It is assumed that such opinions, counsel, or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with Business Objects’ consent, on the assessment by Business Objects and its advisors, as to all legal, regulatory, accounting, insurance, and tax matters with respect to Business Objects and the Transaction.

We are acting as an expert solely under Article 261 – 1 et seq. of the General Regulations and we do not admit that we are acting as experts with respect to any foreign laws or regulations.

3. Qualifications of Houlihan Lokey.  Houlihan, Lokey, Howard & Zukin, Inc. (“Houlihan Lokey”), an international investment bank, provides a wide range of services in the areas of mergers and acquisitions, financing, financial opinions and advisory services, and financial restructuring. Established in 1970, the firm is headquartered in Los Angeles, California, USA and has more than 800 employees in 13 offices in the United States, Europe, and Asia. We are a majority-owned subsidiary of ORIX Corporation, an integrated financial services group based in Tokyo, Japan and listed on the Tokyo and New York Stock Exchanges.

Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey Europe”) is incorporated in England and Wales under the Companies Act of 1985 (registered number 4285073) and is a wholly-owned subsidiary of Houlihan Lokey. Houlihan Lokey Europe is authorized and regulated by the U.K. Financial Services Authority (reference number 208153) to conduct regulated activity. Following authorization, Houlihan Lokey Europe has been conducting certain regulated activity in France on a cross-border basis by virtue of an Investment Services Directive (“ISD”) (Council Directive 93/22/EC) “passport” (arising by virtue of application of Article 14 of the ISD). Houlihan Lokey Europe opened its London office in 2002 and its Paris office in 2005 and has advised on major transactions in the United Kingdom, France, Germany, the Netherlands, and Norway, including international restructurings and Trans-Atlantic M&A.

Among other things, we specialize in providing independent fairness opinions to boards of directors and other parties. We are internationally recognized as the preeminent fairness advisor, having rendered more fairness opinions than any other firm for each of the last seven consecutive years according to the Mergers & Acquisitions Journal. In January 2007, we rendered an independent valuation report to the Supervisory Board of Euronext N.V. in its combination with the NYSE Group, Inc., which independent valuation report was issued in the framework of Article 261 – 1 et seq. of the General Regulations.

4. Independence of Houlihan Lokey.  We hereby certify, for purposes of Article 261 – 4(II) of the General Regulations, the absence of any past, present, or future ties, known to us, with Business Objects, SAP, or their respective advisors susceptible of affecting our independence or the objectivity of our judgment with regard to our analyses and this Report. For purposes of such certification, we have relied upon and assumed, without independent verification, the accuracy and completeness of (i) the list of companies controlled by Business Objects and SAP within the meaning of Article L. 233 – 3 of the French Commercial Code over the 18 — month period preceding the date of our designation and (ii) the list of advisors to Business Objects and SAP on the Transaction, both of which were made available to us by Business Objects.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold, or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Business Objects, SAP, or any other party that may be involved in the Transaction and their respective affiliates, or any currency or commodity that may be involved in the Transaction. In the ordinary course of business, Houlihan Lokey and its affiliates have provided and may provide investment banking and other financial services to Goldman Sachs or Deutsche Bank, or their respective affiliates, for which they may have received compensation and may receive further compensation. For purposes of Article 261-1(4)(II) of the General Regulations and Article 1 of the Instruction, we do not believe these situations are susceptible of affecting our independence or the objectivity of our judgment with regard to our analyses and this Report.

5. Description of Work Performed by Houlihan Lokey.  In carrying out our engagement, we used a Franco-American team that included financial professionals from our offices in Paris, France and San Francisco, California, USA. The team was comprised of one managing director, one director, one senior vice president, one vice president, two associates, and one financial analyst. Several members are part of our technology industry group. In addition, our team was assisted by members of our derivatives valuation practice.

III-3

Since the date of our designation by Business Objects on September 28, 2007, we met or held discussions, either in-person or by telephone, with the following senior executives of Business Objects to discuss Business Objects (including its operations, product offerings, technology, the Business Plan, future performance estimates and budgets, and related assumptions and risk factors) and the Transaction (including the rationale, process, and negotiations):

Name	Title

Bernard Liautaud	Chairman, Chief Strategy Officer
John Schwartz	Chief Executive Officer
Greg Wolfe	Executive Vice President, Operations
James R. Tolonen	Senior Group Vice President, Chief Financial Officer
David Kennedy	Senior Vice President, General Counsel, and Corporate Secretary
Cliff Simpson	Corporate Treasurer
Mark Kahn	Licensing Attorney

We also met or held discussions with Business Objects’ financial advisor (Goldman Sachs) and legal advisors (Wilson Sonsini Goodrich & Rosati and Shearman & Sterling) and with SAP’s financial advisor (Deutsche Bank) to discuss the Transaction.

Houlihan Lokey has specific procedures and guidelines encompassing the staffing, execution, and review of fairness opinion engagements. Prior to the issuance of this Report, the engagement team presented its findings, analyses, and conclusions to our internal Fairness Review Committee (the “Committee”). The Committee is comprised of senior officers and board members of Houlihan Lokey and reviews fairness opinions rendered by the firm. The process includes a presentation to the Committee of the detailed analyses underlying the opinion.

III-4

During the course of our engagement, we have reviewed the following documents:

Document	Source	Date

Transaction Documents
Tender Offer Agreement by and among SAP and Business Objects	Business Objects	October 7, 2007
Draft Tender Offer (Projet de note d’information)	Bredin Prat	October 21, 2007
Draft Response Document (Projet de note en réponse)	Shearman & Sterling	October 21, 2007
Non-binding Indication of Interest from Third Party	Business Objects	October 1, 2007
Non-binding Indication of Interest from SAP	Business Objects	October 1, 2007
Presentation to the Board of Directors and Fairness opinion letter	Goldman Sachs	October 7, 2007
Presentations
Analyst Presentation: Business Objects to Acquire Inxight Software	Business Objects	May 22, 2007
Analyst Presentation: Cartesis Acquisition	Business Objects	June 6, 2007
Analyst Presentation: Q4 2006 Fiscal Results and Fiscal-Year End 2006	Business Objects	February 6, 2007
Analyst Presentation: Q1 2007 Fiscal Results	Business Objects	April 25, 2007
Analyst Presentation: Q2 2007 Fiscal Results	Business Objects	July 25, 2007
Management Presentation	Business Objects	September 19, 2007
Project Author Finance	Business Objects	September 2007
Financial EPM Product Architecture Presentation	Business Objects	September 2007
Mid-Market Momentum Presentation	Business Objects	August 8, 2007
Product Group Overview Presentation	Business Objects	September 24, 2007
Script of SAP’s Investor and Financial Analyst Conference Call	SAP	October 8, 2007
General Information
Options Outstanding	Business Objects	September 30, 2007
Company Organizational Chart	Business Objects	August 31, 2007
Partner Lists	Business Objects	September 2007
Business Objects Worldwide Locations	Business Objects	July 2007
Summary of Outstanding Equity	Business Objects	September 30, 2007
Top 50 Consulting Customers	Business Objects	2007
Certain Warrants Agreements	Business Objects	September 30, 2007 and August 9, 2005
Convertible Bonds Information
Convertible Bonds Prospectus (note d’opération)	Business Objects	May 3, 2007
Offering memorandum	Business Objects	May 9, 2007
Financial Statements
License Revenue by Product Q2 2006 to Q2 2007	Business Objects	NA
License Revenue Organic Growth Q3 2005 to Q2 2007	Business Objects	NA
Management Projections for FYE 2007 to FYE 2009 (the “Business Plan”)	Business Objects	September 2007
Operating Expense Analysis	Business Objects	September 25, 2007
WW Pipeline Coverage Report for Q4 2007	Business Objects	September 28, 2007
Business Objects 10-K for FYE December 31, 2006	SEC public filings	March 1, 2007
Business Objects 10-K for FYE December 31, 2005	SEC public filings	March 15, 2006
Business Objects’ Document de référence for FYE December 31, 2006	AMF public filings	April 4, 2007
Business Objects 10-K for FYE December 31, 2004	SEC public filings	March 16, 2005
Business Objects 10-Q for the quarter ended June 30, 2007	SEC public filings	August 9, 2007
Business Objects 10-Q for the quarter ended March 31, 2007	SEC public filings	May 10, 2007
Business Objects 10-Q for the quarter ended June 30, 2006	SEC public filings	August 9, 2006
Others
Various analyst reports on Business Objects, its industry and its competitors	Thomson One Banker,	October 2006 to
	OneSource	October 2007

In addition, we:

•	compared financial forecasts and projections included in the Business Plan to the publicly available financial forecasts and projections of industry analysts;

III-5

•	reviewed the historical trading prices and trading volume for the Shares and those of certain publicly traded companies which we deemed relevant;

•	reviewed certain financial data for certain companies that we deemed relevant and transaction prices and premiums paid in change of control transactions that we deemed relevant; and

•	conducted such other financial studies, analyses, and inquiries and considered such other information as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material, and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of Business Objects has advised us, and we have assumed, that except for the lower than expected preliminary results for the third quarter of fiscal 2007 announced by Business Objects on October 7, 2007, the financial forecasts reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Business Objects, and we express no opinion with respect to such financial forecasts or the assumptions on which they are based.

We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Business Objects since the date of the most recent financial statements provided to us, other than the lower than expected preliminary results for the third quarter of fiscal 2007 announced by Business Objects on October 7, 2007, and that there is no information or facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (i) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party; (ii) all conditions to the consummation of the Transaction will be satisfied without waiver thereof; and (iii) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (a) the Transaction will be consummated in a manner that complies in all respects with all applicable laws and regulations; and (b) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified herein will not differ in any material respect from the drafts of said documents.

Furthermore, in connection with this Report, we have not been requested to make, and have not made any physical inspection or independent appraisal of the assets, properties, or liabilities (fixed, contingent, derivative, off-balance-sheet, or otherwise) of Business Objects or any other party nor were we provided with any such appraisal. We did not estimate, and express no opinion regarding, the liquidation value of Business Objects. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims, or other contingent liabilities, to which Business Objects or any other party is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Business Objects or any other party is or may be a party or is or may be subject and, at your discretion and with your consent, we make no assumption concerning, and therefore this Report does not consider, the potential effects of any such litigation, claims, or investigations or possible assertion of claims, outcomes, or damages arising out of any such matters.

We have not been requested to, and did not, (i) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses, or operations of Business Objects, or any alternatives to the Transaction, (ii) negotiate the terms of the Transaction, or (iii) advise the Board, the management of Business Objects, or any other party with respect to alternatives to the Transaction. This Report is necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to us as of, October 15, 2007. In assessing the fairness, from a financial point of view, as of October 21, 2007, of (a) the Share Consideration to be received by the Shareholders, (b) the Warrant Consideration, in the aggregate, to be received by the Warrantholders and (c) the Convertible Bond Consideration to be received by the Convertible Bondholders, we do not believe that the financial, economic, market, and other conditions as in effect, and the information made available to us, between October 15, 2007 and October 21, 2007

III-6

would affect our conclusion. We have not undertaken, and are under no obligation, to update, revise, reaffirm, or withdraw this Report, or otherwise comment on or consider events occurring after October 21, 2007.

6. Context of the Transaction.  Business Objects develops, markets, distributes, and provides business intelligence software and services that enable organizations to track, understand, and manage enterprise performance. Revenue for the fiscal year ended December 31, 2006 was approximately $1.3 billion. Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) was approximately $247 million over the same period. Business Objects operates in three business segments: Information Discovery and Delivery (“IDD”), Enterprise Information Management (“EIM”), and Enterprise Performance Management (“EPM”) which comprised approximately 76%, 10%, and 14% of the total license revenue, respectively, in 2006. The Americas accounted for roughly 55% of total revenue in 2006 while Europe, the Middle East, and Africa and Asia Pacific accounted for the remaining 38% and 7% of total revenue, respectively.

Business Objects has been historically strengthening its three core areas of software product offerings, IDD, EIM, and EPM mainly through acquisitions. This has allowed Business Objects to compete against niche vendors in the present and potentially gain a greater share of the market in the future. As the only pure-play, integrated business intelligence solution, Business Objects has been able to capitalize on the growing trend of customers wanting to standardize on a smaller number of business intelligence vendors that can offer a more comprehensive set of solutions.

Business Objects’ core IDD segment achieved business scale and a market-leading indirect distribution channel through the acquisition of Crystal Decisions in 2003. Since then, Business Objects has grown with the help of an extensive R&D budget as well as focused marketing efforts. Other acquisitions, such as Nsite, a software as a service platform, and InXight, an unstructured data search tool, have enhanced Business Objects’ IDD product offerings. These acquisitions are also in response to what Business Objects sees as growing demand from customers for software solutions that can effectively integrate structured and unstructured data, thereby positioning Business Objects as a future leader in this area.

Since the acquisition of Acta in 2002, Business Objects has expanded its EIM segment through approximately $95 million in acquisitions and now delivers consulting expertise, data quality and profiling tools, and information management tools. Due to its development and investment in the EIM segment, Business Objects is expected to be able to compete against niche vendors like Informatica while also differentiating itself among bigger players such as Cognos.

Though Business Objects had minimal expertise in the EPM segment, it has spent more than $400 million to acquire various planning, budgeting, activity-based costing and enterprise consolidation tools, such as Cartesis in late April 2007. Business Objects is making a heavy investment in the EPM segment due to augmented market demand for software solutions in the areas of corporate finance and governance. As CFOs rely to a greater extent on data collection and integration to fulfill their internal and regulatory reporting needs, software tools such as those provided by Business Objects are expected to play an increasingly integral role.

Despite Business Objects’ ability in recent years to broaden and strengthen its product offerings, it nevertheless continues to face stiff competition due to the industry factors discussed below. New product rollouts from competitors, in addition to price cuts, could place pressure on Business Objects’ margins in the short-term and threaten its market share in the long-term. Business Objects announced on October 7, 2007 a disappointing third quarter of fiscal 2007 due to a license revenue below expectation which “in turn caused a shortfall in earnings”1. Likewise, Business Objects’ current strategy to grow through acquisition more than through organic development puts it at risk should integrations fail or take longer than expected.

In preparing our analyses, we identified several factors which drive the value of the Business Objects Shares. These factors include Business Objects’ ability to:

•	grow beyond its core IDD applications and capitalize on its recent acquisitions in EPM;

•	continue to innovate and develop “best-of-breed” business intelligence applications in a rapidly consolidating market, in order to compete with larger enterprise software vendors with a more complete set of offerings;

1 The release of Business Objects’ quarterly financial statements for the third quarter of 2007 on Form 10-Q is anticipated on October 24, 2007.

III-7

•	execute additional growth initiatives such as extending into the middle-market and extending geographic reach in Europe and Asia;

•	continue monetizing existing customer relationships by growing maintenance revenue and selling other higher value support and services;

•	focus on near-term execution by growing licensing revenue organically;

•	achieve its long-term margin objectives by (i) improving employee utilization in the services business, (ii) shifting towards higher margin EPM products, (iii) achieving sales and marketing efficiencies with broader product portfolio, and (iv) capitalizing on other scale-driven operating efficiencies; and

•	address its licensing revenue shortfall in the third quarter of 2007 by isolating the source of the shortfall and correcting in a manner that mitigates any longer term impact.

According to IDC, Inc. market research, the business analytics software industry is a $10 billion industry in 2007 and is expected to grow at a compound annual growth rate of approximately 10.3% per year until 2011. The business intelligence software industry is characterized by, among other things, (i) a small number of participants, (ii) a trend of consolidation over the last 12 months as “pure-play” business intelligence companies have become desirable acquisition targets for larger and more diverse software companies, and (iii) a threat of increasing competition from larger software companies, with greater resources, that have identified the business intelligence software sector as an attractive market.

Consolidation in the business intelligence software industry is evidenced by Oracle Corporation’s acquisition of Hyperion Solutions Corporation, a global provider of performance management and business intelligence software solutions, for approximately $3.3 billion in April 2007. Following this transaction, the share prices of companies in the business intelligence software sector, including Business Objects, increased as investors speculated on the possibility of further acquisition activity in the sector.

This market consolidation has allowed larger entities to provide customers with a more integrated solution that also allows for bundled services and potentially discounted prices. This market situation may impede Business Objects’ ability to successfully implement on its strategy outlined above. By combining with a partner with substantial resources, Business Objects could be better positioned competitively. It is under these circumstances that the Transaction was entered into.

The following table summarizes the main financial metrics of the Transaction:

	In Euros	In Dollars[2]
	(Figures in millions, except per share amounts)

Share Consideration	€42.00	$59.66
Total Shares Outstanding at 30 September 2007[3]	102.7	102.7

Aggregate Share Consideration for all Shares outstanding	€4,312.0	$6,125.2
Convertible Bond Nominal Value	€42.15	$59.87
Total Convertible Bonds Outstanding	10.7	10.7

Aggregate Nominal Value of all the Convertible Bonds outstanding	€450.0	$639.2

Total consideration to Shareholders[4] and Convertible Bondholders	€4,762.0	$6,764.4
Less Unrestricted Cash[5]	€(600.5)	$(853.0)

Total Consideration (Transaction Enterprise Value)	€4,161.5	$5,911.4

2 Based on a currency exchange rate of 1.4205 dollars per Euro as of October 15, 2007, per Bloomberg.
3 On a fully-diluted basis using the treasury method by including Shares resulting from the exercise of options, Warrants, and Convertible Bonds (assuming 0.2 Shares per Convertible Bonds at a trading price per Convertible Bond of €50.65) using the treasury method.
4 For purposes of this analysis, Warrantholders are assumed to have exercised their Warrants.
5 Cash balance as of June 30, 2007 adjusted by the amount of $76 million paid out in the Inxight acquisition.

III-8

7. Framework of the Analysis

7.1 Share Consideration.  In assessing the fairness, from a financial point of view, of the Share Consideration to be received by the Shareholders,6 we implemented a multi-criteria valuation in accordance with the AMF Recommendation issued on September 28, 2006 (the “Recommendation”), using the following analyses and valuation methodologies:

1. Analysis of the trading price of the Shares;

2. Two market-based Approaches:

a. a relative market-based analysis based on selected publicly-traded companies (the “Selected Companies Analysis”);

b. a relative market-based analysis based on selected publicly-announced change of control transactions (the “Selected Transactions Analysis”);

3. Income-based Approach: a theoretical present value analysis of possible future cash flows (the “Theoretical Discounted Cash Flow Analysis”); and

4. Analysis of the equity research analysts’ price targets.

We did not implement a dividend discount valuation because Business Objects does not pay a dividend on the Shares and we did not consider as a valid reference the latest available net asset book value because intangible know-how such as software developed internally are not reflected in the assets of a software company such as Business Objects.

7.2 Warrant Consideration.  In assessing the fairness, from a financial point of view, of the Warrant Consideration, in the aggregate, to be received by the Warrantholders, we were not able to conduct a multi-criteria valuation since the warrants are not listed or traded on any stock exchange and there is an absence of comparable listed or traded warrants. As such, we valued the Warrant Consideration using the Black-Scholes option pricing method (the “Black-Scholes Method”).

7.3 Convertible Bond Consideration.  In assessing the fairness, from a financial point of view, of the Convertible Bond Consideration to be received by the Convertible Bondholders, we conducted a multi-criteria valuation in accordance with the AMF Recommendation.

We disregarded the trading price based on Euronext prices due to the absence of liquidity during the latest five months leading up to the announcement of the Transaction. Instead, we observed the over-the-counter trading prices of the Convertible Bonds. We considered that a market-based valuation approach was not relevant because the unique nature of the Convertible Bonds made it difficult to identify similar bonds so as to make a meaningful valuation comparison. There are no similar bonds issued in the French market. An income-based approach was also considered not relevant since the value of the Convertible Bonds is driven primarily by the value of the underlying Ordinary Shares into which the Convertible Bonds convert, rather than the income coupon payments (2.25% of nominal value) received until conversion or redemption.

We conducted a detailed valuation analysis of the Convertible Bonds (“Theoretical Value of Convertible Bonds”) based on the model utilizing the partial differential equation method. This model is consistent with the Cox-Ross-Rubenstein option pricing model which utilizes a binomial tree approach. Both models are widely used in the financial community and generally provide similar results.

8. Limitations of Our Analyses.  In preparing the Report, we performed a variety of analyses, including those described herein. This summary of our analyses is not a complete description of all the analyses underlying our Report. The preparation of an independent valuation is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative, and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, our analyses are not readily susceptible to summary description. We arrived at our conclusions based on the results of all analyses undertaken by us and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology, or factor. Furthermore, each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of

6 For purposes of our analysis, we have assumed that the ADS are equivalent to the Ordinary Shares and have all the same rights and attributes as the Ordinary Shares.

III-9

particular techniques. Accordingly, we believe that our analyses and the following summary must be considered as a whole and that selecting portions of our analyses, methodologies, and factors or focusing on information presented in tabular format, without considering all analyses, methodologies, qualifications, factors and limitations or the narrative description of the analyses, could create a misleading or incomplete view of our analyses or the processes underlying them and the conclusion.

In performing our analyses, we considered general business, economic, industry, and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, October 15, 2007. Our analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market, and financial conditions and other matters, many of which are beyond the control of Business Objects, such as the impact of competition on the business of Business Objects and on the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Business Objects or the industry or in the markets generally. No company, transaction, or business used in our analyses for comparative purposes is identical to Business Objects or the proposed Transaction and an evaluation of the results of those analyses is not entirely mathematical. We believe that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments, and informed assumptions. While the results of each analysis were taken into account in reaching our overall conclusion with respect to fairness, we did not necessarily make separate or quantifiable judgments regarding individual analyses.

The implied range values indicated by our analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses, or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Business Objects. Much of the information used in, and accordingly the results of, our analyses are inherently subject to substantial uncertainty.

9. Fairness Analysis

9.1 Summary of the Transaction Process.  Business Objects engaged in discussions with SAP and a third party about a possible business combination in July 2007. Considering a potential combination might be attractive given changing dynamics in the industry, Business Objects had previously retained Goldman Sachs as its financial advisor to explore the possible terms of a transaction. In light of its past contacts with other potential acquirers and the lack of contact after the Le Figaro article, it was determined by Business Objects that the two parties that had contacted Business Objects were the most logical acquirers with sufficient strategic interest and financial resources to pursue an acquisition of Business Objects. Business Objects held detailed discussions with SAP and the other party throughout September 2007. On October 1, 2007, Business Objects received non-binding indication of interest from SAP and the third party and decided jointly with SAP on October 2, 2007 to execute an exclusivity agreement based on €42.00 per Ordinary Share. SAP and Business Objects signed the Agreement on October 7, 2007.

9.2 Fairness Analysis of the Share Consideration.  In assessing the fairness, from a financial point of view, of the Share Consideration to be received by the Shareholders, we considered the premiums implied by the Share Consideration over:

•	the trading price for the Shares; and

•	the values of the Shares as determined using a multi-criteria valuation analysis.

9.2.1 Analysis of the Premiums Implied by the Share Consideration over the Trading Price for the Shares

9.2.1.1 Analysis of the Trading prices for the Shares.  The Shares are dual-traded, with the Ordinary Shares trading on the Eurolist (Compartment A) of Euronext Paris S.A. (“Euronext”) since November 1999 and the ADS trading on the Nasdaq Global Select Market and its predecessors (the “Nasdaq”) since September 1994. The Ordinary Shares are included in the SBF 120 (Société des Bourses Françaises 120 Index) and SBF 250 (Société des Bourses Françaises 250 Index), which are French stock market indexes. Furthermore, the Shares are widely covered

III-10

by more than 40 equity research analysts in Europe and the US, and the public float of the ADS is approximately 98%.7

The average trading volume of the Shares relative to the total shares outstanding is shown below:

		Ordinary		As % of
	ADS	Shares	Total	Total Shares
	(Figures in millions)

Average Daily Volume:
September 2007	1.0	1.3	2.4	2.4%
June — September 2007	1.3	1.2	2.5	2.5%
Year-to-Date (September 2007)	1.6	1.1	2.7	2.7%
Total Volume:
September 2007	19.9	25.5	45.4	46.2%
June — September 2007	106.2	100.5	206.7	210.5%
Year-to-Date (September 2007)	291.0	208.9	499.9	509.1%

In light of the above observations, we believe that the trading price of the Shares is the most reliable and relevant indicator of the value of such shares.

9.2.1.2 Analysis of the Premiums Implied by the Share Consideration.  On the first trading date following the announcement of the Transaction on October 7, 2007, the closing price of the ADS and Ordinary Shares increased by 15.0% and 17.3%, respectively, and converged to a trading price close to the Share Consideration. As of October 15, 2007, the trading price for the ADS and Ordinary Shares was $58.73 and €41.34, respectively. In order to determine the unaffected trading price of the Shares, we have analyzed closing prices prior to the date of the announcement of the Transaction.

As of October 5, 2007, the last trading date prior to the announcement of the Transaction, we observed the following closing prices and implied premiums:

	Share	Closing	Implied
Period Ended October 7, 2007	Consideration	Price	Premiums[8]

For the Ordinary Shares	€42.00	€35.00	20.0%
For the ADS[9]	$59.66	$50.27	18.7%

However, the implied premiums as measured by the Share Consideration relative to the closing price of the Shares as of October 5, 2007 may understate the true acquisition premium.

In fact, the closing prices of the Shares prior to October 5, 2007 may have been impacted by certain rumors of a potential change of control transaction prior to that date. In particular, on September 15, 2007 the French newspaper Le Figaro reported that Business Objects had hired Goldman Sachs to manage a sale process. Le Figaro reported that there were as many as five interested buyers. Equity research analysts speculated that the possible buyers of Business Objects included Microsoft Corporation, SAP, International Business Machines Corp., Hewlett-Packard Company, and EMC Corporation. Business Objects management declined to comment on the article. Indeed, on the first trading day following the Le Figaro article, the price of the ADS and the Ordinary Shares increased by 6.2% and 4.7%, respectively, as compared to the closing price on the previous trading day.

We thus believe that the trading price of the Shares prior to September 15, 2007 would be a more relevant indicator of the unaffected trading price of the Shares and thus a more reliable indicator of implied premiums. Accordingly, we compared the Share Consideration to the closing prices of the Shares at a range of additional dates

7 Per Bloomberg.
8 The implied acquisition premiums for the Ordinary Shares and the ADS are slightly different due to timing differences between the calculation of closing prices between the Euronext and Nasdaq stock exchanges.
9 The ADS Share Consideration is based on a currency exchange rate of 1.4205 dollars per Euro as of October 15, 2007, per Bloomberg.

III-11

prior to Le Figaro article published on September 15, 2007 and observed the following closing prices and implied premiums:

	Share	Closing	Implied
Period Ended September 15, 2007	Consideration	Price	Premiums

For the Ordinary Shares:
1 Trading Day Prior	€42.00	€31.10	35.0%
5 Trading Days Prior	€42.00	€31.32	34.1%
20 Trading Days Prior	€42.00	€28.75	46.1%
For the ADS:[10]
1 Trading Day Prior	$59.66	$42.38	40.8%
5 Trading Days Prior	$59.66	$43.58	36.9%
20 Trading Days Prior	$59.66	$38.80	53.8%

Additionally, we observed that over the 12-month period ended September 15, 2007, (i) the closing prices of the Ordinary Shares fluctuated within a range of €33.43 and €24.00 with a mean of €29.06, resulting in premiums implied by the Share Consideration within a range of 25.6% to 75%, and (ii) the closing prices of the ADS fluctuated within a range of $45.66 and $30.50 with a mean of $38.54, resulting in premiums implied by the Share Consideration within a range of 30.7% to 95.6%.

In order to evaluate the magnitude of these implied premiums:

•	we compared them to the premiums paid in connection with the acquisition of common shares of 26 publicly traded enterprise software companies (focusing on transactions announced during the last three years with an equity value greater than $400 million) one day, five days, and 20 days prior to the announcement of such transactions.

Based on this analysis we noted the following range of acquisition premiums:

	Acquisition Premiums from Precedent Transactions
Period Ended as of the Date of the Relevant Transaction	Range	Mean	Median

1 Trading Day Prior	1.0% - 44.3%	20.5%	21.1%
5 Trading Days Prior	4.0% - 41.5%	21.9%	21.9%
20 Trading Days Prior	12.9% - 78.3%	28.3%	25.6%

•	we considered them in light of the synergies targeted by Werner Brandt, SAP’s CFO in order to dilute any negative impact on SAP margins[11](in a range of approximately €300 million to €320 million); and

10  The ADS Share Consideration is based on a currency exchange rate of 1.4205 dollars per Euro as of October 15, 2007, per Bloomberg.
11 Source: SAP’s Investor and Financial Analyst Conference Call, October 8, 2007:

     [...]

     Werner Brandt (SAP’s CFO): “I think if we look to the model, when we are looking for as a combined organization here, for, say, €300 to €320 million in synergies in order to dilute any negative impact on our margin. Yes?”

     Knut Woller (Unicredit Analyst): “Okay.”

     Werner Brandt: “And so our margin target going forward would be the same. In order to deliver on these synergies we have, of course, number one, top line synergies by accelerating revenues for the combined organization and, of course, cost synergies. And if you look to both, I would say it’s roughly 50-50, and if you look then to the cost synergy then we are talking about €150 to €160 million. And if you look to the combined cost base we have as an organization, then this is roughly 10 billion. So you can calculate, it’s a very, very low percentage.”

     Henning Kagermann (SAP’s CEO): “Might be — Léo, if you can say something to the potential top line synergies?”

     Léo Apotheker (SAP’s Deputy CEO): “I will be happy to, Henning. We have analyzed this together with our colleagues from Business Objects and we have identified a number of opportunities where we feel that we can generate additional revenue opportunities for both companies, be they in the mid-market, be they in the SAP environment and be they in the non-SAP Business Objects environment. We feel very good about the numbers that Werner has just indicated, and once the transaction is consumed, I’m sure we can provide the market with additional details.“ [...].

     Although we have discussed potential synergies with Business Objects’ management, synergies analysis have been primarily performed by SAP and, as such, we have not been provided with those estimates.

III-12

•	we observed them in light of the fall in SAP’s market capitalization by 4.9% (amounting to a fall of approximately $3.5 billion) the day immediately following announcement of the Transaction as shown in the following chart:

9.2.1.3 Conclusion.  The level of premiums implied by our analysis of the Share Consideration and our observation that the trading price of the Shares is the most reliable and relevant indicator of the value of the Shares implies a presumption that the Share Consideration is fair to the Shareholders from a financial point of view. To confirm this presumption, we implemented the additional analyses described below.

9.2.2 The Premiums over the Values of the Shares as Determined Using Multi-Criteria Valuation Analysis. We analyzed the premiums over the values of the Shares as determined using the following analyses:

1. Two market-based Approaches:

a. the Selected Companies Analysis;

b. the Selected Transactions Analysis;

2. Theoretical Discounted Cash Flow Analysis; and

3. Analysis of the equity research analysts’ price targets.

9.2.2.1 Selected Companies Analysis.  We determined an indicated range of value for the Shares using a Selected Companies Analysis. For purposes of this analysis, we selected the following business intelligence software companies:

•	Actuate Corp.

•	Cognos, Inc.

•	Informatica Corp.

•	Microstrategy Corp.

•	SPSS, Inc.

For each of the selected companies, we reviewed a number of financial metrics, including:

•	Equity Value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price;

•	Enterprise Value, calculated as Equity Value plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date;

•	Revenue;

III-13

•	EBITDA; and

•	Net income.

For each company noted above, we calculated the following statistics:

•	Enterprise Value as a multiple of historical Revenues for the LTM Period and estimated Revenues for calendar 2007 and 2008;

•	Enterprise Value as a multiple of historical EBITDA for the LTM Period and estimated EBITDA for calendar 2007 and 2008; and

•	Equity Value as a multiple of historical Net Income for the LTM Period and estimated Net Income for calendar 2007 and 2008.

Enterprise Values and Equity Values derived from the Selected Companies Analysis described above were calculated using the closing price of the common stock of the selected business intelligence software companies as of October 15, 2007. Accordingly, this information may not reflect current or future market conditions. Estimates of 2007 and 2008 Revenues, EBITDA, and Net Income for Business Objects were based on the Business Plan, which we note has not been adjusted for the revenue and profit shortfall in the third quarter of 2007. Estimates of 2007 and 2008 Revenues, EBITDA, and Net Income for the selected business intelligence software companies listed above were based on certain publicly available research analyst estimates.

We also calculated market multiples for (i) selected publicly traded large diversified software companies and (ii) selected publicly traded enterprise application integration software companies. The calculated multiples for these companies were similar to those calculated for our core group of selected business intelligence software companies. Consequently, we decided to focus our analysis on the selected business intelligence companies.

A summary of the calculated multiples for the selected companies is listed in the following table:

	Calculated Multiples
	High		Low		Median		Mean

Enterprise Value as a multiple of Revenues:
LTM Period	4.19	x	2.76	x	3.23	x	3.43	x
Calendar 2007	3.85	x	2.62	x	3.10	x	3.26	x
Calendar 2008	3.39	x	2.38	x	2.83	x	2.94	x
Enterprise Value as a Multiple of EBITDA:
LTM Period	21.3	x	10.9	x	16.2	x	16.1	x
Calendar 2007	19.2	x	10.2	x	14.5	x	14.6	x
Calendar 2008	14.8	x	9.0	x	12.3	x	12.1	x
Equity Value as a Multiple of Net Income:
LTM Period	31.8	x	18.4	x	29.2	x	26.1	x
Calendar 2007	24.7	x	21.0	x	24.6	x	23.7	x
Calendar 2008	22.6	x	17.2	x	21.2	x	20.6x

III-14

As of the October 15, 2007, multiples may be affected by the ongoing industry consolidation, as shown in the following chart:

Based on our analysis of Business Objects and the selected companies, we selected the following multiples as appropriate for Business Objects:

Selected Multiple Range

Enterprise Value as a Multiple of Revenues:
LTM Period	3.00x - 3.50x
Calendar 2007	2.75x - 3.25x
Calendar 2008	2.30x - 2.70x
Enterprise Value as a Multiple of EBITDA:
LTM Period	14.0x - 16.0x
Calendar 2007	13.0x - 15.0x
Calendar 2008	10.0x - 12.0x
Equity Value as a Multiple of Net Income:
LTM Period	23.0x - 26.0x
Calendar 2007	21.0x - 24.0x
Calendar 2008	17.0x - 20.0x

Our application of the selected multiples to the relevant financial data for Business Objects resulted in the following implied Enterprise Value and per share value ranges for the Shares:

Implied Value
	Implied Value	Ranges per	Implied
	Ranges Per ADS[12]	Ordinary Share[13]	Premium (%)
(Figures in millions, except per ADS and per Ordinary Share amounts)

Enterprise Value as a Multiple of Revenues	$43.46 - $53.26	€30.59 - €37.49	37.28% - 12.02%
Enterprise Value as a Multiple of EBITDA	$43.43 - $51.75	€30.57 - €36.43	37.37% - 15.29%
Equity Value as a Multiple of Net Income	$43.52 - $51.85	€30.64 - €36.50	37.09% - 15.06%

12 Per Share Value is calculated as Enterprise Value, less the nominal dollar-equivalent value of the Convertible Bonds of $639.2 million, plus unrestricted cash of $853 million, divided by the fully diluted shares outstanding based on the price of the ADS prior to the announcement of the Transaction.
13 The Implied Value Ranges Per Ordinary Share is based on a currency exchange rate of 1.4205 dollars per Euro as of October 15, 2007, per Bloomberg.

III-15

Overall, our Selected Companies Analysis resulted in a range of implied per share values of $43.43 to $53.26 for the ADS and €30.57 to €37.49 for the Ordinary Shares, which implied a range of premiums of 37.37% to 12.02% for the Shares.

9.2.2.2 Selected Transactions Analysis.  We determined an implied range of value for the Shares using a Selected Transactions Analysis. This Analysis is designed to determine value based on a comparison with publicly available financial terms and premiums of selected transactions that share some characteristics with the Transaction. For purposes of this analysis, we selected five transactions occurring in the last three years in which the target company was a business intelligence or enterprise application integration software company, with a similar business model as Business Objects, and transaction values greater than $400 million.

The following is a list of the selected transactions:

Announce Date	Target	Acquirer

October 12, 2007[14]	BEA Systems, Inc.	Oracle Corp.
April 4, 2007	WebMethods, Inc.	Software AG
February 28, 2007	Hyperion Solutions Corp.	Oracle Corp.
November 4, 2005	Verity Inc.	Autonomy Corp. Plc
March 14, 2005	Ascential Software Corp.	IBM Corp.

For each transaction noted above, we calculated the following statistics:

•	Enterprise Value as a multiple of historical Revenues for the LTM Period and estimated Revenues for the next 12 months (the “NTM Period”); and

•	Enterprise Value as a multiple of historical EBITDA for the LTM Period and estimated EBITDA for the NTM Period.[15]

A summary of the calculated multiples for the selected transactions is listed in the following table:

	Calculated Multiples
	High		Low		Median		Mean

Enterprise Value as a Multiple of Revenues:
LTM Period	4.89	x	2.06	x	2.35	x	2.85	x
NTM Period	3.90	x	1.93	x	2.25	x	2.66	x
Enterprise Value as a Multiple of EBITDA:
LTM Period	28.3	x	12.6	x	20.6	x	19.9	x
NTM Period	18.0	x	9.9	x	14.4	x	14.2	x

Unless the context indicates otherwise, transaction values for the target companies derived from the Selected Transactions Analysis described above were calculated as of the announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Estimates of NTM Period Revenues and EBITDA for Business Objects were based on the Business Plan, which we note has not been adjusted for the revenue and profit shortfall in the third quarter of 2007.

14 Announcement of a hostile bid by Oracle Corp on BEA Systems, Inc. has been rejected by BEA Systems, Inc. as of the day of this report.
15 NTM Period estimates for the selected transactions identified above are based on equity research analyst estimates.

III-16

Based on our analysis of Business Objects and the selected transactions, we selected the following multiples as appropriate for Business Objects:

Selected Multiple Range

Enterprise Value as a Multiple of Revenues:
LTM Period	3.50x - 4.00x
Calendar 2008	3.00x - 3.25x
Enterprise Value as a Multiple of EBITDA:
LTM Period	16.0x - 19.0x
Calendar 2008	13.0x - 15.0x

Our application of the selected multiples to the relevant financial data for Business Objects resulted in the following implied Enterprise Value and per share value ranges for the Shares:

Implied Value
	Implied Value	Ranges per	Implied
	Ranges per ADS[16]	Ordinary Share[17]	Premium (%)
(Figures in millions, except perADS andper Ordinary Share amounts)

Enterprise Value as a Multiple of Revenues	$51.32 - $60.51	€36.13 - €42.60	16.25% - (1.40)%
Enterprise Value as a Multiple of EBITDA	$50.03 - $64.06	€35.22 - €45.10	19.25% - (6.87)%

Overall, our Selected Transactions Analysis resulted in a range of implied per share values of $50.03 to $64.06 for the ADS and €35.22 to €45.10 for the Ordinary Shares, which implied a range of premiums of 19.25% to (6.87%) for the Shares.

We consider the results of the Selected Transactions Analysis to be less reliable than other approaches as (i) the sample of selected companies consisted of a limited number of companies, (ii) the selected companies and Business Objects have distinct operational, strategic, and financial features, (iii) a transaction multiple does not reflect the standalone value of the selected company as it usually already include a control premium, (iv) control premiums depend on the target’s performance, the degree of potential expected synergies and the respective bargaining power of the parties, and (v) the transaction dates span over several years with different market conditions prevailing at the time of each selected transaction (e.g., valuation of the industry and dynamics of the market for corporate control).

9.2.2.3 Theoretical Discounted Cash Flow Analysis.  We were unable to use a Discounted Cash-Flow Analysis to determine the value of the Shares. This was due to two principal impediments: (i) the Business Plan does not address projected financial results beyond 2009, and (ii) the Business Plan has not been revised after the revenue and profit shortfall in the third quarter of 2007.

However, for purely illustrative and theoretical purposes, we developed a simplified set of forecast assumptions for 2008-2014 based on:

•	the Business Plan;

•	our understanding of Business Objects’ future performance derived from our analyses and our discussions with management;

•	the long-term assumptions of equity research analysts covering Business Objects; and

•	our industry experience and our understanding of trends in the business intelligence software industry.

More specifically, the central assumptions we used were the following:

•	a revenue growth of 10% in 2009 gradually decreasing to 3% (the long-term growth rate that we selected for the activity after 2014);

16 Per Share Value is calculated as Enterprise Value, less the nominal dollar-equivalent value of the Convertible Bonds of $639.2 million, plus unrestricted cash of $853 million, divided by the fully diluted shares outstanding based on the price of the ADS prior to the announcement of the Transaction.
17 The Implied Value Ranges Per Ordinary Share is based on a currency exchange rate of 1.4205 dollars per Euro as of October 15, 2007, per Bloomberg.

III-17

•	an EBIT margin gradually increasing to 25% (management’s publicly stated goal) which we assumed would be reached in 2014;

•	capital expenditures, depreciation and amortization, and working capital, going forward, were estimated at 3%, 2.5%, and (15%) of revenues, respectively.

•	a corporate tax rate of 28%; and

•	a weighted-average cost of capital of 11.5% determined using the capital asset pricing model.

These different inputs would imply a range of implied per share values of $48.57 for the ADS and €34.19 for the Ordinary Shares, which implied a premium of 22.84% for the Shares under a Theoretical DCF Analysis.

Although the approach is based on theoretical assumptions, we believe it allows a better understanding as to the assumptions that would support the range of values indicated by the market-based analyses described above.

9.2.3 Equity Research Analyst Price Targets.  In order to assess the reasonableness of our valuation ranges, we reviewed the recent price targets of equity research analysts.

As of the announcement of the Transaction, Business Objects was covered by more than 40 equity research analysts. We reviewed certain equity research reports and noted the stated future price targets for the Shares.18 These price targets reflect each analyst’s estimate of the future public market trading price of the Shares and are not discounted to reflect present values.

The following chart shows the percentage of the equity research analysts’ price targets within each specified price range:

The overall range of undiscounted analyst future price targets for the Shares was $42.00 to $65.00 and the median undiscounted analyst future price target was $50.00. As indicated in the chart above, 96.6% of the undiscounted analyst future price targets were in a range of $42.00 to $54.49, which implied a range of premiums of 42.05% to 9.49% for the ADS.

9.3 Fairness Analysis of the Aggregate Warrant Consideration.  The Warrant Consideration with respect to each tranche of Warrants is equal to the difference between the Share Consideration and the exercise price of such tranche of Warrants. Consequently, the Warrant Consideration is, by definition, equal to the net proceeds that each Warrantholder would receive, after deduction of the exercise price, if each Warrantholder elected to exercise his Warrants and tender the underlying Ordinary Shares in the Transaction instead of the Warrants.

18 Analyst price targets made in Euros have been converted to dollars using the spot exchange rate at the date of the relevant report. Most of these price targets are denominated in dollars.

III-18

We determined an implied range of aggregate values of the Warrants using the Black-Scholes Method. The key inputs to our calculations were as follows:

Selected Input Range

Time to Expiration	0.8 years - 6.6 years
Underlying Stock Price	€31.00 - €35.00
Exercise Price	€17.04 - €29.99
Risk-Free Rate	4.22% - 4.52%
Volatility	25.0% - 35.0%

Our analysis using the Black-Scholes Method resulted in a range of aggregate values for the Warrants in a range of €7.8 million to €10.6 million. This compares to the aggregate Warrant Consideration of €10,988,400, which resulted in a range of implied premiums of 41% to 3.8%.

9.4 Fairness Analysis of the Convertible Bond Consideration.  Pursuant to the Terms and Conditions of the Convertible Bonds, the Convertible Bonds are governed by French law. We determined that the most relevant valuation methods for the Convertible Bonds were (i) an analysis of their unaffected over-the-counter trading price and (ii) a theoretical option pricing model.

9.4.1 Analysis of the Unaffected Trading Price of the Convertible Bonds.  There is a limited public market for the Convertible Bonds, from which we observed the following over-the-counter trading prices and implied premiums as of October 15, 2007:

	Price per
	Convertible	Implied
	Bond[19]	Premium

Period Ended October 15, 2007
1 Trading Days Prior	€50.55	0.2%
5 Trading Days Prior	€45.95	10.2%
20 Trading Days Prior	€46.16	9.7%

The following chart shows the over-the-counter trading prices of the Convertible Bonds since issuance in May 2007:

As shown in the chart above and as discussed in Section 9.2.1.2, we believe that the trading price of the Ordinary Shares prior to September 15, 2007 would be a more relevant indicator of the unaffected trading price of the Ordinary Shares. As the value of the Convertible Bonds is driven mostly by the value of the Shares, we believe that the trading price of the Convertible Bonds prior to September 15, 2007 would be a more relevant indicator of the unaffected trading price of the Convertible Bonds.

19 Source: Deutsche Bank.

III-19

We observed the following trading prices and implied premiums as of period ended September 15, 2007:

	Price per
	Convertible	Implied
	Bond[20]	Premium

Period Ended September 15, 2007
1 Trading Days Prior	€44.61	13.54%
5 Trading Days Prior	€44.75	13.18%
20 Trading Days Prior	€42.42	19.40%

9.4.2 Analysis of the Theoretical Convertible Bond Value.  We calculated the theoretical value of the Convertible Bonds using the Partial Differential Equation method with the following inputs:

•	Underlying share price: we selected a range of unaffected prices per share based on (i) the trading price of the Ordinary Shares prior to Le Figaro rumors (i.e. €31.00 as of September 14, 2007 — which is equal to the low-end of the range resulting from our multi-criteria valuation), (ii) the trading price of the Ordinary Shares prior to the announcement of the Transaction (i.e. €35.00 as of October 5, 2007), and (iii) the high-end of the range resulting from our multi-criteria valuation (i.e. €37.00) but excluding the results of our Selected Transactions Analysis as we considered the results of this analysis to be less reliable;

•	Volatility: a range of 25% to 35% based on (i) the historical volatility of the Ordinary Shares and (ii) the historical volatility of the shares of the companies selected in the Selected Companies Analysis;

•	Maturity Date: January 1, 2027;

•	Nominal Value per Bond: €42.15;

•	Risk-Free Rate: Euroswap curve;

•	Credit Spread: 1.75% (which corresponds to the Company’s credit spread); and

•	Borrow Cost: 0.50%.

The following matrix shows the results of our analysis:

	Underlying Stock price
Volatility	€31.00	€35.00	€37.00

35%	€43.20	€46.37	€47.92
34%	€42.93	€46.11	€47.65
33%	€42.67	€45.84	€47.38
32%	€42.45	€45.58	€47.12
31%	€42.18	€45.32	€46.85
30%	€41.93	€45.03	€46.56
29%	€41.69	€44.71	€46.30
28%	€41.42	€44.45	€46.03
27%	€41.13	€44.21	€45.78
26%	€40.81	€43.99	€45.51
25%	€40.55	€43.74	€45.24

Our analysis using a Partial Differential Equation method resulted in a range of theoretical values of the Convertible Bonds of €40.55 to €47.92, which resulted in a range of implied premiums of 24.91% to 5.70%.

20 Source: Deutsche Bank.

III-20

10. Comments on the Deutsche Bank Report

10.1 Preliminary Comments.  Pursuant to the Instruction, the independent valuation report must set forth, in particular, “an analysis of the valuation work effected by the offeror’s advisor(s)” and point out “any divergences from the offeror and its advisory banks.”

Deutsche Bank’s valuation work regarding the Transaction is presented in a summary form in the draft Offer Document (Projet de Note D’Information).

In its assessment of the terms and conditions of the Transaction, Deutsche Bank used the following criteria to evaluate Business Objects:

•	analysis of trading prices;

•	comparable companies analysis; and

•	precedent transactions analysis.

Although we generally agree with the valuation methods used by Deutsche Bank which are the same as those used in this Report, our critical review of Deutsche Bank’s report gave rise, among others, to the observations presented thereafter.

10.2 Comments on the Comparable Companies Analysis

10.2.1 Selection of Multiples.  Deutsche Bank used Enterprise Value/EBIT as well as other multiples for its comparable companies analysis.

In software companies, EBITDA is usually a reasonable proxy to capture cash flows. The valuation of underlying cash flows is an important consideration for mature software companies. Accordingly, by not including EBITDA or another metric that more directly correlates to cash, Deutsche Bank may not have sufficiently captured the value of cash flows.

10.2.2 Selection of Comparable Companies.  We used a focused group of providers of business intelligence software companies. While we understand the rationale behind the selection of a broader group of software and business intelligence companies, certain comparable companies selected by Deutsche Bank do not appear to have a similar business model to that of Business Objects.

The selection of Deutsche Bank’s comparable companies within the business intelligence software space includes four companies (Fair Isaac Corp.; Omniture, Inc.; NICE-Systems, Ltd.; and Verint Systems, Inc.) which have limited comparability to Business Objects and excludes one company (Actuate Corp.) which is more comparable to Business Objects. The majority of Fair Isaac’s revenue is derived from FICO-related activities with only 5.5% of total revenue attributed to its Analytic Software Tools segment. A significant portion of Fair Issaac’s revenue is derived from transactional or unit-based software license fees, different from Business Objects software licensing and maintenance model. Likewise, Omniture’s business is driven largely by e-commerce, consumer transaction activity, rather than performance management or more traditional business intelligence functions. Additionally, Omniture is predominantly a subscription-based business, as opposed to Business Objects’ software licensing and maintenance model. NICE-Systems Ltd. is engaged in digital recording platforms which can capture, manage, and analyze unstructured data, a business area that Business Objects is expanding into through its Inxight acquisition, but an area that does not currently comprise a significant portion of revenue. Verint Systems, Inc. has limited trading on the pink sheets, operates as a subsidiary of Comverse Technology, Inc. and derives roughly 66% of revenue from its security segment. Its Business Intelligence segment comprises approximately 34% of its revenue. Though Actuate Corp. is smaller than Business Objects in terms of revenue and market capitalization, it is primarily a business intelligence and performance management software company, making it more comparable to Business Objects in terms of operations.

10.3 Comments on the Precedent Transactions Analysis.  We selected a focused group of enterprise software applications providers in business intelligence or the adjacent enterprise integration sector. We also focused on transactions greater than $400 million. In its precedent transaction analysis, Deutsche Bank chose multiple software transactions with deal values of less than $300 million. Given the size of the proposed Transaction, the comparability of these transactions is uncertain. For smaller acquisitions, transactions are often motivated by the acquiror’s need for a point solution to fill in its product line. Larger acquisitions similar to the Transaction are

III-21

motivated by solutions and market share, among other things. Due to these differences, the valuation metrics that arise may not be as comparable. Additionally, the profitability multiples (i.e. Equity Value/Net Income) for smaller transactions may not be directly comparable since they lack the scale of larger companies like Business Objects.

Though the acquisitions of Applix, Cartesis, ALG Software, Firstlogic, Similarity, and SRC Software represent acquisitions of companies with similar operations to Business Objects, their deal values are approximately $290 million, $300 million, $56 million, $69 million, $55 million, and $100 million, respectively. These transactions are significantly smaller than the roughly $6.8 billion value of the Transaction. The absence of forward-looking multiples also raises questions about the whether the resulting per Share value indication is comprehensive.

10.4 Comments on the Analysis of the Convertible Bonds.  We understand the rationale for calculating the present value to maturity of the Convertible Bonds is based solely on a calculation of the debt component of the Convertible Bond (i.e., by redeeming only its par value) and thereby excluding the upside coming from the possible redemption of the Convertible Bonds in cash and Shares. As we believe that the value of the Convertible Bonds may not be determined by separating these two components, it is possible that Deutsche Bank may not have sufficiently captured the value of the Convertible Bonds using this methodology.

We have no comments with respect to the calculation of the theoretical value of the Convertible Bonds. We agree with Deutsche Bank that the volatility around the Share Consideration is arguably much lower. For illustrative purposes, we have calculated the value of the Convertible Bond using the Partial Differential Equation method with an underlying share price equal to the Share Consideration (i.e. €42.00) and a volatility ranging from 10% to 20% with other inputs being equal. This analysis resulted in a range of theoretical values of the Convertible Bonds of €46.78 to €48.09, which resulted in a range of implied premiums of 8.27% to 5.32%.

11. Conclusion (“Attestation d’équité”).  Based upon and subject to the foregoing, it is our opinion that, in connection with the Transaction, as of October 21, 2007, (i) the Share Consideration to be received by the Shareholders is fair to such Shareholders, (ii) the Warrant Consideration, in the aggregate, to be received by the Warrantholders is fair to such Warrantholders, and (iii) the Convertible Bond Consideration to be received by the Convertible Bondholders is fair to such Convertible Bondholders, each from a financial point of view.

Paris,
October 21, 2007

Houlihan Lokey Howard & Zukin (Europe) Limited

/s/  Jean-Florent Rérolle

Jean-Florent Rérolle

Managing Director and Co-Head of European Financial Advisory Services

III-22

ENGLISH TRANSLATION OF ADDENDUM TO INDEPENDENT VALUATION REPORT OF
HOULIHAN LOKEY

Business Objects S.A.
157-159, rue Anatole France
92300 Levallois-Perret Cedex
France

ORIGINAL IN FRENCH
TRANSLATION for Reference only

Paris, November 21, 2007

Dear Sirs,

On November 13, 2007, the French Autorité des Marchés Financiers (the “AMF”) requested that we provide further details to the summary of certain of the analyses set forth in our independent valuation report issued to the Board of Directors of Business Objects on October 21, 2007 (the “Report”).

Unless otherwise defined herein, all terms used in this letter shall have the meaning ascribed thereto in the Report.

This letter is subject to all of the qualifications, assumptions and other limitations set forth in the Report. In particular, we would like to reiterate that the summary of the analyses set forth in our Report is not a complete description of all the analyses underlying the Report. The preparation of an independent valuation is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative, and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, our analyses are not readily susceptible to summary description. We arrived at our conclusions based on the results of all analyses undertaken by us and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology, or factor.

In accordance with the AMF Recommendation, we verified that the assumptions and inputs selected in our various analyses of the Share Consideration, the Warrant Consideration, and the Convertible Bond Consideration were consistent with each other. In this respect, we have compared the Share Consideration to the value of the Ordinary Shares unaffected by the Transaction. This unaffected value was also the one selected in connection with our assessment of the fairness, from a financial point of view, of the Warrant Consideration and of the Convertible Bond Consideration.

1.	Fairness Analysis of the Aggregate Warrant Consideration (Section 9.3 of the Report)

In our Report, we summarized our analysis of the implied range of aggregate values of the Warrants using the Black-Scholes Method. The key inputs to our calculations were as follows:

Selected Input Range

Contractual maturity (Time to expiration)	0.8 years - 6.6 years
Underlying Stock Price	€31.00 - €35.00
Exercise Price	€17.04 - €29.99
Risk-Free Rate	4.22% - 4.52%
Volatility	25.0% - 35.0%

The Warrants are held by certain members of the Board of Directors and remain exercisable for only a short period of time upon termination of the Warrantholder’s membership on the Board of Directors. Although there is a possibility that certain Warrantholders might not maintain their membership on the Board of Directors for the full term of the Warrants they hold, we assumed that the time to expiration of the Warrants would be their full term in light of the speculative nature of estimating the exact tenure of individual directors of Business Objects holding Warrants.

III-23

We selected a range of stock prices unaffected by the Transaction based on (i) the trading price of the Ordinary Shares prior to Le Figaro article (i.e., €31.00 as of September 14, 2007 — which was equal to the low-end of the range resulting from our multi-criteria valuation) and (ii) the trading price of the Ordinary Shares at the trading date prior to the announcement of the Transaction (i.e., €35.00 as of October 5, 2007). We opted to disregard the high-end of the range resulting from our multi-criteria valuation (i.e., €37.00) as this would have had the effect of overstating the aggregate value of the Warrants in light of the conservative assumption made regarding the time to expiration of the Warrants.21

Our analysis using these assumptions under the Black-Scholes Method resulted in a range of aggregate values for the Warrants of €7.8 million to €10.6 million. This compared to the aggregate Warrant Consideration of €11.0 million, which resulted in a range of implied premiums of 3.8% to 41%.

2.	Fairness Analysis of the Convertible Bond Consideration (Section 9.4 of the Report)

In assessing the fairness, from a financial point of view, of the Convertible Bond Consideration to be received by the Convertible Bondholders, we conducted a multi-criteria valuation in accordance with the AMF Recommendation.

A convertible bond is a corporate debt security that can be redeemed in cash and new or existing shares. It is a hybrid security that has elements of both debt and equity. It is a derivative security whose value is derived from the value of the debt and equity on which it ultimately depends. When the underlying stock price is low relative to the conversion price, the value of the convertible bond is mainly driven by the contractual cash flows (i.e., periodic coupon payments and principal). But when the underlying stock price is high relative to the conversion price, the underlying stock price will become the key driver of the value of the convertible bond.

As widely accepted in the academic community and financial sector, an option-like model (such as the binomial options pricing model proposed by Cox, Ross and Rubinstein) is needed to derive the theoretical value of the convertible bond from the fair values of the underlying debt and equity.

For purposes of our analysis of the theoretical value of the Convertible Bonds, we used an option-like model based on the partial differential equation.22 This model is consistent with the Cox-Ross-Rubenstein option pricing model which utilizes a binomial tree approach. Both models are widely used in the financial community and generally provide similar results.

As a means of verifying the results of our theoretical analysis, we observed the unaffected trading prices of the Convertible Bonds on the OTC market. Such unaffected trading prices typically reflect, under normal market conditions, the market consensus of critical assumptions made by market participants (such as the underlying stock price, the expected volatility, and the credit spread) when they use similar option-like models to the ones described above.

We did not apply other approaches that fail to properly take into account all the features of the Convertible Bond or that are not widely used by market participants.

2.1. Analysis of the Unaffected Trading Price of the Convertible Bonds (Section 9.4.1. of the Report)

The Convertible Bonds are traditionally traded over-the-counter (“OTC”). Because the OTC market is the principal market for the Convertible Bonds and due to the absence of sufficient trading activity on Euronext since the issuance of the Convertible Bonds, we concluded that the trading prices observed for the Convertible Bonds on the OTC market would be a more reliable indication of value.

21 For illustrative purposes, however, we also analyzed the fairness of the Warrant Consideration using the same range of underlying stock price that was used when assessing the fairness of the Convertible Bond Consideration (i.e., €31 to €37), which under the Black-Scholes Method resulted in a range of aggregate values for the Warrants of €7.8 million to €11.7 million.
22 Kostas Tsiveriotis and Chris Fernandes, “Valuing Convertible Bonds with Credit Risk,” The Journal of Fixed Income; September 1998; pp. 95-102.

III-24

2.2. Analysis of the Theoretical Convertible Bond Value (Section 9.4.2 of the Report)

As explained above, we estimated the theoretical value of the Convertible Bonds using the partial differential equation method with, among others, the following inputs:

•	Underlying Share Price

For internal consistency purposes, as indicated by our multi-criteria analysis, we selected a range of underlying values for the Ordinary Shares of €31 to €37. The €31 value is the low-end of the range resulting from our Selected Companies Analysis and the €37 value is the high-end of this range. In addition, €31 is the trading price of the Ordinary Shares prior to Le Figaro article published on September 14, 2007. This range includes the trading price of the Ordinary Shares prior to the announcement of the Transaction (i.e., €35.00 as of October 5, 2007). This range is not based on the results of our Selected Transactions Analysis as we considered that it included a control premium. These values provided us with a range of share values unaffected by the Transaction.

We did not select €42 as an underlying value for the Ordinary Shares in our partial differential equation method as our multi-criteria analysis of the Share Consideration indicated that such value reflected the impact of the Transaction and included a control premium. It would thus have been inappropriate and illogical to use it in our analysis that was conducted by comparing the Share Consideration to the range of unaffected values for the Shares. Similarly, selecting transaction prices of any particular one day during the period leading up to the announcement of the Transaction would also have been inappropriate given the speculative price volatility surrounding the announcement of the Transaction.

•	Expected Volatility

Volatility is a measure of the amount by which the returns on the underlying share price have fluctuated (historical volatility) or are expected to fluctuate (expected volatility) over a period of time. The higher the volatility, the more the returns on the underlying share price can be expected to vary, up or down. There is no generally accepted method of estimating expected volatility. In determining the best estimate of expected volatility, market participants usually make good faith efforts to identify and use sufficient information in determining whether to take historical volatility, implied future volatility or a combination of both into account. Standard industry practice will generally select the method in light of the particular instrument and the prevailing economic conditions.

In order to estimate an appropriate level of expected volatility, we observed the historical volatility of the Ordinary Shares and of the shares of Business Objects’ peer group companies. As a means of verifying the reasonableness of these observations, we also calculated the expected volatility of the Ordinary Shares resulting implicitly from the trading prices of Business Objects’ exchange-traded options and from the trading prices of the Convertible Bonds (implied volatilities).

III-25

(i)	Historical volatility of the Ordinary Shares

We examined the historical volatility of the Ordinary Shares on a 12-month trailing basis from August 1, 2007 through September 15, 2007 (i.e., pre-Le Figaro article). As shown in the graph below, the historical volatility was relatively stable in the range of 27% to 32% over such period.

(ii)	Historical volatility of Business Objects’ peer group companies

The use of historical volatility of the Ordinary Shares as a proxy for the expected volatility was further supported by the historical volatility of Business Objects’ peer group companies. The median of the peer group’s 12-month historical volatility was 30.4% as of September 14, 2007. By selecting only business intelligence software companies, the median was 34.2% as of September 14, 2007.

(iii)	Implied volatility of the options

The implied volatility of an option instrument is the volatility implied by the trading price of the instrument based on an option pricing model. Implied volatility from exchange-traded options can in some circumstances be useful in estimating expected volatility. However, the extent of the ultimate reliance on implied volatility will depend on an individual company’s facts and circumstances. In this case, due to the absence of sufficient trading activity of the Business Objects options, we did not consider that the implied volatility from the exchange-traded options would be a reliable measure of expected volatility.

III-26

Furthermore, the implied volatility from exchange-traded options would have had limited usefulness as it reflected the excess price volatility due to the rumors that followed publication of Le Figaro article and other speculative trading activities. As shown in the table below, implied volatility from exchange-traded options was relatively stable around 30% until mid-July 2007, fluctuated significantly starting as of that date, peaked at 46.5% on October 4, 2007, and declined to around 19.1% after the announcement of the Transaction.

(iv)	Implied volatility of the Convertible Bonds

The implied volatility of the Convertible Bonds has also been affected by market rumors following publication of Le Figaro article. As shown in the graph set forth above, such implied volatility ranged from 30.4% to 36.2% prior to market rumors, peaked at 39% on September 27, 2007, then declined within a range of 30.4% to 32.5% after the announcement of the Transaction.

Hence, we selected a range of expected volatility of 25% to 35% as an input in our partial differential equation method on the basis of the historical volatility of Business Objects and the historical volatility of peer companies. We observed that this range was consistent with the unaffected implied volatility of the Convertible Bonds.

•	Credit Spread

As discussed above, a Convertible Bond consists of two components, an equity component and a debt component. Each of these components has different default risks. According to our theoretical model, the equity component is assigned zero default risk since the issuer should in theory always be able to deliver its own stock. On the other hand, coupon and principal payments associated with the debt component depend on the issuer’s timely access to the required cash, and thus introduce credit risk. As such, the equity component is discounted at the risk-free rate, while the debt component is discounted at the risk-free rate plus a credit spread.

Based on information provided by the management of Business Objects, when the Convertible Bonds were first issued in May 2007, they were valued using a credit spread of 1.75%. This rate continued being used by DB convertible as its central case. Given the credit market turmoil starting in the early summer of 2007, and worsening thereafter, credit spreads have generally been widening across all companies and all industry groups.

Given the recent credit market conditions, a higher credit spread could have been used as an input in our partial differential equation method, which would have resulted in a lower theoretical value for the Convertible Bonds as a higher credit spread leads to a higher discount rate and a lower value per Convertible Bond. To be conservative, we decided to maintain the credit spread at 1.75%.

III-27

3.	Comments on Deutsche Bank’s Valuation of the Convertible Bonds (Section 10.4 of the Report)

3.1.  Contractual Redemption Rights

In Section 3.3.2.1 of SAP’s Note d’Information, Deutsche Bank analyzed the value of the Convertible Bonds on the basis of the Convertible Bondholders’ contractual right to exercise an option to redeem their Convertible Bonds in cash and Ordinary Shares at a conversion ratio that would be contractually adjusted in the event of a cash tender offer for the Company’s securities that could be reopened after the publication of positive results.

Our analysis of the terms and conditions of the Convertible Bonds set forth in the Convertible Bonds’ note d’opération resulted in the same redemption value for the Convertible Bonds of €50.6477 as was calculated by Deutsche Bank using a date of publication of positive results of the Offer of January 15, 2008.

This value is meant to reproduce the concept of theoretical value so as to compensate Convertible Bondholders for, among others, the loss of the optional value of the Convertible Bond in case of a tender offer. For these purposes, Deutsche Bank selected the Share Consideration as the value of the underlying shares.

This redemption value constitutes the reference for what the Company and investors had contractually agreed would be the means of determining the redemption value of the Convertible Bonds (and thus to compensate, among others, the loss of optional value) in the event of a cash tender offer for the Company’s securities.

3.2.  Analysis of the Theoretical Convertible Bond Value

Deutsche Bank used a theoretical model for valuing the Convertible Bonds similar to our own model while selecting certain inputs that differed from ours. In particular, Deutsche Bank selected a Share Consideration of €42 as the value for the underlying shares while we selected a range of unaffected values of €31 and €37. We have verified Deustche Bank’s calculations using our own model with the inputs selected by Deutsche Bank. This analysis resulted in a theoretical value per Convertible Bond of €50.43, close to the result obtained by Deutsche Bank (€50.14).

Our position differed from Deutsche Bank regarding the value of the underlying shares as we considered that in order to assess the fairness of the Convertible Bond Consideration from a financial point of view, the independent expert must compare it to a value estimated from the underlying prices of the Shares on an unaffected basis.

As discussed in our Report, had we selected the Share Consideration of €42 as the underlying value of the Ordinary Shares in our partial differential equation method, we would have had to select a lower level of expected volatility that the one selected by Deutsche Bank in its theoretical model (30%).23 Expected volatility is a measure of the amount by which the returns on the underlying share price are expected to fluctuate over a period of time. To the extent our multi-criteria analysis of the Share Consideration indicated that the €42 Share Consideration included a control premium, we have considered that the probability that the returns on the Shares vary materially at this price level decreased significantly. In fact, since the announcement of the Transaction, the volatility of the trading price of the Ordinary Shares decreased to around 5%.24

In this context, by extending Deutsche Bank’s analysis, we conducted a simulation, for illustrative purposes only, with a range of volatility of 10% to 20% and €42 as the underlying share price, which resulted in a range of theoretical values of €46.78 to €48.09. As described above, using a volatility of 30% would have resulted in a theoretical value of €50.43.

/s/  Jean-Florent Rérolle

Jean-Florent Rérolle

Managing Director

23 Deutsche Bank also noted this point by explaining in the Note d’Information that “In any event, the analysis set forth above is based on a volatility assumption under normal market conditions, which was not totally consistent with the Share Consideration. One could argue that the volatility around the Share Consideration should have been significantly lower.”
24 Historical volatility calculated between October 8, 2007 and November 19, 2007.

III-28